

2025 ANNUAL REPORT

NYSE: PINE

Dear Fellow Alpine Shareholders:

PINE outperformed the RMZ Index in 2025 despite the uncertainty created with the tariff announcements in April, which were especially punishing to small cap stocks. Facing a challenging public market, we did what we believe our shareholders would do: we repurchased shares at a very attractive discount to NAV and a very accretive common stock dividend yield. We tried hard to communicate the attractive valuation of our stock, but when the world and general investor is enamored with all things AI, lauding real estate seemed to fall on deaf ears. However, the advantage of being a small cap company is the ability, in a more meaningful way than larger cap companies, to drive shareholder value by simply buying back shares when the market winds are blowing in your face.

We were also busy in 2025 on the capital recycling front. We sold approximately $83 million of assets which we think had limited upside, and purchased over $100 million of higher-quality properties with credit tenants in major metropolitan areas. Five of our top six tenants are now credit rated with Lowe's Home Improvement, Dick's Sporting Goods and Walmart being near the top. We like these larger-format, dominant retail stores as they include significant acreage and they are paying relatively low rents, which in most cases are not replaceable, thereby creating an incentive for the tenant to remain in the current store. We also believe we have one of the most favorable geographies amongst peers, as our portfolio's largest two states are Florida and Texas — both of which we believe are fast-growing and business friendly.

In 2025, we invested a total of $278 million in both properties and loan originations, which helped deliver almost 9% AFFO per share growth year-over-year. This strong growth in earnings, along with our strong earnings guidance for 2026, led us to raise the common stock dividend in Q1 2026 by over 5%.

To help support this investment growth, we accessed the public markets by raising $50 million of preferred equity with a coupon of 8% in November 2025. This preferred offering was well received by the public market, and we believe it raised new awareness of our stock by investors who were not familiar with our story.

In addition to finishing 2025 on a strong note, we provided 2026 guidance which reflects our belief of a promising year. We continue to source both high-quality net lease investments and higher-yielding loan investments that we believe will together produce a compelling blended investment yield for our shareholders. We have been fortunate to find especially attractive loan investments with high-quality sponsors on strong assets in good locations.

Once again, our team at CTO was hard at work delivering results for PINE shareholders.

We even appreciated our own work with CTO purchasing over $1.5 million of additional PINE common stock in 2025, bringing our ownership to 15.4% as of year-end and putting our investment alongside our shareholders'.

Sincerely,

John P. Albright
President and Chief Executive Officer

PINE COMMON DIVIDEND PER SHARE



2020	2021	2022	2023	2024	2025	Q1 2026 Annualized
$0.82	$1.02	$1.09	$1.10	$1.11	$1.14	$1.20

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to_____
Commission File Number 001-39143

ALPINE INCOME PROPERTY TRUST, INC.
(Exact name of registrant as specified in its charter)

Maryland	**84-2769895**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
369 N. New York Avenue, Suite 201	
Winter Park, Florida	**32789**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code
(407) 904-3324

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT

Title of each class	Trading Symbol	Name of each exchange on which registered
COMMON STOCK, $0.01 PAR VALUE	**PINE**	**NYSE**
8.000% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK, $0.01 PAR VALUE	**PINE/PA**	**NYSE**

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐   NO ☒

On June 30, 2025, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant was $190,306,859 based on the closing sales price of the Registrant's common stock on such date as reported on the New York Stock Exchange. For purposes of this computation, all officers, directors and 10% beneficial owners of the Registrant's common stock of which the Registrant is aware are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors or 10% beneficial owners are, in fact, affiliates of the Registrant.

The number of shares of the registrant's common stock outstanding on January 29, 2026 was 15,088,574.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2026 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2025, are incorporated by reference in Part III of this report.

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TABLE OF CONTENTS

PART I

When we refer to "we," "us," "our," "PINE," or "the Company," we mean Alpine Income Property Trust, Inc. and its consolidated subsidiaries. References to "Notes to the Financial Statements" refer to the Notes to the Consolidated Financial Statements of Alpine Income Property Trust, Inc. included in Item 8 of this Annual Report on Form 10-K.

Special Note Regarding Forward-Looking Statements

This Report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). The words "believe," "estimate," "expect," "intend," "anticipate," "will," "could," "may," "should," "plan," "potential," "predict," "forecast," "project," "assume," and similar expressions and variations thereof identify certain of such forward-looking statements, which speak only as of the dates on which they were made. Forward-looking statements are made based upon management's expectations and beliefs concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Company will be those anticipated by management.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. These risks and uncertainties include, but are not limited to, the strength of the real estate market; the impact of a prolonged recession or downturn in economic conditions; our ability to successfully execute acquisition or development strategies; credit risk associated with us investing in commercial loans and investments; any loss of key management personnel; changes in local, regional, national and global economic conditions affecting the real estate development business and properties, including unstable macroeconomic conditions due to, among other things, geopolitical conflicts, inflation and higher interest rates; the impact of competitive real estate activity; the loss of any major property tenants; the ultimate geographic spread, severity and duration of pandemics, actions that may be taken by governmental authorities to contain or address the impact of such pandemics, and the potential negative impacts of such pandemics on the global economy and our financial condition and results of operations; and the availability of capital. These risks and uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements.

See "Item 1A. Risk Factors" within this Annual Report on Form 10-K for further discussion of these risks, as well as additional risks and uncertainties that could cause actual results or events to differ materially from those described in the Company's forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such statements, which speak only as of the date of this Annual Report on Form 10-K. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report on Form 10-K.

ITEM 1.   BUSINESS

OVERVIEW

We are a real estate investment trust ("REIT") that owns and operates a high-quality portfolio of commercial net lease properties all located in the United States. Our properties are primarily leased to industry leading, creditworthy tenants, many of which operate in industries we believe are resistant to the impact of e-commerce. Our portfolio consists of 127 net leased properties located in 32 states. The properties in our portfolio are primarily subject to long-term leases, which generally require the tenant to pay directly or reimburse us for property operating expenses such as real estate taxes, insurance, assessments and other governmental fees, utilities, repairs and maintenance and certain capital expenditures. We also acquire and originate commercial loans and investments. Our investments in commercial loans are generally secured by real estate or the borrower's pledge of its ownership interest in an entity that owns real estate.

The Company operates in two primary business segments: (i) income properties and (ii) commercial loans and investments.

The Company has no employees and is externally managed by Alpine Income Property Manager, LLC (our "Manager"), a Delaware limited liability company and a wholly owned subsidiary of CTO Realty Growth, Inc. (NYSE: CTO) ("CTO"). CTO is a Maryland corporation that is a publicly traded diversified REIT and the sole member of our Manager.

The Company elected to be taxed as a REIT for U.S. federal income tax purposes commencing with its initial taxable year ended December 31, 2019. We believe we have been organized and have operated in such a manner as to qualify and maintain our qualification for taxation as a REIT under the U.S. federal income tax laws. We intend to continue to operate in such a manner, but no assurances can be given that we will continue to operate in such a manner as to qualify and maintain our qualification for taxation as a REIT under the U.S. federal income tax laws.

Our primary objective is to maximize cash flow and value per share by generating stable and growing cash flows and attractive risk-adjusted returns through (i) the ownership, operation and growth through acquisition of a diversified portfolio of high-quality, net leased commercial properties with attractive long-term real estate fundamentals and (ii) investments in commercial loans and other investments secured by real estate. The 127 properties in our income property portfolio are 99.5% occupied and represent 4.3 million of gross rentable square feet with leases that have a weighted average lease term of 8.4 years (weighting based on annualized base rent as of December 31, 2025). Our portfolio is representative of our investment strategy, which consists of one or more of the following core investment criteria:

- **Attractive Locations**. The 127 properties in our portfolio are primarily located in, or in close proximity to major metropolitan statistical areas, or MSAs, and in markets in the United States with favorable economic and demographic conditions supporting the underlying businesses of our tenants. As of December 31, 2025, approximately 52% of our portfolio's annualized base rent was derived from properties located in MSAs with populations greater than one million people.

- **Creditworthy Tenants**. 51% of our portfolio's annualized base rent as of December 31, 2025 was derived from tenants that have (or whose parent company has) an investment grade credit rating from a recognized credit rating agency. The Company defines an investment grade credit rating as a rating from S&P Global Ratings, Moody's Investors Service, Fitch Ratings or the National Association of Insurance Commissioners of Baa3, BBB-, or NAIC-2 or higher. If applicable, in the event of a split rating between S&P Global Ratings and Moody's Investors Services, the Company utilizes the higher of the two ratings as its reference point as to whether a tenant has an investment grade credit rating.

- **Geographic Diversity**. Our portfolio is spread across 95 markets in 32 states. Our largest property, as measured by annualized base rent, is located in the Rochester, New York MSA.

- **High Occupancy with Primarily Long Duration Leases**. Our portfolio is 99.5% occupied. The leases in our portfolio have a weighted average remaining lease term of 8.4 years (weighted based on annualized base rent as of December 31, 2025).

In addition to our income property portfolio, as of December 31, 2025, our business included a portfolio of nine construction loans, six mortgage notes, and three properties acquired pursuant to a sale-leaseback transaction whereby the tenant has a future repurchase right.

Organization

The Company is a Maryland corporation formed on August 19, 2019. On November 26, 2019, the Company closed its initial public offering ("IPO"). Our common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "PINE." We sold 7,500,000 shares of our common stock at $19.00 per share in the IPO. CTO purchased 421,053 of the shares of our common stock that we sold in the IPO. Concurrently with the closing of the IPO, CTO invested $15.5 million in exchange for 815,790 shares of our common stock (the "CTO Private Placement"). We refer to the IPO, the CTO Private Placement, and the other transactions executed at the time of our listing on the NYSE collectively as the "Formation Transactions." See Note 19, "Related Party Management Company" in the Notes to the Financial Statements for the Company's disclosure related to CTO's purchases of PINE common stock subsequent to the IPO.

We are externally managed by our Manager and conduct the substantial majority of our operations through, and substantially all of our assets are held by, Alpine Income Property OP, LP (the "Operating Partnership"). Our wholly owned subsidiary, Alpine Income Property GP, LLC ("PINE GP"), is the sole general partner of the Operating Partnership. As of December 31, 2025, we have a total common ownership interest in the Operating Partnership of 92.4%, with CTO holding, directly and indirectly, a 7.6% common ownership interest in the Operating Partnership. We also own 100% of the Series A Preferred units of the Operating Partnership underlying the Series A Preferred Stock (hereinafter defined). Our interest in the Operating Partnership generally entitles us to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to our percentage common ownership. We, through PINE GP, generally have the exclusive power under the partnership agreement to manage and conduct the business and affairs of the Operating Partnership, subject to certain approval and voting rights of the limited partners. Our Board of Directors (the "Board") manages our business and affairs.

Each limited partner of the Operating Partnership has the right to require the Operating Partnership to redeem part or all of its common units of the Operating Partnership ("OP Units") for cash, based upon the value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock on a one-for-one basis, beginning on and after the date that is 12 months after issuance of such OP Units, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter. Each redemption of OP Units will increase our percentage ownership interest in the Operating Partnership and our share of its cash distributions and profits and losses.

Capital Markets

Equity. On December 1, 2020, the Company filed a shelf registration statement on Form S-3, relating to the registration and potential issuance of its common stock, preferred stock, warrants, rights, and units with a maximum aggregate offering price of up to $350.0 million (the "2020 Registration Statement"). The Securities and Exchange Commission (the "SEC") declared the 2020 Registration Statement effective on December 11, 2020.

On September 27, 2023, the Company filed a shelf registration statement on Form S-3, relating to the registration and potential issuance of its common stock, preferred stock, debt securities, warrants, rights, and units with a maximum aggregate offering price of up to $350.0 million (the "2023 Registration Statement"). The 2020 Registration Statement was terminated concurrently with the filing of the 2023 Registration Statement. The SEC declared the 2023 Registration Statement effective on September 29, 2023.

In June 2021, the Company completed a follow-on public offering of 3,220,000 shares of common stock, which included the full exercise of the underwriters' option to purchase an additional 420,000 shares of common stock. Upon closing, the Company issued 3,220,000 shares and received net proceeds of $54.3 million, after deducting the underwriting discount and expenses.

On December 14, 2020, the Company implemented a $100.0 million "at-the-market" equity offering program (the "2020 ATM Program") pursuant to which the Company may sell, from time to time, shares of the Company's common stock. During the year ended December 31, 2022, the Company sold 446,167 shares under the 2020 ATM Program for gross proceeds of $8.7 million at a weighted average price of $19.44 per share, generating net proceeds of $8.6 million after deducting transaction fees totaling $0.1 million. During the year ended December 31, 2021, the Company sold 761,902 shares under the 2020 ATM Program for gross proceeds of $14.0 million at a weighted average price of $18.36 per share, generating net proceeds of $13.8 million after deducting transaction fees totaling $0.2 million. The Company was not active under the 2020 ATM Program during the year ended December 31, 2020. The 2020 ATM Program was terminated in advance of implementing the 2022 ATM Program, hereinafter defined.

On October 21, 2022, the Company implemented a $150.0 million "at-the-market" equity offering program (the "2022 ATM Program") pursuant to which the Company may sell, from time to time, shares of the Company's common stock. During the year ended December 31, 2025, the Company sold 618,757 shares under the 2022 ATM Program for gross proceeds of $10.6 million at a weighted average price of $17.10 per share, generating net proceeds of $10.4 million after deducting transaction fees totaling $0.2 million. During the year ended December 31, 2024, the Company sold 1,059,271 shares under the 2022 ATM Program for gross proceeds of $19.1 million at a weighted average price of $18.04 per share, generating net proceeds of $18.8 million after deducting transaction fees totaling $0.3 million. During the year ended December 31, 2023, the Company sold 665,929 shares under the 2022 ATM Program for gross proceeds of $12.6 million at a weighted average price of $18.96 per share, generating net proceeds of $12.4 million after deducting transaction fees totaling $0.2 million. During the year ended December 31, 2022, the Company sold 1,479,241 shares under the 2022 ATM Program for gross proceeds of $27.8 million at a weighted average price of $18.81 per share, generating net proceeds of $27.4 million after deducting transaction fees totaling $0.4 million. As of December 31, 2025, we have $79.9 million of availability under the 2022 ATM Program.

In the aggregate, under the 2020 ATM Program and 2022 ATM Program, during the year ended December 31, 2022, the Company sold 1,925,408 shares for gross proceeds of $36.5 million at a weighted average price of $18.96 per share, generating net proceeds of $36.0 million after deducting transaction fees totaling $0.5 million.

On November 5, 2025, the Company priced a public offering of 2,000,000 shares of the Company's 8.00% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred Stock") at a public offering price of $25.00 per share. The offering closed on November 12, 2025, and the Company received gross proceeds of $50.0 million before deducting the underwriting discount and expenses, with net proceeds totaling $48.1 million.

On December 5, 2025, the Company implemented a $35.0 million "at-the-market" preferred stock equity offering program (the "2025 Preferred Stock ATM Program") pursuant to which the Company may sell, from time to time, shares of the Company's Series A Preferred Stock. During the year ended December 31, 2025, the Company sold 83,328 shares under the 2025 Preferred Stock ATM Program for gross proceeds of $2.1 million at a weighted average price of $24.96 per share, generating net proceeds of $2.0 million after deducting transaction fees totaling less than $0.1 million. As of December 31, 2025, $32.9 million of availability remained under the 2025 Preferred Stock ATM Program.

The Series A Preferred Stock ranks senior to the Company's common stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company. The Series A Preferred Stock has no maturity date and will remain outstanding unless redeemed. The Series A Preferred Stock is not redeemable by the Company prior to November 12, 2030 except under limited circumstances intended to preserve the Company's qualification as a REIT for U.S. federal income tax purposes or upon the occurrence of a change of control, as defined in the Articles Supplementary designating the Series A Preferred Stock (the "Articles Supplementary"). Upon such change in control, the Company may redeem, at its election, the Series A Preferred Stock at a redemption price of $25.00 per share plus any accumulated and unpaid dividends up to, but excluding the date of redemption, and in limited circumstances, the holders of preferred stock shares may convert some or all of their Series A Preferred Stock into shares of the Company's common stock at conversion rates set forth in the Articles Supplementary.

Debt. Credit Facility. On September 30, 2022, the Company and the Operating Partnership entered into a credit agreement (the "2022 Amended and Restated Credit Agreement") with KeyBank National Association, as administrative agent, and certain other lenders named therein, which amended and restated the 2027 Term Loan Credit Agreement (hereinafter defined) to include, among other things:

- the origination of a new senior unsecured revolving credit facility in the amount of $250 million (the "Credit Facility") which matures on January 31, 2027, with the option to extend for one year;
- an accordion option that allows the Company to request additional revolving loan commitments and additional term loan commitments, provided the aggregate amount of revolving loan commitments and term loan commitments shall not exceed $750 million;
- the amendment of certain financial covenants; and
- the addition of a sustainability-linked pricing component pursuant to which the Company will receive interest rate reductions up to 0.025% based on performance against sustainability performance targets.

Pursuant to the 2022 Amended and Restated Credit Agreement, the indebtedness outstanding under the Credit Facility accrues at a rate ranging from SOFR plus 0.10% plus a range of 125 basis points to 220 basis points, based on the total balance outstanding under the Credit Facility as a percentage of the total asset value of the Company, as defined in the 2022 Amended and Restated Credit Agreement. The Company may utilize daily simple SOFR or term SOFR, at its election. The Credit Facility also accrues a fee of 15 or 25 basis points for any unused portion of the borrowing capacity based on whether the unused portion is greater or less than 50% of the total borrowing capacity.

2026 Term Loan. On May 21, 2021, the Operating Partnership, the Company and certain subsidiaries of the Company entered into a credit agreement (the "2026 Term Loan Credit Agreement") with Truist Bank, N.A. as administrative agent, and certain other lenders named therein, for a term loan (the "2026 Term Loan") in an aggregate principal amount of $60.0 million with a maturity of five years. On April 14, 2022, the Company entered into the Amendment, Increase and Joinder to the 2026 Term Loan Credit Agreement (the "2026 Term Loan Amendment"), which increased the term loan commitment under the 2026 Term Loan by $40 million to an aggregate of $100 million. The 2026 Term Loan Amendment also effectuated the transition of the underlying variable interest rate from LIBOR to SOFR.

On October 5, 2022, the Company entered into an amendment which, among other things, amends certain financial covenants and adds a sustainability-linked pricing component consistent with what is contained in the 2022 Amended and Restated Credit Agreement (the "2026 Term Loan Second Amendment"), effective September 30, 2022.

2027 Term Loan. On September 30, 2021, the Operating Partnership, the Company and certain subsidiaries of the Company entered into a credit agreement (the "2027 Term Loan Credit Agreement") with KeyBank National Association as administrative agent, and certain other lenders named therein, for a term loan (the "2027 Term Loan") in an aggregate principal amount of $80.0 million (the "Term Commitment") maturing in January 2027. On April 14, 2022, the Company entered into the Amendment, Increase and Joinder to the 2027 Term Loan Credit Agreement (the "2027 Term Loan Amendment"), which increased the Term Commitment by $20 million to an aggregate of $100 million. The 2027 Term Loan Amendment also effectuated the transition of the underlying variable interest rate from LIBOR to SOFR.

On September 30, 2022, the Company entered into the 2022 Amended and Restated Credit Agreement which amended and restated the 2027 Term Loan Credit Agreement to include the origination of a new revolving credit facility in the amount of $250.0 million as previously described. The 2022 Amended and Restated Credit Agreement includes an accordion option that allows the Company to request additional revolving loan commitments and additional term loan commitments not to exceed $750.0 million in the aggregate.

Market Opportunity

We believe that investor demand remains resilient for the net lease industry with the total addressable market continuing to expand through sale-leaseback transactions and new developments. Unlike a gross lease, which places the financial responsibility for most expenses with the property owner, the net lease structure shifts the majority or entirety of costs for property taxes, insurance, maintenance and often utilities and capital expenditures, to the lessee, in addition to rent payments. Net leases are generally executed for an initial term of 10 to 15 years, but 20- and 25-year leases are not uncommon. Lease agreements often include multiple options for the tenant to extend and may include terms for periodic rent increases. Comparatively, multi-tenant commercial real estate properties under gross leases often have average initial lease terms between five and ten years with shorter or fewer options to extend. Rent escalation is also commonly embedded in the net lease terms as a specified percentage increase of existing rent per year or determined by reference to an inflation measure such as the Consumer Price Index. With cash flows that are intended to be passive, stable and paid at regular intervals, net leased real estate is similar, in many ways, to interest-bearing corporate bonds, but with the additional potential for appreciation in the value of the underlying property.

Investment Strategy

We seek to acquire, own and operate primarily freestanding, commercial real estate properties located in the United States leased primarily pursuant to triple-net, long-term leases. We focus on investments primarily in retail properties. We target tenants in industries that we believe are favorably impacted by current macroeconomic trends that support consumer spending, such as strong and growing employment and positive consumer sentiment, as well as tenants in industries that have demonstrated resistance to the impact of the growing e-commerce retail sector or who use a physical presence as a component of their omnichannel strategy. We also seek to invest in properties that are net leased to tenants that we determine have attractive credit characteristics, stable operating histories and healthy rent coverage levels, are well-located within their respective markets and have rents at-or-below market rent levels. Furthermore, we believe that the size of our company allows us, for at least the near term, to focus our investment activities on the acquisition of single properties or smaller portfolios of properties that represent a transaction size that most of our publicly-traded net lease REIT peers will not pursue on a consistent basis.

Our strategy for investing in income-producing properties is focused on factors including, but not limited to, long-term real estate fundamentals, including those markets experiencing significant economic growth. We employ a methodology for evaluating targeted investments in income-producing properties which includes an evaluation of: (i) the attributes of the real estate (e.g., location, market demographics, comparable properties in the market, etc.); (ii) an evaluation of the existing tenant(s) (e.g., credit-worthiness, property level sales, tenant rent levels compared to the market, etc.); (iii) other market-specific conditions (e.g., tenant industry, job and population growth in the market, local economy, etc.); and (iv) considerations relating to the Company's business and strategy (e.g., strategic fit of the asset type, property management needs, alignment with the Company's structure, etc.).

We believe that the net leased properties we own and intend to acquire will provide our stockholders with investment diversification and can deliver strong risk-adjusted returns. We expect the majority of our net leased properties will be retail properties. We believe the risk-adjusted returns for retail properties within our portfolio are compelling and offer attractive investment yields, rental rates at or below prevailing market rental rates and an investment basis below replacement cost.

We also acquire and originate commercial loans and investments associated with real estate located in the United States. Our investments in commercial loans are generally secured by real estate or the borrower's pledge of its ownership interest in an entity that owns real estate.

Property Portfolio

As of December 31, 2025, the Company owned 127 properties in 32 states. The following is a summary of the relevant leases attributable to these properties:

Description	Location	Rentable Square Feet	Annualized Base Rent ($000's) [1]
Beachside Hospitality Group	Anna Maria, FL	10,600	$ 1,996
Germfree Laboratories	Ormond Beach, FL	160,013	1,931
Dicks Sporting Goods	Victor, NY	120,908	1,871
Bass Pro Shops	Hermantown, MN	66,033	1,370
Walmart	Howell, MI	214,172	1,369
Lowe's	Knoxville, TN	142,092	1,363
BJ's Wholesale Club	Concord, NC	108,532	1,255
Beachside Hospitality Group	Bradenton Beach, FL	22,131	1,168
Alamo Drafthouse	Westminster, CO	43,815	1,153
Walmart	Houston, TX	131,039	959
At Home	Concord, NC	108,338	947
Lowe's	Houston, TX	131,644	917
Lowe's	Logan, WV	114,731	870
Burlington	North Richland Hills, TX	70,891	859

Lowe's [3]	Stockton, CA	138,136	756
Lowe's	Adrian, MI	101,287	703
Home Depot	Woodridge, IL	110,626	693
Best Buy	Downers Grove, IL	62,860	684
Beachside Hospitality Group	Longboat Key, FL	6,520	657
At Home	Turnersville, NJ	89,460	641
Academy Sports	Tupelo, MS	62,943	634
Live Nation	East Troy, WI	- [2]	634
Dicks Sporting Goods	Downers Grove, IL	38,297	630
Walmart [3]	Richmond, VA	116,425	625
Academy Sports	Florence, SC	58,410	625
Lowe's	Fremont, OH	125,357	603
Dicks Sporting Goods	Chesterfield, MI	49,979	603
Crunch Fitness	Buford, GA	24,800	514
Lowe's [3]	El Paso, TX	136,545	512
Best Buy	Lafayette, LA	45,611	507
AMC	Tyngsborough, MA	39,474	507
Sportsman's Warehouse	Morgantown, WV	30,547	498
Dicks Sporting Goods	Vineland, NJ	50,000	496
Dicks Sporting Goods	McDonough, GA	46,315	495
Walgreens	Blackwood, NJ	14,820	464
Dicks Sporting Goods	Glen Allen, VA	23,635	458
Best Buy	Dayton, OH	45,535	432
CVS	Baton Rouge, LA	13,813	383
Marshalls	Vineland, NJ	30,006	375
Verizon	Vineland, NJ	6,034	359
Home Depot [3]	Vineland, NJ	125,218	353
Walgreens	Decatur, IL	14,820	353
Michaels	Vineland, NJ	24,000	342
Best Buy	McDonough, GA	30,038	338
Walgreens	Edgewater, MD	14,820	328
Office Depot	Albuquerque, NM	30,346	319
Old Time Pottery	West Chicago, IL	78,721	313
Best Buy	Vineland, NJ	20,460	297
Petco	Richmond, VA	13,386	294
Ashley HomeStore	Dayton, OH	33,310	285
TJ Maxx	Richmond, VA	21,089	264
Walgreens	Albany, GA	14,770	258
Walmart	Hempstead, TX	52,190	253
HomeGoods	Vineland, NJ	22,910	245
Walmart	Malden, MO	48,081	240
Nawabi Hyderabad House	Concord, NC	7,480	229
Walgreens	Glen Burnie, MD	14,490	228
7-Eleven [3]	Olathe, KS	4,165	219
Office Depot	Gadsden, AL	23,638	217
Boot Barn	Concord, NC	10,037	195
Mattress Firm	Richmond, IN	5,108	175
Mattress Firm	Lake City, FL	4,577	170
Bounce Hopper	Victor, NY	20,055	159
Miya Nails	Richmond, VA	10,823	155
Advance Auto Parts	St. Paul, MN	7,201	150
Harbor Freight	Washington, MO	23,466	150
Advance Auto Parts	Severn, MD	6,876	148
Red Robin [3]	Vineland, NJ	4,575	141
Advance Auto Parts	Richmond, VA	9,736	127
Dollar General	Kermit, TX	10,920	126
Burger King	Plymouth, NC	3,142	125
Carrabba's Italian Grill	Concord, NC	6,382	124
Harbor Freight	Midland, MI	14,624	124
Mattress Firm	Gadsden, AL	7,237	122
Tractor Supply Company	Owensville, MO	38,452	121
Dollar General	Chazy, NY	9,277	119
Family Dollar	Auburn, NE	10,577	118
Dollar General	Odessa, TX	9,127	117
Family Dollar	McKenney, VA	10,531	116
Dollar General	Willis, TX	9,138	114
Dollar Tree	Medicine Lodge, KS	10,566	114
Family Dollar	Lake City, AR	10,424	114
Dollar Tree	Amsterdam, OH	10,500	113
Dollar General	Winthrop, NY	9,167	113
Family Dollar	Burlington, KS	10,500	113
Family Dollar	Burlington, NC	11,394	113
Family Dollar	Caneyville, KY	10,604	112

Family Dollar	Caney, KS	10,555	112
Dollar General	Cut and Shoot, TX	9,096	112
Dollar Tree	Sulphur, OK	10,000	112
Advance Auto Parts	Ware, MA	6,889	112
Family Dollar	Tipton, MO	10,557	111
Dollar General	Milford, ME	9,128	110
Dollar Tree	Demopolis, AL	10,159	110
Dollar Tree	Madill, OK	9,682	109
Dollar Tree	Superior, NE	10,500	109
Family Dollar	Sabetha, KS	10,500	108
Dollar Tree	Phillipsburg, KS	10,500	106
Family Dollar	Van Buren, MO	10,500	106
Dollar General	Salem, NY	9,199	105
Dollar Tree	Plainville, KS	10,500	105
Family Dollar	McGehee, AR	10,993	105
Dollar Tree	Gladewater, TX	10,111	105
Family Dollar	Town Creek, AL	10,545	104
Family Dollar	Tecumseh, NE	10,644	104
Family Dollar	Anthony, KS	10,500	104
Dollar General	Bingham, ME	9,345	104
Dollar General	Harrisville, NY	9,309	104
Family Dollar	Murfreesboro, AR	10,500	104
Dollar General	Heuvelton, NY	9,342	104
Firestone	Pittsburgh, PA	10,629	103
Dollar General	Barker, NY	9,275	102
Dollar General	Limestone, ME	9,167	100
Family Dollar	Anderson, AL	10,607	99
Dollar General	Hammond, NY	9,219	98
Family Dollar	Des Arc, AR	10,555	98
Dollar General	Somerville, TX	9,252	96
Family Dollar	Dearing, GA	9,288	95
Dollar General	Seguin, TX	9,155	90
Dollar Tree	Albuquerque, NM	10,023	85
Family Dollar	Lake Village, AR	14,592	84
Dollar General	Newtonsville, OH	9,290	83
Dollar General	Del Rio, TX	9,219	83
Hardee's	Bluefield, VA	3,763	80
J.F. Williams [(3)]	Richmond, VA	5,982	76
Starbucks	Vineland, NJ	1,500	75
Dollar General	Warsaw, NY	14,495	74
Hardee's	Belleville, IL	3,230	71
Burger King	Dundee, MI	3,255	70
Jiffy Lube	Lake Charles, LA	1,897	66
Advance Auto Parts	Ludington, MI	6,604	63
Advance Auto Parts	New Baltimore, MI	6,784	63
Sushi Lovers	Vineland, NJ	1,999	60
Dollar General	Perry, NY	9,181	59
Dollar General	Dansville, NY	9,174	57
Dollar General	Ellicottville, NY	9,144	56
Playa Bowls	Vineland, NJ	1,498	55
Philly Pretzel	Vineland, NJ	1,505	42
7Brew [(3)(4)]	Orange Park, FL	-	-
Vacant	Jackson, MS	1,920	-
Vacant	Leland, MS	3,343	-
Vacant	Oceanside, NY	15,500	-
Vacant	Vineland, NJ	1,500	-
		4,272,921	$ 46,227

(1) Annualized straight-line base rental income in place as of December 31, 2025.

(2) The Alpine Valley Music Theatre, leased to Live Nation Entertainment, Inc., is an entertainment venue consisting of a two-sided, open-air, 7,500-seat pavilion; an outdoor amphitheater with a capacity for 37,000; and over 150 acres of green space.

(3) We are the lessor in a ground lease with the tenant. Rentable square feet represents improvements on the property that revert to us at the expiration of the lease.

(4) Tenants represent active leases with rent to commence subsequent to December 31, 2025.

Certain individual tenants in the Company's portfolio of income properties accounted for more than 10% of lease income from the Company's income properties during the years ended December 31, 2025, 2024, and 2023. For the year ended December 31, 2025, Dick's Sporting Goods and Lowe's accounted for 11% and 10% of lease income revenues, respectively. For the years ended December 31, 2024 and 2023, Walgreens represented 11% of lease income revenues.

As of December 31, 2025, 14% of the Company's income property portfolio, based on square footage, was located in the state of Texas. As of December 31, 2024, 11% of the Company's income property portfolio, based on square footage, was located in each of the states of New Jersey and Michigan.

Commercial Loans and Investments

Our investments in commercial loans are generally secured by real estate or the borrower's pledge of its ownership interest in the entity that owns the real estate. As of December 31, 2025 and 2024, our investments in commercial loans were all associated with real estate located in the United States, are current and performing, and bear interest at a fixed rate.

2025 Commercial Loans and Investments Activity. During the year ended December 31, 2025, the Company originated (i) 11 commercial loans for an aggregate investment volume of $137.3 million at a weighted average initial cash yield of 12.4% and (ii) one, $2.0 million short-term mortgage note with an initial cash yield of 16.5%, that was originated on June 5, 2025 and repaid in full on July 2, 2025. Additionally, during the year ended December 31, 2025, the Company amended five existing commercial loan investments whereby certain maturity dates were extended and the total face amounts of four loan investments were upsized by an aggregate of $39.7 million. Also during the year ended December 31, 2025, the Company sold a $10.0 million A-1 participation interest in a $29.5 million mortgage note that was initially originated by the Company. As of December 31, 2025, the Company's commercial loan investments portfolio included nine construction loans, six mortgage notes, and three properties acquired pursuant to a sale-leaseback transaction whereby the tenant has a future repurchase right, with an aggregate carrying value of $167.6 million. See Note 4, "Commercial Loans and Investments" in the Notes to the Financial Statements for additional disclosures related to the Company's commercial loans and investments as of December 31, 2025.

2024 Commercial Loans and Investments Portfolio. During the year ended December 31, 2024, the Company originated three commercial loans for an aggregate investment volume of $31.1 million at a weighted average initial cash yield of 10.7%. The Company also acquired three single-tenant income properties ("the Sale-Leaseback Properties") in the greater Tampa Bay, Florida area for $31.4 million during the year ended December 31, 2024, through a sale-leaseback transaction that includes a tenant repurchase option. Due to the existence of the tenant repurchase option, and pursuant to FASB ASC Topic 842, *Leases*, GAAP requires that the $31.4 million investment be accounted for as a financing arrangement, and accordingly the related assets and corresponding revenue are included in the Company's commercial loans and investments in the Company's consolidated balance sheets and consolidated statement of operations. However, as the Sale-Leaseback Properties constitute real estate assets for both legal and tax purposes, we have included them in the property portfolio when describing our property portfolio and for purposes of providing statistics related thereto. Also during the year ended December 31, 2024, the Company sold a $13.6 million A-1 participation interest in a $23.4 million portfolio loan that was initially originated by the Company. As of December 31, 2024, the Company's commercial loan investments portfolio included five construction loans, one mortgage note, and three properties acquired pursuant to a sale-leaseback transaction whereby the tenant has a future repurchase right, with an aggregate carrying value of $89.6 million. See Note 4, "Commercial Loans and Investments" in the Notes to the Financial Statements for additional disclosures related to the Company's commercial loans and investments as of December 31, 2024.

2023 Commercial Loans and Investments Portfolio. During the year ended December 31, 2023, the Company invested in three commercial loans with a total funding commitment of $38.6 million. As of December 31, 2023, the Company's commercial loan investments portfolio included two construction loans and one mortgage note with a total carrying value of $35.1 million. See Note 4, "Commercial Loans and Investments" in the Notes to the Financial Statements for additional disclosures related to the Company's commercial loans and investments as of December 31, 2023.

Management Agreement

On November 26, 2019, the Operating Partnership and PINE entered into a management agreement with the Manager (the "Management Agreement"). Pursuant to the terms of the Management Agreement, our Manager manages, operates and administers our day-to-day operations, business and affairs, subject to the direction and supervision of the Board and in accordance with the investment guidelines approved and monitored by the Board. We pay our Manager a base management fee equal to 0.375% per quarter of our "total equity" (as defined in the Management Agreement and based on a 1.5% annual rate), calculated and payable in cash, quarterly in arrears. Our Manager has waived a portion of the base management fee attributable to the inclusion of the net cash proceeds from the issuance of the Series A Preferred Stock in our "total equity" (the "Incremental Equity Base"), such that the base management fee rate on the Incremental Equity Base is equal to 0.75% per annum (0.1875% per quarter), instead of 1.50% per annum (0.375% per quarter) as provided in the Management Agreement.

Our Manager has the ability to earn an annual incentive fee based on our total stockholder return exceeding an 8% cumulative annual hurdle rate (the "Outperformance Amount") subject to a high-water mark price. We would pay our Manager an incentive fee with respect to each annual measurement period in the amount of the greater of (i) $0.00 and (ii) the product of (a) 15% multiplied by (b) the Outperformance Amount multiplied by (c) the weighted average shares. No incentive fee was due for the years ended December 31, 2025, 2024, or 2023.

On July 18, 2024, the Operating Partnership and PINE entered into an amendment (the "Amendment") to the Management Agreement with the Manager. The Amendment extended the expiration date of the initial term of the Management Agreement from November 26, 2024 to January 31, 2025 and on that date the term of the Management Agreement automatically renewed for a one-year term. The current term of the Management Agreement expires on January 31, 2027, and the Management Agreement will automatically renew for an unlimited number of successive one-year periods thereafter, unless the Management Agreement is not renewed or is terminated in accordance with its terms.

Our independent directors review our Manager's performance and the management fees annually. The Management Agreement may be terminated annually upon the affirmative vote of two-thirds of our independent directors or upon a determination by the holders of a majority of the outstanding shares of our common stock, based upon (i) unsatisfactory performance by the Manager that is materially detrimental to us or (ii) a determination that the management fees payable to our Manager are not fair, subject to our Manager's right to prevent such termination due to unfair fees by accepting a reduction of management fees agreed to by two-thirds of our independent directors. We may also terminate the Management Agreement for cause at any time without the payment of any termination fee, with 30 days' prior written notice from the Board.

We pay directly, or reimburse our Manager for certain expenses, if incurred by our Manager. We do not reimburse any compensation expenses incurred by our Manager or its affiliates. Expense reimbursements to our Manager are made in cash on a quarterly basis following the end of each quarter. In addition, we pay all of our operating expenses, except those specifically required to be borne by our Manager pursuant to the Management Agreement.

ROFO Agreement

On November 26, 2019, PINE also entered into an Exclusivity and Right of First Offer Agreement with CTO (the "ROFO Agreement"). During the term of the ROFO Agreement, CTO will not, and will cause each of its affiliates (which for purposes of the ROFO Agreement will not include our company and our subsidiaries) not to, acquire, directly or indirectly, a single-tenant, net leased property, unless CTO has notified us of the opportunity and we have affirmatively rejected the opportunity to acquire the applicable property or properties.

The terms of the ROFO Agreement do not restrict CTO or any of its affiliates from providing financing for a third party's acquisition of single-tenant, net leased properties or from developing and owning any single-tenant, net leased property.

Pursuant to the ROFO Agreement, neither CTO nor any of its affiliates (which for purposes of the ROFO Agreement does not include our company and our subsidiaries) may sell to any third party any single-tenant, net leased property that was owned by CTO or any of its affiliates as of the closing date of the IPO; or that is developed and owned by CTO or any of its affiliates after the closing date of the IPO, without first offering us the right to purchase such property.

The term of the ROFO Agreement will continue for so long as the Management Agreement with our Manager is in effect.

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with CTO and its affiliates, including our Manager, the individuals who serve as our executive officers and executive officers of CTO, any individual who serves as a director of our company and as a director of CTO and any limited partner of the Operating Partnership. Conflicts may include, without limitation: conflicts arising from the enforcement of agreements between us and CTO or our Manager; conflicts in the amount of time that executive officers and employees of CTO, who are provided to us through our Manager, will spend on our affairs versus CTO's affairs; and conflicts in future transactions that we may pursue with CTO and its affiliates. We do not generally expect to enter into joint ventures with CTO, but if we do so, the terms and conditions of our joint venture investment will be subject to the approval of a majority of disinterested directors of the Board.

In addition, we are subject to conflicts of interest arising out of our relationships with our Manager. Pursuant to the Management Agreement, our Manager is obligated to supply us with our senior management team. However, our Manager is not obligated to dedicate any specific CTO personnel exclusively to us, nor are the CTO personnel provided to us by our Manager obligated to dedicate any specific portion of their time to the management of our business. Additionally, our Manager is a wholly owned subsidiary of CTO. All of our executive officers are executive officers and employees of CTO and one of our officers (John P. Albright) is also a member of CTO's board of directors. As a result, our Manager and the CTO personnel it provides to us may have conflicts between their duties to us and their duties to, and interests in, CTO.

We may acquire or sell net leased properties that would potentially fit the investment criteria for our Manager or its affiliates. Similarly, our Manager or its affiliates may acquire or sell net leased properties that would potentially fit our investment criteria. Although such acquisitions or dispositions could present conflicts of interest, we nonetheless may pursue and consummate such transactions. Additionally, we may engage in transactions directly with our Manager or its affiliates, including the purchase and sale of all or a portion of a portfolio asset. If we acquire a net leased property from CTO or one of its affiliates or sell a net leased property to CTO or one of its affiliates, the purchase price we pay to CTO or one of its affiliates or the purchase price paid to us by CTO or one of its affiliates may be higher or lower, respectively, than the purchase price that would have been paid to or by us if the transaction were the result of arm's length negotiations with an unaffiliated third party.

In deciding whether to issue additional debt or equity securities, we will rely, in part, on recommendations made by our Manager. While such decisions are subject to the approval of the Board, our Manager is entitled to be paid a base management fee that is based on our "total equity" (as defined in the Management Agreement). As a result, our Manager may have an incentive to recommend that we issue additional equity securities at dilutive prices.

All of our executive officers are executive officers and employees of CTO. These individuals and other CTO personnel provided to us through our Manager devote as much time to us as our Manager deems appropriate. However, our executive officers and other CTO personnel provided to us through our Manager may have conflicts in allocating their time and services between us, on the one hand, and CTO and its affiliates, on the other. During a period of prolonged economic weakness or another economic downturn affecting the real estate industry or at other times when we need focused support and assistance from our Manager and the CTO executive officers and other personnel provided to us through our Manager, we may not receive the necessary support and assistance we require or that we would otherwise receive if we were self-managed.

Additionally, the ROFO Agreement does contain exceptions to CTO's exclusivity for opportunities that include only an incidental interest in single-tenant, net leased properties. Accordingly, the ROFO Agreement will not prevent CTO from pursuing certain acquisition opportunities that otherwise satisfy our then-current investment criteria.

Our directors and executive officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, PINE GP has fiduciary duties, as the general partner, to the Operating Partnership and to the limited partners under Delaware law in connection with the management of the Operating Partnership. These duties as a general partner to the Operating Partnership and its partners may come into conflict with the duties of our directors and executive officers to us. Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of loyalty and care and which generally prohibits such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The partnership agreement provides that in the event of a conflict between the interests of our stockholders on the one hand and the limited partners of the Operating Partnership on the other hand, PINE GP will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that so long as we own a controlling interest in the Operating Partnership, any such conflict that we, in our sole and absolute discretion, determine cannot be resolved in a manner not adverse to either our stockholders or the limited partners of the Operating Partnership shall be resolved in favor of our stockholders, and we shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

COMPETITION

The real estate business, generally, is highly competitive. We intend to focus on investing in commercial real estate that produces income primarily through the leasing of assets to tenants and on acquiring or originating commercial loans and investments associated with commercial real estate located in the United States. To identify investment opportunities in income-producing real estate assets and commercial loans and investments and to achieve our investment objectives, we compete with numerous companies and organizations, both public as well as private, of varying sizes, ranging from organizations with local operations to organizations with national scale and reach, and in some cases, we compete with individual real estate investors. In all the markets in which we compete to acquire net leased properties, price is the principal method of competition, with transaction structure and certainty of execution also being significant considerations for potential sellers. We face competition for acquisitions of real property and acquisitions and originations of commercial loans and investments from investors, including traded and non-traded public REITs, private equity investors, institutional investment funds, debt funds, private credit funds, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, investment banking firms, financial institutions, hedge funds, governmental bodies and other entities, many of which have greater financial resources than we do, a greater ability to borrow funds to acquire properties or originate other investments and the ability to accept more risk. This competition may increase the demand for the types of properties or commercial loans and investments in which we typically invest and, therefore, reduce the number of suitable investment opportunities available to us and increase the prices paid for such properties or commercial loans and investments. This competition will increase if investments in real estate become more attractive relative to other forms of investment.

As a landlord, we compete in the multi-billion-dollar commercial real estate market with numerous developers and owners of properties, many of which own properties similar to ours in the same markets in which our properties are located. Some of our competitors have greater economies of scale, lower costs of capital, access to more resources and greater name recognition than we do. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose our tenants or prospective tenants and we may be pressured to reduce our rental rates or to offer substantial rent abatements, tenant improvement allowances, early termination rights or below-market renewal options in order to retain tenants when our leases expire.

REGULATION

General. Our properties are subject to various laws, ordinances and regulations, including those relating to fire and safety requirements, and affirmative and negative covenants and, in some instances, common area obligations. Our tenants have primary responsibility for compliance with these requirements pursuant to our leases. We believe that each of our properties has the necessary permits and approvals.

Americans With Disabilities Act. Under Title III of the Americans with Disabilities Act ("ADA"), and rules promulgated thereunder, in order to protect individuals with disabilities, public accommodations must remove architectural and communication barriers that are structural in nature from existing places of public accommodation to the extent "readily achievable." In addition, under the ADA, alterations to a place of public accommodation or a commercial facility are to be made so that, to the maximum extent feasible, such altered portions are readily accessible to and usable by disabled individuals. The "readily achievable" standard considers, among other factors, the financial resources of the affected site and the owner, lessor or other applicable person.

Compliance with the ADA, as well as other federal, state and local laws, may require modifications to properties we currently own or may purchase or may restrict renovations of those properties. Failure to comply with these laws or regulations could result in the imposition of fines or an award of damages to private litigants, as well as the incurrence of the costs of making modifications to attain compliance, and future legislation could impose additional obligations or restrictions on our properties. Although our tenants are generally responsible for all maintenance and repairs of the property pursuant to our lease, including compliance with the ADA and other similar laws or regulations, we could be held liable as the owner of the property for a failure of one of our tenants to comply with these laws or regulations.

ENVIRONMENTAL MATTERS

Federal, state and local environmental laws and regulations regulate, and impose liability for, releases of hazardous or toxic substances into the environment. Under various of these laws and regulations, a current or previous owner, operator or tenant of real estate may be required to investigate and clean up hazardous or toxic substances, hazardous wastes or petroleum product releases or threats of releases at the property, and may be held liable to a government entity or to third parties for property damage and for investigation, clean-up and monitoring costs incurred by those parties in connection with the actual or threatened contamination. These laws may impose clean-up responsibility and liability without regard to fault, or whether the owner, operator or tenant knew of or caused the presence of the contamination. The liability under these laws may be joint and several for the full amount of the investigation, clean-up and monitoring costs incurred or to be incurred or actions to be undertaken, although a party held jointly and severally liable may seek to obtain contributions from other identified, solvent, responsible parties of their fair share toward these costs. These costs may be substantial and can exceed the value of the property. In addition, some environmental laws may create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. As the owner or operator of real estate, we may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the real estate. The presence of contamination, or the failure to properly remediate contamination, on a property may adversely affect the ability of the owner, operator or tenant to sell or rent that property or to borrow using the property as collateral and may adversely impact our investment in that property.

Some of our properties contain, have contained or are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products or other hazardous or toxic substances. Similarly, some of our properties were used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. These operations create a potential for the release of petroleum products or other hazardous or toxic substances, and we could potentially be required to pay to clean up any contamination. In addition, environmental laws regulate a variety of activities that can occur on a property, including the storage of petroleum products or other hazardous or toxic substances, air emissions, water discharges and exposure to lead-based paint. Such laws may impose fines or penalties for violations and may require permits or other governmental approvals to be obtained for the operation of a business involving such activities. As a result of the foregoing, we could be materially and adversely affected.

Environmental laws also govern the presence, maintenance, and removal of asbestos-containing materials ("ACM"). Federal regulations require building owners and those exercising control over a building's management to identify and warn, through signs and labels, of potential hazards posed by workplace exposure to installed ACM in their building. The regulations also have employee training, record keeping and due diligence requirements pertaining to ACM. Significant fines can be assessed for violation of these regulations. As a result of these regulations, building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to ACM. The regulations may affect the value of a building containing ACM in which we have invested. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of ACM when those materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. These laws may impose liability for improper handling or a release into the environment of ACM and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with ACM.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs.

We obtain Phase I environmental assessments for properties acquired. Phase I environmental site assessments are limited in scope and therefore may not reveal all environmental conditions affecting a property. However, if recommended in the initial assessments, we may undertake additional assessments such as soil and/or groundwater samplings or other limited subsurface investigations and ACM or mold surveys to test for substances of concern. A prior owner or operator of a property or historic operations at our properties may have created a material environmental condition that is not known to us or the independent consultants preparing the site assessments. Material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances or regulations may impose material additional environmental liability. If environmental concerns are not satisfactorily resolved in any initial or additional assessments, we may obtain environmental insurance policies to insure against potential environmental risk or loss depending on the type of property, the availability and cost of the insurance and various other factors we deem relevant. Our ultimate liability for environmental conditions may exceed the policy limits on any environmental insurance policies we obtain, if any.

Generally, our leases require the lessee to comply with environmental law and provide that the lessee will indemnify us for any loss or expense we incur as a result of the lessee's violation of environmental law or the presence, use or release of hazardous materials on our property attributable to the lessee. If our lessees do not comply with environmental law, or we are unable to enforce the indemnification obligations of our lessees, our results of operations would be adversely affected.

We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist on our properties in the future. Compliance with existing and new laws and regulations may require us or our tenants to spend funds to remedy environmental problems. If we or our tenants were to become subject to significant environmental liabilities, we could be materially and adversely affected.

EMPLOYEES

The Company has no employees and is externally managed and advised by our Manager pursuant to the Management Agreement. Our Manager is a wholly owned subsidiary of CTO. All of our executive officers also serve as executive officers of CTO, and one of our executive officers and directors, John P. Albright, also serves as an executive officer and director of CTO.

AVAILABLE INFORMATION

The Company maintains a website at *www.alpinereit.com*. The Company is providing the address to its website solely for the information of investors. The information on the Company's website is not a part of, nor is it incorporated by reference into this Annual Report on Form 10-K. Through its website, the Company makes available, free of charge, its annual proxy statement, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after the Company electronically files such material with, or furnishes them to, the SEC. The public may read and obtain a copy of any materials the Company files electronically with the SEC at www.sec.gov.

ITEM 1A.   RISK FACTORS

An investment in our securities involves a high degree of risk. The following list of risk factors is not exhaustive and should be read together with the more detailed risk factors contained below.

- We are subject to risks related to the ownership of commercial real estate that could affect the performance and value of our properties.
- Adverse changes in U.S., global and local regions or markets that impact our tenants' businesses may materially and adversely affect us generally and the ability of our tenants to make rental payments to us pursuant to our leases.
- Our business is dependent upon our tenants successfully operating their businesses, and their failure to do so could materially and adversely affect us.
- Our assessment that certain of our tenants' businesses are insulated from e-commerce pressure may prove to be incorrect, and changes in macroeconomic trends may adversely affect our tenants, either of which could impair our tenants' ability to make rental payments to us and thereby materially and adversely affect us.
- Properties occupied by a single tenant pursuant to a single lease subject us to significant risk of tenant default.
- Our portfolio has geographic market concentrations that make us susceptible to adverse developments in those geographic markets.
- We are subject to risks related to tenant concentration, and an adverse development with respect to a large tenant could materially and adversely affect us.
- Certain of our tenants are not rated by a recognized credit rating agency or do not have an investment grade rating from such an agency. Leases with unrated or non-investment grade rated tenants may be subject to a greater risk of default.
- A decrease in demand for retail space may materially and adversely affect us.
- We may be unable to renew leases, lease vacant space or re-lease space as leases expire on favorable terms or at all.
- The tenants that occupy our properties compete in industries that depend upon discretionary spending by consumers. A reduction in the willingness or ability of consumers to use their discretionary income in the businesses of our tenants and potential tenants could adversely impact our tenants' and potential tenants' businesses and thereby adversely impact our ability to collect rents and reduce the demand for leasing our properties.
- The vacancy of one or more of our properties could result in us having to incur significant capital expenditures to re-tenant the space.
- We may be unable to identify suitable property acquisitions or developments, which may impede our growth, and our future acquisitions and developments may not yield the returns we expect.
- We face significant competition for tenants, which may adversely impact the occupancy levels of our portfolio or prevent increases of the rental rates of our properties.
- A part of our investment strategy is focused on investing in commercial loans and investments which may involve credit risk or repayment risk.
- Our origination or acquisition of construction loans exposes us to an increased risk of loss.
- We invest in fixed-rate loan investments, and an increase in market interest rates may adversely affect the value of these investments, which could adversely impact our financial condition, results of operations and cash flows.
- The commercial loans or similar investments we may acquire that are secured by real estate typically depend on the ability of the property owner to generate income from operating the property. Failure to do so may result in delinquency and/or foreclosure.
- We may suffer losses when a borrower defaults on a loan and the value of the underlying collateral is less than the amount due.
- We may experience a decline in the fair value of our real estate assets or investments which could result in impairments and would impact our financial condition and results of operations.
- The costs of compliance with or liabilities related to environmental laws may materially and adversely affect us.
- Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediation.

- Our senior management team is required to operate two publicly traded companies, CTO and our company, which could place a significant strain on our senior management team and the management systems, infrastructure and other resources of CTO on which we rely.
- We have no employees and are entirely dependent upon our Manager for all the services we require, and we cannot assure you that our Manager will allocate the resources necessary to meet our business objectives.
- CTO may be unable to obtain or retain the executive officers and other personnel that it provides to us through our Manager.
- The base management fee payable to our Manager pursuant to the Management Agreement is payable regardless of the performance of our portfolio, which may reduce our Manager's incentive to devote the time and effort to seeking profitable investment opportunities for us.
- The incentive fee payable to our Manager pursuant to the Management Agreement may cause our Manager to select investments in more risky assets to increase its incentive compensation.
- There are conflicts of interest in our relationships with our Manager, which could result in outcomes that are not in our best interests.
- Termination of the Management Agreement could be difficult and costly, including as a result of payment of termination fees to our Manager, and may cause us to be unable to execute our business plan, which could materially and adversely affect us.
- The Management Agreement with our Manager and the ROFO Agreement with CTO were not negotiated on an arm's-length basis and may not be as favorable to us as if they had been negotiated with unaffiliated third parties.
- Failure to remain qualified as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.
- Even if we remain qualified as a REIT, we may face other tax liabilities that could reduce our cash flows and negatively impact our results of operations and financial condition.
- Failure to make required distributions would subject us to U.S. federal corporate income tax.
- Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.
- The prohibited transactions tax may limit our ability to dispose of our properties.
- The ability of the Board to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.
- Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

Risks Related to Our Income Properties Segment

We are subject to risks related to the ownership of commercial real estate that could affect the performance and value of our properties.

Factors beyond our control can affect the performance and value of our properties. Our core business is the ownership of commercial net leased properties. Accordingly, our performance is subject to risks incident to the ownership of commercial real estate, including:

- inability to collect rents from tenants due to financial hardship, including bankruptcy;
- changes in local real estate conditions in the markets where our properties are located, including the availability and demand for the properties we own;
- changes in consumer trends and preferences that affect the demand for products and services offered by our tenants;
- adverse changes in national, regional and local economic conditions;
- inability to lease or sell properties upon expiration or termination of existing leases;
- environmental risks, including the presence of hazardous or toxic substances on our properties;
- the subjectivity of real estate valuations and changes in such valuations over time;
- illiquidity of real estate investments, which may limit our ability to modify our portfolio promptly in response to changes in economic or other conditions;
- zoning or other local regulatory restrictions, or other factors pertaining to the local government institutions which inhibit interest in the markets in which our properties are located;

- changes in interest rates and the availability of financing;
- competition from other real estate companies similar to ours and competition for tenants, including competition based on rental rates, age and location of properties and the quality of maintenance, insurance and management services;
- acts of God, including natural disasters and global pandemics, such as the COVID-19 Pandemic, which impact the United States, which may result in uninsured losses;
- acts of war or terrorism, including consequences of terrorist attacks;
- changes in tenant preferences that reduce the attractiveness and marketability of our properties to tenants or cause decreases in market rental rates;
- costs associated with the need to periodically repair, renovate or re-lease our properties;
- increases in the cost of our operations, particularly maintenance, insurance or real estate taxes which may occur even when circumstances such as market factors and competition cause a reduction in our revenues;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances including in response to global pandemics whereby our tenants' businesses are forced to close or remain open on a limited basis only; and
- commodities prices.

The occurrence of any of the risks described above may cause the performance and value of our properties to decline, which could materially and adversely affect us.

Adverse changes in U.S., global and local regions or markets that impact our tenants' businesses may materially and adversely affect us generally and the ability of our tenants to make rental payments to us pursuant to our leases.

Our results of operations, as well as the results of operations of our tenants, are sensitive to changes in U.S., global and local regions or markets that impact our tenants' businesses. Adverse changes or developments in U.S., global or regional economic conditions may impact our tenants' financial condition, which may adversely impact their ability to make rental payments to us pursuant to the leases they have with us and may also impact their current or future leasing practices. Adverse economic conditions such as high unemployment levels, rising interest rates, increased tax rates and increasing fuel and energy costs may have an impact on the results of operations and financial conditions of our tenants, which would likely adversely impact us. During periods of economic slowdown and declining demand for real estate, we may experience a general decline in rents or increased rates of default under our leases. A lack of demand for rental space could adversely affect our ability to maintain our current tenants and gain new tenants, which may affect our growth, profitability and ability to pay dividends.

Global trade disruption, significant introductions of trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect our performance.

Political leaders in the U.S. and certain foreign countries have recently been elected on protectionist platforms, fueling doubts about the future of global free trade. The U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate certain existing trade agreements with foreign countries. In addition, the U.S. government has recently imposed tariffs on certain foreign goods and has indicated a willingness to impose tariffs on imports of other products. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products. Global trade disruption, significant introductions of trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect our performance.

Our business is dependent upon our tenants successfully operating their businesses, and their failure to do so could materially and adversely affect us.

Most of our income properties are occupied by a single tenant. Therefore, the success of our investments in these properties is materially dependent upon the performance of each property's respective tenants. The financial performance of any one of our tenants is dependent on the tenant's individual business, its industry and, in many instances, the performance of a larger business network that the tenant may be affiliated with or operate under. The financial performance of any one of our tenants could be adversely affected by poor management, inflation, higher interest rates, supply chain issues (including those potentially caused by global trade uncertainty or tariffs), unfavorable economic conditions in general, changes in consumer trends and preferences that decrease demand for a tenant's products or services or other factors, including the impact of a global pandemic which affects the United States, over which neither they nor we have control. Our portfolio includes properties leased to single tenants that operate in multiple locations, which means we own multiple properties operated by the same tenant. To the extent we own multiple properties operated by one tenant, the general failure of that single tenant or a loss or significant decline in its business could materially and adversely affect us.

At any given time, any tenant may experience a decline in its business that may weaken its operating results or the overall financial condition of individual properties or its business as a whole. Any such decline may result in our tenant failing to make rental payments when due, declining to extend a lease upon its expiration, delaying occupancy of our property or the commencement of the lease or becoming insolvent or filing for bankruptcy protection. We depend on our tenants to operate their businesses at the properties we own in a manner which generates revenues sufficient to allow them to meet their obligations to us, including their obligations to pay rent, maintain certain insurance coverage, pay real estate taxes, make repairs and otherwise maintain our properties. The ability of our tenants to fulfill their obligations under our leases may depend, in part, upon the overall profitability of their operations. Cash flow generated by certain tenant businesses may not be sufficient for a tenant to meet its obligations to us pursuant to the applicable lease. We could be materially and adversely affected if a tenant representing a significant portion of our operating results or a number of our tenants were unable to meet their obligations to us.

Our assessment that certain of our tenants' businesses are insulated from e-commerce pressure may prove to be incorrect, and changes in macroeconomic trends may adversely affect our tenants, either of which could impair our tenants' ability to make rental payments to us and thereby materially and adversely affect us.

We invest in properties leased, in many instances, to tenants engaged in businesses that we believe are generally insulated from the impact of e-commerce. While we believe our assessment to be accurate, businesses previously thought to be resistant to the pressure of the increasing level of e-commerce have ultimately been proven to be susceptible to competition from e-commerce. Overall business conditions and the impact of technology, particularly in the retail industry, are rapidly changing, and our tenants may be adversely affected by technological innovation, changing consumer preferences and competition from non-traditional sources. To the extent our tenants face increased competition from non-traditional competitors, such as internet vendors, their businesses could suffer. There can be no assurance that our tenants will be successful in meeting any new competition, and a deterioration in our tenants' businesses could impair their ability to meet their lease obligations to us and thereby materially and adversely affect us.

Additionally, we believe that many of the businesses operated by our tenants are benefiting from macroeconomic trends that support consumer spending, such as low unemployment and positive consumer sentiment. Economic conditions are generally cyclical, and developments that discourage consumer spending, such as increasing unemployment, wage stagnation, decreases in the value of real estate, inflation or increasing interest rates, could adversely affect our tenants, impair their ability to meet their lease obligations to us and materially and adversely affect us.

Properties occupied by a single tenant pursuant to a single lease subject us to significant risk of tenant default.

Most of our properties are occupied by a single tenant. Therefore, the financial failure of, or default in payment by, a tenant under its lease is likely to cause a significant reduction or complete cessation of our rental revenue from that property and possibly a reduction in the value of the property. We may also experience difficulty or a significant delay in re-leasing or selling such property. This risk is magnified in situations where we lease multiple properties to a single tenant and the financial failure of the tenant's business affects more than a single property. A failure or default by such a tenant could reduce or eliminate rental revenue from multiple properties and reduce the value of such properties, which could materially and adversely affect us.

We may experience a decline in the fair value of our real estate assets which could result in impairments and would impact our financial condition and results of operations.

A decline in the fair market value of our long-lived assets may require us to recognize an impairment against such assets (as defined by Financial Accounting Standards Board, or the FASB, authoritative accounting guidance) if certain conditions or circumstances related to an asset were to change and we were to determine that, with respect to any such asset, that the cash flows no longer support the carrying value of the asset. The fair value of our long-lived assets depends on market conditions, including estimates of future demand for these assets, and the revenues that can be generated from such assets. If such a determination were to be made, we would recognize the estimated unrealized losses through earnings and write down the depreciated cost of such assets to a new cost basis, based on the fair value of such assets on the date they are considered to be impaired. Such impairment charges reflect non-cash losses at the time of recognition, and subsequent dispositions or sales of such assets could further affect our future losses or gains, as they are based on the difference between the sales price received and the adjusted depreciated cost of such assets at the time of sale.

Our portfolio has geographic market concentrations that make us susceptible to adverse developments in those geographic markets.

In addition to general, regional, national, and global economic conditions, our operating performance is impacted by the economic conditions of the specific geographic markets in which we have concentrations of properties. Our portfolio includes substantial holdings in Texas as of December 31, 2025 (based on square footage). Our geographic concentrations could adversely affect our operating performance if conditions become less favorable in any of the states or markets within such states in which we have a concentration of properties. Such geographic concentrations could be heightened by the fact that our investments may be concentrated in certain areas that are affected by epidemics or pandemics such as COVID-19 more than other areas. We cannot assure you that any of our markets will grow, not experience adverse developments or that underlying real estate fundamentals will be favorable to owners and operators of commercial properties. Our operations may also be affected if competing properties are built in our markets. A downturn in the economy in the states or regions in which we have a concentration of properties, or markets within such states or regions, could adversely affect our tenants operating businesses in those states or regions, impair their ability to pay rent to us and thereby, materially and adversely affect us.

We are subject to risks related to tenant concentration, and an adverse development with respect to a large tenant could materially and adversely affect us.

We have in the past and may in the future have significant tenant and property concentrations. In the event that a tenant that occupies a significant number of our properties or whose lease payments represent a significant portion of our rental revenue, were to experience financial difficulty or file for bankruptcy protection, it could have a material adverse effect on us.

Certain of our tenants are not rated by a recognized credit rating agency or do not have an investment grade rating from such an agency. Leases with unrated or non-investment grade rated tenants may be subject to a greater risk of default.

As of December 31, 2025, 49% of our tenants or parent entities thereof (based on annualized straight-line base rent) were not rated or did not have an investment grade credit rating from a recognized rating agency. Leases with non-investment grade or unrated tenants may be subject to a greater risk of default. Unrated tenants or non-investment grade tenants may also be more likely to experience financial weakness or file for bankruptcy protection than tenants with investment grade credit ratings. When we consider the acquisition of a property with an in-place lease with an unrated or non-investment grade rated tenant or leasing a property to a tenant that does not have a credit rating or does not have an investment grade rating, we evaluate the strength of the proposed tenant's business at the property level and at a corporate level, if applicable, and may consider the risk of tenant/company insolvency using internally developed methodologies or assessments provided by third parties. If our evaluation of an unrated or non-investment grade tenant's creditworthiness is inaccurate, the default or bankruptcy risk related to the tenant may be greater than anticipated. In the event that any of our unrated tenants were to experience financial weakness or file for bankruptcy protection, it could have a material adverse effect on us.

A decrease in demand for retail space may materially and adversely affect us.

As of December 31, 2025, 100% of leases based on annualized straight-line base rent were with tenants operating retail businesses. In the future, we intend to acquire additional properties leased to a single tenant operating a retail business at the property. Accordingly, decreases in the demand for leasing retail space may have a greater adverse effect on us than if we had fewer investments in retail properties. The market for leasing of retail space has historically been adversely affected by weakness in the national, regional and local economies, the adverse financial condition of some large retail companies, consolidation in the retail industry, the excess amount of retail space in a number of markets and increasing e-commerce pressure. To the extent that adverse conditions arise or continue, they are likely to negatively affect market rents for retail space and could materially and adversely affect us.

We may be unable to renew leases, lease vacant space or re-lease space as leases expire on favorable terms or at all.

Our results of operations depend on our ability to lease our properties, including renewing expiring leases, leasing vacant space and re-leasing space in properties where leases are expiring, and leasing space related to new project development. In leasing or re-leasing our properties, we may be unable to optimize our tenant mix or execute leases on more economically favorable terms than the prior in-place lease. Our tenants may decline, or may not have the financial resources available, to renew their leases, and there can be no assurance that leases that are renewed will have terms that are as economically favorable to us as the expiring lease terms. If tenants do not renew their leases as they expire, we will have to source new tenants to lease our properties, and there can be no assurance that we will be able to find new tenants or that our properties will be re-leased at rental rates equal to or above the previous in-place lease or current average rental rates or that substantial rent abatements, tenant improvement allowances, early termination rights or below-market renewal options will not be offered to attract new tenants. We may experience increased costs in connection with re-leasing our properties, which could materially and adversely affect us.

Certain provisions of our leases may be unenforceable.

Our rights and obligations with respect to our leases are governed by written agreements. A court could determine that one or more provisions of such an agreement are unenforceable. We could be adversely impacted if this were to happen with respect to a property or group of properties.

The bankruptcy or insolvency of any of our tenants could result in the termination of such tenant's lease and material losses to us.

The occurrence of a tenant bankruptcy or insolvency in most cases diminishes the income we receive from that tenant's lease or leases, or forces us to re-tenant the affected property as a result of a default of the in-place tenant or a rejection of a tenant lease by a bankruptcy court. When a tenant files for bankruptcy protection or becomes insolvent, federal law may prohibit us from evicting such tenant based solely upon such bankruptcy or insolvency. In addition, a bankrupt or insolvent tenant may be authorized to reject and terminate its lease or leases with us. Any claims against such bankrupt tenant for unpaid rent or future rent would be subject to statutory limitations that would likely result in our receipt of rental revenues that are substantially less than the contractually specified rent we are owed under the lease or leases. In addition, any claim we have for unpaid past rent, if any, may not be paid in full. We may also be unable to re-lease a property in which the in-place lease was not terminated or rejected or to re-lease it on comparable or more favorable terms. As a result, tenant bankruptcies or insolvencies may materially and adversely affect us.

During the three months ended March 31, 2023, one of our tenants under three separate master leases filed for bankruptcy protection and ultimately liquidation, resulting in the termination of such master leases, which covered seven convenience store properties. During the year ended December 31, 2023, the Company recorded a $2.9 million impairment charge representing the provision for losses related to these seven convenience store properties within our income properties segment. The seven leases underlying these seven convenience store properties were rejected as a part of the bankruptcy proceedings during August of 2023. The impairment charge of $2.9 million was equal to the estimated sales prices for these seven convenience store properties (as set forth in executed letters of intent at the time the impairment was estimated), less the book value of the assets as of December 31, 2023, less estimated costs to sell. During the year ended December 31, 2024, the Company recorded an additional $1.1 million impairment charge representing the provision for losses related to the same portfolio of convenience store properties within our income properties segment. The impairment charge of $1.1 million is equal to the estimated sales prices for these assets pursuant to letters of intent for sale executed during the year ended December 31, 2024, less the book value of the assets, less estimated costs to sell. Our estimated costs to sell include certain property improvements, which are estimated at $0.6 million. During the year ended December 31, 2025, the Company recorded an additional $0.9 million impairment charge representing the provision for losses related to the same portfolio of convenience store properties within our income properties segment. The impairment charge of $0.9 million is equal to the estimated sales prices for these assets pursuant to letters of intent for sale executed during the year ended December 31, 2025, less the book value of the assets, less estimated costs to sell. Our estimated costs to sell include certain property improvements, which are estimated at $0.1 million.

Additionally during the year ended December 31, 2024, another one of our tenants, Party City, filed for bankruptcy protection. During the year ended December 31, 2025, the Company recorded an impairment on a property formerly leased to Party City, which is currently vacant, in the amount of $1.0 million.

We may not acquire the properties that we evaluate in our pipeline.

We generally seek to maintain a robust pipeline of investment opportunities. Transactions may fail to close for a variety of reasons, including the discovery of previously unknown liabilities or other items uncovered during our diligence process. Similarly, we may never execute binding purchase agreements with respect to properties that are currently subject to non-binding letters of intent, and properties with respect to which we are negotiating may never lead to the execution of any letter of intent. For many other reasons, we may not ultimately acquire the properties in our pipeline.

As we continue to acquire properties, we may decrease or fail to increase the diversity of our portfolio.

While we generally seek to maintain or increase our portfolio's tenant, geographic and industry diversification with future acquisitions, it is possible that we may determine to consummate one or more acquisitions that actually decrease our portfolio's diversity. If our portfolio becomes less diverse, our business will be more sensitive to tenant or market factors, including the bankruptcy or insolvency of tenants, to changes in consumer trends of a particular industry and to a general economic downturn or downturns in a market or particular geographic area.

We may obtain only limited warranties when we acquire a property and may only have limited recourse if our due diligence did not identify any issues that may subject us to unknown liabilities or lower the value of our property, which could adversely affect our financial condition and ability to make distributions to you.

The seller of a property often sells the property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will survive for only a limited period after the closing. The acquisition of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, lose rental income from that property or may be subject to unknown liabilities with respect to such properties.

Many of the tenants that occupy our properties compete in industries that depend upon discretionary spending by consumers. A reduction in the willingness or ability of consumers to use their discretionary income in the businesses of our tenants and potential tenants could adversely impact our tenants' business and thereby adversely impact our ability to collect rents and reduce the demand for leasing our properties.

Certain properties in our portfolio are leased to tenants operating retail, service-oriented or experience-based businesses. Sporting goods, home improvement, dollar stores, casual dining, home furnishings, pharmacy, consumer electronics and grocery represent a significant portion of the industries in our portfolio. The success of most of the tenants operating businesses in these industries depends on consumer demand and, more specifically, the willingness of consumers to use their discretionary income to purchase products or services from our tenants. Consumer spending has in the past declined, and may in the future decline at any time, for reasons beyond our control, including as a result of economic downturns or recessions, unemployment and consumer income levels, financial market volatility, credit conditions and availability, inflation, rising or elevated interest rates, tariffs and international trade policy, increases in theft or other crime, pandemics or other public health concerns and changes in consumer preferences. A prolonged period of economic weakness, another downturn in the U.S. economy or accelerated dislocation of these industries due to the impact of e-commerce, could cause consumers to reduce their discretionary spending in general or spending at these locations in particular, which could have a material and adverse effect on us.

The vacancy of one or more of our properties could result in us having to incur significant capital expenditures to re-tenant the space.

The loss of a tenant, either through lease expiration, tenant bankruptcy or insolvency, may require us to spend significant amounts of capital to renovate the property before it is suitable for a new tenant and cause us to incur significant costs to source new tenants. In many instances, the leases we enter into or assume through acquisition are for properties that are specifically suited to the particular business of our tenants. Because these properties have been designed or physically modified for a particular tenant, if the current lease is terminated or not renewed, we may be required to renovate the property at substantial costs, decrease the rent we charge or provide other concessions in order to lease the property to another tenant. In addition, in the event we decide to sell the property, we may have difficulty selling it to a party other than the tenant due to the special purpose for which the property may have been designed or modified. This potential limitation on our ability to sell a property may limit our ability to quickly modify our portfolio in response to changes in our tenants' business prospects, economic or other conditions, including tenant demand. These limitations may materially and adversely affect us.

We may be unable to identify and complete suitable property acquisitions or developments, which may impede our growth, and our future acquisitions and developments may not yield the returns we expect.

Our ability to expand through acquisitions and developments requires us to identify and complete acquisitions and new property developments that are consistent with our investment and growth strategy and our investment criteria and to successfully integrate newly acquired properties into our portfolio. Our Manager continually evaluates investment opportunities for us, but our ability to acquire or develop new properties on favorable terms and successfully operate them may be constrained by the following significant risks:

- we face competition from commercial developers and other real estate investors with significant capital, including REITs and institutional investment funds, which may be able to accept more risk than we can prudently manage, including risks associated with paying higher acquisition prices;
- we face competition from other potential acquirers which may significantly increase the purchase price for a property we acquire, which could reduce our growth prospects;
- we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions and developments, including ones that we are unable to complete;
- we may acquire properties that are not accretive to our results of operations upon acquisition, and we may be unsuccessful in managing and leasing such properties in accordance with our expectations;
- our cash flow from an acquired or developed property may be insufficient to meet our required principal and interest payments with respect to debt used to finance the acquisition or development of such property;
- we may discover unexpected issues, such as unknown liabilities, during our due diligence investigation of a potential acquisition or other customary closing conditions may not be satisfied, causing us to abandon an investment opportunity after incurring expenses related thereto;
- we may fail to obtain financing for an acquisition or new property development on favorable terms or at all;
- we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;
- market conditions may result in higher than expected vacancy rates and lower than expected rental rates; and
- we may acquire properties subject to (i) liabilities without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination not revealed in Phase I environmental site assessments or otherwise through due diligence, (ii) claims by tenants, vendors or other persons dealing with the former owners of the properties, (iii) liabilities incurred in the ordinary course of business, and (iv) claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

If any of these risks are realized, we may be materially and adversely affected.

We may be unable to complete acquisitions of properties owned by CTO that are covered by the ROFO Agreement, and any completed acquisitions of such properties may not yield the returns we expect.

Although the ROFO Agreement provides us with a right of first offer with respect to certain single-tenant, net leased properties owned by CTO, there can be no assurance that CTO will elect to sell these properties in the future. Even if CTO elects to sell these properties in the future, we may be unable to reach an agreement with CTO on the terms of the purchase of such properties or may not have the funds or ability to finance the purchase of such properties. Accordingly, there can be no assurance that we will be able to acquire any properties covered by the ROFO Agreement in the future. Further, even if we are able to acquire properties covered by the ROFO Agreement, there is no guarantee that such properties will be able to maintain their historical performance, or that we will be able to realize the same returns from those properties as CTO.

We face significant competition for tenants, which may adversely impact the occupancy levels of our portfolio or prevent increases of the rental rates of our properties.

We compete with numerous developers, owners and operators of net leased properties, many of which are much larger and own properties similar to ours in the same markets in which our properties are located. The size and financial wherewithal of our competitors may allow them to offer space at rental rates below current market rates or below the rental rates we charge our tenants. As a result, we may lose existing tenants or fail to obtain future tenants, and the downward pressure caused by these other owners, operators and developers may cause us to reduce our rental rates or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our leases expire. Competition for tenants could adversely impact the occupancy levels of our portfolio or prevent increases of the rental rates of our properties, which could materially and adversely affect us.

Inflation may materially and adversely affect us and our tenants.

Increased inflation has in the past and could again in the future have an adverse impact on interest rates, which has negatively impacted the cost of our or our tenants' variable rate debt and would likely negatively impact the cost of any variable rate debt that we obtain in the future. During times when inflation is increasing at a greater rate than the increases in rent provided by our leases, our rent levels will not keep up with the costs associated with rising inflation. Increased costs may have an adverse impact on our tenants if increases in their operating expenses exceed increases they might achieve in revenues, which may adversely affect the tenants' ability to pay rent owed to us.

The redevelopment or renovation of our properties may cause us to experience unexpected costs and have other risks that could materially and adversely affect us.

We may in the future redevelop, significantly renovate or otherwise invest additional capital in our properties to improve them and enhance the opportunity for achieving attractive risk-adjusted returns. These activities are subject to a number of risks, including risks associated with construction work and risks of cost overruns due to construction delays or other factors that may increase the expected costs of a project. In addition, we may incur costs in connection with projects that are ultimately not pursued to completion. Any of our redevelopment or renovation projects may be financed. If such financing is not available on acceptable terms, our redevelopment and renovation activities may not be pursued or may be curtailed. In addition, such activities would likely reduce the available borrowing capacity on the Credit Facility or any other credit facilities that we may have in place in the future, which would limit our ability to use those sources of capital for the acquisition of properties and other operating needs. The risks associated with redevelopment and renovation activities, including but not necessarily limited to those noted above, could materially and adversely affect us.

Our real estate investments are generally illiquid, which could significantly affect our ability to respond to market changes or adverse changes relating to our tenants or in the performance of our properties.

The real estate investments made, and expected to be made, by us are relatively difficult for us to sell quickly. As a result, our ability to make rapid adjustments in the size and content of our portfolio in response to economic or other conditions is limited. Illiquid assets typically experience greater price volatility, as a ready market does not exist, and can be more difficult to value. In addition, validating third party pricing for illiquid assets may be more subjective than more liquid assets. As a result, if we are required to quickly liquidate all or a portion of our portfolio, we may realize significantly less than the value at which we have previously recorded our assets.

In addition, the Internal Revenue Code of 1986, as amended (the "Code"), imposes restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forgo or defer sales of properties that otherwise would be in our best interest. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms, which may materially and adversely affect us.

We may not be able to dispose of properties we target for sale to recycle our capital.

Although we may seek to selectively sell properties to recycle our capital, we may be unable to sell properties targeted for disposition due to adverse market or other conditions, or not achieve the pricing or timing that is consistent with our expectations. This may adversely affect, among other things, our ability to deploy capital into the acquisition of other properties and the execution of our overall operating strategy, which could materially and adversely affect us.

The development of new projects and/or properties may cause us to experience unexpected costs and have other risks that could materially and adversely affect us.

We may develop new projects to enhance the opportunity for achieving attractive risk-adjusted returns. New project development is subject to a number of risks, including risks associated with the availability and timely receipt of zoning and other regulatory approvals, the timely completion of construction (including risks from factors beyond our control, such as weather, labor conditions or material shortages) and risks of cost overruns due to construction delays, inflation, higher interest rates, supply chain issues (including those potentially caused by global trade uncertainty or tariffs), or other factors that may increase the expected costs of a project. These risks could result in substantial unanticipated delays and, under certain circumstances, provide a tenant the opportunity to delay rent commencement, reduce rent or terminate a lease. In addition, we may incur costs in connection with projects that are ultimately not pursued to completion. Any new development projects may be financed. If such financing is not available on acceptable terms, our development activities may not be pursued or may be curtailed. In addition, such activities would likely reduce the available borrowing capacity on the revolving credit facility or any other credit facilities that we may have in place in the future, which would limit our ability to use those sources of capital for the acquisition of properties, origination or acquisition of commercial loans and investments and other operating needs. The risks associated with new project development activities, including but not necessarily limited to those noted above, could materially and adversely affect us.

The success of our activities related to new project development in which we will retain an ownership interest is partly dependent on the availability of suitable undeveloped land at acceptable prices.

Our success in developing projects that we will retain an ownership interest in is partly dependent upon the availability of undeveloped land suitable for the intended development. The availability of undeveloped land for purchase at acceptable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding on land and governmental regulations that restrict the potential uses of land. If the availability of suitable land opportunities decreases, the number of development projects we may be able to undertake could be reduced. Thus, the lack of availability of suitable land opportunities could have a material adverse effect on our results of operations and growth prospects.

Risks Related to Our Commercial Loans and Investments Segment

A part of our investment strategy is focused on investing in commercial loans and investments which may involve credit risk.

We have invested in commercial loans secured by real estate and may from time to time in the future opportunistically invest in additional commercial loans secured by real estate or similar financings secured by real estate. Investments in commercial loans or similar financings of real estate involve credit risk with regard to the borrower, the borrower's operations and the real estate that secures the financing. The credit risks include, but are not limited to, the ability of the borrower to execute their business plan and strategy, the ability of the borrower to sustain and/or improve the operating results generated by the collateral property, the ability of the borrower to continue as a going concern, and the risk associated with the market or industry in which the collateral property is utilized. Our evaluation of the investment opportunity in a mortgage loan or similar financing includes these elements of credit risk as well as other underwriting criteria and factors. Further, we may rely on third party resources to assist us in our investment evaluation process and otherwise in conducting customary due diligence. Our underwriting of the investment or our estimates of credit risk may not prove to be accurate, as actual results may vary from our estimates. In the event we underestimate the performance of the borrower and/or the underlying real estate which secures our commercial loan or financing, we may experience losses or unanticipated costs regarding our investment and our financial condition, results of operations, and cash flows may be adversely impacted.

Our commercial loans and investments segment is also generally exposed to risks associated with real estate investments.

Any deterioration of real estate fundamentals generally, and in the United States in particular, could negatively impact the performance of our commercial loans and investments segment by making it more difficult for borrowers to satisfy their debt payment obligations, increasing the default risk applicable to borrowers and making it relatively more difficult for us to generate attractive risk-adjusted returns in our commercial loans and investments segment. Real estate investments are subject to various risks, including the risks described elsewhere in this Form 10-K with respect to the properties that we own directly. Our borrowers may be impacted by these same risks, which may make it more difficult for them to satisfy their debt payment obligations to us.

Our origination or acquisition of construction loans exposes us to an increased risk of loss.

We have originated, and may in the future, originate or acquire additional construction loans. If we fail to fund our entire commitment on a construction loan or if a borrower otherwise fails to complete the construction of a project, there could be adverse consequences associated with the loan, including, but not limited to: a loss of the value of the property securing the loan, especially if the borrower is unable to raise funds to complete construction from other sources; a borrower claim against us for failure to perform under the loan documents; increased costs to the borrower that the borrower is unable to pay; a bankruptcy filing by the borrower; and abandonment by the borrower of the collateral for the loan. A borrower default on a construction loan where the property has not achieved completion poses a greater risk than a conventional loan, as completion would be required before the property is able to generate revenue. The process of foreclosing on a property is time-consuming, and we may incur significant expense if we foreclose on a property securing a loan under these or other circumstances.

Our investments in construction loans require us to make estimates about the fair value of land improvements that may be challenged by the Internal Revenue Service ("IRS").

We have originated and may in the future originate or acquire additional construction loans, the interest from which will be qualifying income for purposes of the REIT income tests, provided that the loan value of the real property securing the construction loan is equal to or greater than the highest outstanding principal amount of the construction loan during any taxable year. For purposes of construction loans, the loan value of the real property is the fair value of the land plus the reasonably estimated cost of the improvements or developments (other than personal property) that will secure the loan and that are to be constructed from the proceeds of the loan. There can be no assurance that the IRS would not challenge our estimate of the loan value of the real property.

We invest in fixed-rate loan investments, and an increase in interest rates may adversely affect the value of these investments, which could adversely impact our financial condition, results of operations and cash flows.

Increases in interest rates may negatively affect the market value of our investments, particularly the fixed-rate commercial loans and other financings we have invested in. Generally, any fixed-rate commercial loans or other financings will be more negatively affected by rising interest rates than adjustable-rate assets. Reductions in the fair value of our investments could decrease the amounts we may borrow to purchase additional commercial loans or similar financing investments, which could impact our ability to increase our operating results and cash flows. Furthermore, if our borrowing costs are rising while our interest income is fixed for the fixed-rate investments, the spread between our borrowing costs and the fixed-rate we earn on the commercial loans or similar financing investments will contract or could become negative which would adversely impact our financial condition, results of operations, and cash flows.

The commercial loans or similar financings we have acquired and may acquire in the future that are secured by real estate typically depend on the ability of the property owner to generate income from operating the property. Failure to do so may result in delinquency and/or foreclosure.

Commercial loans are secured by property and are subject to risks of delinquency and foreclosure and therefore risk of loss. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. In the event of any default under a commercial loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the commercial loan, which could have a material adverse effect on our financial condition, operating results and cash flows. In the event of the bankruptcy of a commercial loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a loan can be an expensive and lengthy process, which could have a substantial negative effect on our anticipated return on the foreclosed commercial loan. If the borrower is unable to repay a mortgage loan or similar financing, our inability to foreclose on the asset in a timely manner, and/or our inability to obtain value from reselling or otherwise disposing of the asset for an amount equal to our investment basis, would adversely impact our financial condition, results of operations, and cash flows.

We may suffer losses when a borrower defaults on a loan and the value of the underlying collateral is less than the amount due.

If a borrower defaults on a non-recourse loan, we will only have recourse to the real estate-related assets collateralizing the loan. If the underlying collateral value is less than the loan amount, we will suffer a loss. Conversely, commercial loans we invest in may be unsecured or be secured only by equity interests in the borrowing entities. These loans are subject to the risk that other lenders in the capital stack may be directly secured by the real estate assets of the borrower or may otherwise have a superior right to repayment. Upon a default, those collateralized lenders would have priority over us with respect to the proceeds of a sale of the underlying real estate. In such cases, we may lack control over the underlying asset collateralizing our loan or the underlying assets of the borrower before a default and, as a result, the value of the collateral may be reduced by acts or omissions by owners or managers of the assets.

Commercial loans we may invest in may be backed by individual or corporate guarantees from borrowers or their affiliates which guarantees are not secured. If the guarantees are not fully or partially secured, we typically rely on financial covenants from borrowers and guarantors which are designed to require the borrower or guarantor to maintain certain levels of creditworthiness. Should we not have recourse to specific collateral pledged to satisfy such guarantees or recourse loans, we will have recourse as an unsecured creditor only to the general assets of the borrower or guarantor, some or all of which may be pledged as collateral for other lenders. There can be no assurance that a borrower or guarantor will comply with its financial covenants, or that sufficient assets will be available to pay amounts owed to us under our loans and guarantees. Because of these factors, we may suffer additional losses which could have a material adverse effect on our financial condition, operating results and cash flows.

Upon a borrower bankruptcy, we may not have full recourse to the assets of the borrower to satisfy our loan. Additionally, in some instances, our loans may be subordinate to other debt of certain borrowers. If a borrower defaults on our loan or on debt senior to our loan, or a borrower files for bankruptcy protection, our loan will be satisfied only after the senior debt receives payment. Where debt senior to our loan exists, the presence of inter-creditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through "standstill" periods), and control decisions made in bankruptcy proceedings. Bankruptcy and borrower litigation can significantly increase collection costs and the time needed for us to acquire title to the underlying collateral (if applicable), during which time the collateral and/or a borrower's financial condition may decline in value, causing us to suffer additional losses.

If the value of collateral underlying a loan declines, or interest rates increase during the term of a loan, a borrower may not be able to obtain the necessary funds to repay our loan at maturity through refinancing because the underlying property revenue cannot satisfy the debt service coverage requirements necessary to obtain new financing. If a borrower is unable to repay our loan at maturity, we could suffer additional loss which may adversely impact our financial condition, operating results and cash flows.

As a result of any of the above factors or events, the losses we may suffer could adversely impact our financial condition, results of operations and cash flows.

We could fail to continue to qualify as a REIT if the IRS successfully challenges our treatment of any mezzanine loans in which we invest.

We may, in the future, originate or acquire mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. In Revenue Procedure 2003-65, the IRS established a safe harbor under which loans secured by a first priority security interest in ownership interests in a partnership or limited liability company owning real property will be treated as real estate assets for purposes of the REIT asset tests, and interest derived from those loans will be treated as qualifying income for both the 75% and 95% gross income tests, provided several requirements are satisfied. Although Revenue Procedure 2003-65 provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, our mezzanine loans may not meet all of the requirements for reliance on the safe harbor. Consequently, there can be no assurance that the IRS will not challenge our treatment of such loans as qualifying real estate assets, which could adversely affect our ability to continue to qualify as a REIT.

We are subject to risks associated with commercial real estate loan participations.

Some of our commercial real estate loan investments are held in the form of participation interests or co-lender arrangements in which we share the loan rights, obligations and benefits with other lenders. With respect to such participation interests, we may require the consent of these parties to exercise our rights under such loans, including rights with respect to amendment of loan documentation, enforcement proceedings upon a default and the institution of, and control over, foreclosure proceedings. In circumstances where we hold a minority interest, we may become bound to actions of the majority to which we otherwise would object. We may be adversely affected by this lack of control with respect to these interests.

Risks Related to Certain Events, Environmental Matters and Climate Change

Natural disasters, terrorist attacks, other acts of violence or war or other unexpected events could materially and adversely affect us.

Natural disasters, terrorist attacks, other acts of violence or war or other unexpected events, including a global pandemic that impacts the economy in the United States, could materially interrupt our business operations (or those of our tenants), cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and worldwide financial markets and economies. They also could result in or prolong an economic recession. Any of these occurrences could materially and adversely affect us.

In addition, our corporate headquarters and certain of our properties are located in Florida, where major hurricanes have occurred. Depending on where any hurricane makes landfall, our properties in Florida could experience significant damage. In addition, the occurrence and frequency of hurricanes in Florida could also negatively impact demand for our properties located in that state because of consumer perceptions of hurricane risks. In addition to hurricanes, the occurrence of other natural disasters and climate conditions in Florida (and in other states where our properties are located), such as tornadoes, floods, fires, unusually heavy or prolonged rain, droughts and heat waves, could have an adverse effect on our tenants, which could adversely impact our ability to collect rental revenues. If a hurricane, earthquake, natural disaster or other similar significant disruption occurs, we may experience disruptions to our operations and damage to our properties, which could materially and adversely affect us.

Terrorist attacks or other acts of violence may also negatively affect our operations. There can be no assurance that there will not be terrorist attacks against businesses within the U.S. These attacks may directly impact our physical assets or business operations or the financial condition of our tenants, borrowers, lenders or other institutions with which we have a relationship. The U.S. may be engaged in armed conflict, which could also have an impact on the tenants, borrowers, lenders or other institutions with which we have a relationship. The consequences of armed conflict are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business. Any of these occurrences could materially and adversely affect us.

Insurance on our properties may not adequately cover all losses and uninsured losses could materially and adversely affect us.

Our leases typically provide that either the landlord or the tenant will maintain property and liability insurance for the properties that are leased from us. If our tenants are required to carry liability and/or property insurance coverage, our tenants are required to name us (and any of our lenders that have a mortgage on the property leased by the tenant) as additional insureds on their liability policies and additional named insured and/or loss payee (or mortgagee, in the case of our lenders) on their property policies. Depending on the location of the property, losses of a catastrophic nature, such as those caused by hurricanes, earthquakes and floods, may be covered by insurance policies that are held by our tenant with limitations such as large deductibles or co-payments that a tenant may not be able to meet. In addition, losses of a catastrophic nature, such as those caused by wind, hail, hurricanes, terrorism or acts of war, may be uninsurable or not economically insurable. In the event there is damage to our properties that is not covered by insurance and such properties are subject to recourse indebtedness, we will continue to be liable for the indebtedness, even if these properties are irreparably damaged.

Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, may make any insurance proceeds we receive insufficient to repair or replace a property if it is damaged or destroyed. In those circumstances, the insurance proceeds received may not be adequate to restore our economic position with respect to the affected real property and its generation of rental revenue. Furthermore, in the event we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications without significant capital expenditures which may exceed any amounts received pursuant to insurance policies, as reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements. The loss of our capital investment in or anticipated future returns from our properties due to material uninsured losses could materially and adversely affect us.

The costs of compliance with or liabilities related to environmental laws may materially and adversely affect us.

The ownership of our properties may subject us to known and unknown environmental liabilities. Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from environmental matters, including the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under or migrating from such property, as well as costs to investigate or clean up such contamination and liability for personal injury, property damage or harm to natural resources. We may face liability regardless of:

- our knowledge of the contamination;
- the timing of the contamination;
- the cause of the contamination; or
- the party responsible for the contamination of the property.

There may be environmental liabilities associated with our properties of which we are unaware. We obtain Phase I environmental assessments for properties acquired. Phase I environmental site assessments are limited in scope and therefore may not reveal all environmental conditions affecting a property. Therefore, there could be undiscovered environmental liabilities on the properties we own. Some of our properties use, or may have used in the past, underground tanks for the storage of petroleum-based products or waste products that could create a potential for release of hazardous substances or penalties if tanks do not comply with legal standards. If environmental contamination exists on our properties, we could be subject to strict, joint and/or several liability for the contamination by virtue of our ownership interest. Some of our properties may contain asbestos-containing materials, or ACM. Environmental laws govern the presence, maintenance and removal of ACM and such laws may impose fines, penalties or other obligations for failure to comply with these requirements or expose us to third-party liability (for example, liability for personal injury associated with exposure to asbestos). Environmental laws also apply to other activities that can occur on a property, such as storage of petroleum products or other hazardous toxic substances, air emissions, water discharges and exposure to lead-based paint. Such laws may impose fines and penalties for violations and may require permits or other governmental approvals to be obtained for the operation of a business involving such activities.

The known or potential presence of hazardous substances on a property may adversely affect our ability to sell, lease or improve the property or to borrow using the property as collateral. In addition, environmental laws may create liens on contaminated properties in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which they may be used or businesses may be operated, and these restrictions may require substantial expenditures.

In addition, although our leases generally require our tenants to operate in compliance with all applicable laws and to indemnify us against any environmental liabilities arising from a tenant's activities on the property, we could be subject to strict liability by virtue of our ownership interest. We cannot be sure that our tenants will, or will be able to, satisfy their indemnification obligations, if any, under our leases. Furthermore, the discovery of environmental liabilities on any of our properties could lead to significant remediation costs or to other liabilities or obligations attributable to the tenant of that property or could result in material interference with the ability of our tenants to operate their businesses as currently operated. Noncompliance with environmental laws or discovery of environmental liabilities could each individually or collectively affect such tenant's ability to make payments to us, including rental payments and, where applicable, indemnification payments.

Our environmental liabilities may include property and natural resources damage, personal injury, investigation and clean-up costs, among other potential environmental liabilities. These costs could be substantial. Although we may obtain insurance for environmental liability for certain properties that are deemed to warrant coverage, our insurance may be insufficient to address any particular environmental situation and we may be unable to continue to obtain insurance for environmental matters, at a reasonable cost or at all, in the future. If our environmental liability insurance is inadequate, we may become subject to material losses for environmental liabilities. Our ability to receive the benefits of any environmental liability insurance policy will depend on the financial stability of our insurance company and the position it takes with respect to our insurance policies. If we were to become subject to significant environmental liabilities, we could be materially and adversely affected.

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, should our tenants or their employees or customers be exposed to mold at any of our properties, we could be required to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, exposure to mold by our tenants or others could subject us to liability if property damage or health concerns arise. If we were to become subject to significant mold-related liabilities, we could be materially and adversely affected.

Our operations and financial condition may be adversely affected by climate change, including possible changes in weather patterns, weather-related events, government policy, laws, regulations and economic conditions.

In recent years, the assessment of the potential impact of climate change has begun to impact the activities of government authorities, the pattern of consumer behavior and other areas that impact the business environment in the U.S., including, but not limited to, energy-efficiency measures, water use measures and land-use practices. The promulgation of policies, laws or regulations relating to climate change by governmental authorities in the U.S. and the markets in which we own properties may require us to invest additional capital in our properties. In addition, the impact of climate change on businesses operated by our tenants is not reasonably determinable at this time. While not generally known at this time, climate change may impact weather patterns or the occurrence of significant weather events which could impact economic activity or the value of our properties in specific markets. The occurrence of any of these events or conditions may adversely impact our ability to lease our properties, which would materially and adversely affect us.

Risks Related to Other Aspects of our Operation and as a Public Company

We are highly dependent on information systems and certain third-party technology service providers, and systems failures not related to cyber-attacks or similar external attacks could significantly disrupt our business, which may, in turn, negatively affect the market price of our securities and adversely impact our results of operations and cash flows.

Our business is highly dependent on communications and information systems and networks. Any failure or interruption of these systems or networks could cause delays or other problems in our operations and communications. Through our relationship with CTO and our Manager, we rely heavily on CTO's financial, accounting and other data processing systems. In addition, much of the information technology ("IT") infrastructure on which we rely is managed by a third party and, as such, we also face the risk of operational failure, termination or capacity constraints by this third party. It is difficult to determine what, if any, negative impact may directly result from any specific interruption or disruption of the networks or systems on which our business relies or any failure to maintain performance, reliability and security of our technological infrastructure, but significant events impacting the systems or networks on which our business relies could materially and adversely affect us.

Our senior management team is required to operate two publicly traded companies, CTO and our company, which could place a significant strain on our senior management team and the management systems, infrastructure and other resources of CTO on which we rely.

Our senior management team operates two publicly traded companies, our company and CTO, and is required to comply with periodic and current reporting requirements under applicable SEC regulations and comply with applicable listing standards of the NYSE. This could place a significant strain on our senior management team and the management systems, infrastructure and other resources of CTO made available to us through our Manager and on which we rely. There can be no assurance that our senior management team will be able to successfully operate two publicly traded companies. Any failure by our senior management team to successfully operate our company or CTO could materially and adversely affect us.

If there are deficiencies in our disclosure controls and procedures or internal control over financial reporting, we may be unable to accurately present our financial statements, which could materially and adversely affect us.

As a publicly traded company, we are required to report our financial statements on a consolidated basis. Effective internal controls are necessary for us to accurately report our financial results. Section 404 of the Sarbanes-Oxley Act requires us to evaluate and report on our internal control over financial reporting. However, for so long as we are a smaller reporting company that is a non-accelerated filer, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Furthermore, as we grow our business, our internal controls will become more complex, and we may require significantly more resources to ensure our internal controls remain effective. Future deficiencies, including any material weakness, in our internal control over financial reporting which may occur could result in misstatements of our results of operations that could require a restatement, failing to meet our public company reporting obligations and causing investors to lose confidence in our reported financial information, which could materially and adversely affect us.

Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make unanticipated expenditures that materially and adversely affect us.

Our properties are and will be subject to the Americans with Disabilities Act, or the ADA. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Compliance with the ADA requirements could require removal of access barriers and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. While our tenants are and will be obligated by law to comply with the ADA and typically obligated under our leases to cover costs associated with compliance, if required changes involve greater expenditures than anticipated or if the changes must be made on a more accelerated basis than anticipated, the ability of our tenants to cover costs could be adversely affected. We could be required to expend our own funds to comply with the provisions of the ADA, which could materially and adversely affect us.

In addition, we are and will be required to operate our properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our properties. We may be required to make substantial capital expenditures to comply with those requirements and may be required to obtain approvals from various authorities with respect to our properties, including prior to acquiring a property or when undertaking renovations of any of our existing properties. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future acquisitions, developments or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Additionally, failure to comply with any of these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. While we intend to only acquire properties that we believe are currently in substantial compliance with all regulatory requirements, these requirements may change, and new requirements may be imposed which would require significant unanticipated expenditures by us and could materially and adversely affect us.

We have in the past and may in the future choose to acquire properties or portfolios of properties through tax deferred contribution transactions, which could result in stockholder dilution and limit our ability to sell such assets.

We have in the past acquired, and may in the future acquire, properties or portfolios of properties through tax deferred contribution transactions in exchange for common or preferred units of limited partnership interest in the Operating Partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors' ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell an asset at a time, or on terms, that would be favorable absent such restrictions.

Risks Related to Our Relationship with CTO and Our Manager and the Management Agreement

We have no employees and are entirely dependent upon our Manager for all the services we require, and we cannot assure you that our Manager will allocate the resources necessary to meet our business objectives.

Because we are "externally managed," we do not employ our own personnel, but instead depend upon CTO, our Manager and their affiliates for virtually all of the services we require. Our Manager selects and manages the acquisition and origination of properties and commercial loan investments that meet our investment criteria; administers the collection of rents, monitors lease compliance by our tenants and deals with vacancies and re-letting of our properties; coordinates the sale of our properties; provides financial and regulatory reporting services; communicates with our stockholders, causes us to pay distributions to our stockholders and arranges for transfer agent services; and provides all of our other administrative services. Accordingly, our success is largely dependent upon the expertise and services of the executive officers and other personnel of CTO provided to us through our Manager.

CTO may be unable to obtain or retain the executive officers and other personnel that it provides to us through our Manager.

Our success depends to a significant degree upon the executive officers and other personnel of CTO that it provides to us through our Manager. In particular, we rely on the services of John P. Albright, President and Chief Executive Officer of our company and CTO and a member of the board of directors of our company and CTO; Philip R. Mays, Senior Vice President, Chief Financial Officer and Treasurer of our company and CTO; Steven R. Greathouse, Senior Vice President and Chief Investment Officer of our company and CTO; Daniel E. Smith, Senior Vice President, General Counsel and Corporate Secretary of our company and CTO; and Lisa M. Vorakoun, Senior Vice President and Chief Accounting Officer of our company and CTO. In addition to these executive officers, we also rely on other personnel of CTO that are provided to us through our Manager. We cannot guarantee that all, or any particular one of these executive officers and other personnel of CTO provided to us through our Manager, will remain affiliated with CTO, our Manager and us. We do not separately maintain key person life insurance on any person. Failure by CTO to retain any of its executive officers and other personnel provided to us through our Manager and to hire and retain additional highly skilled managerial, operational and marketing personnel could have a material adverse effect on our ability to achieve our investment growth objectives and could result in us incurring excess costs and suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting.

We pay substantial fees and expenses to our Manager. These payments increase the risk that you will not earn a profit on your investment.

Pursuant to the Management Agreement, we pay significant fees to our Manager. Those fees include a base management fee and an incentive fee, if earned. We will also reimburse our Manager for certain expenses pursuant to the Management Agreement. These payments increase the risk that you will not earn a profit on your investment.

The base management fee payable to our Manager pursuant to the Management Agreement is payable regardless of the performance of our portfolio, which may reduce our Manager's incentive to devote the time and effort to seeking profitable investment opportunities for us.

We pay our Manager a base management fee pursuant to the Management Agreement, which may be substantial, based on our "total equity" (as defined in the Management Agreement) regardless of the performance of our portfolio of properties. Our Manager's entitlement to non-performance-based compensation might reduce its incentive to seek profitable investment opportunities for us, which could result in a lower performance of our portfolio and materially adversely affect us.

The incentive fee payable to our Manager pursuant to the Management Agreement may cause our Manager to select investments in more risky assets to increase its incentive compensation.

Our Manager has the ability to earn incentive fees based on our total stockholder return exceeding an 8% cumulative annual hurdle rate, which may create an incentive for our Manager to invest in properties with a purchase price reflecting a higher potential yield, that may be riskier or more speculative, or sell an investment prematurely for a gain, in an effort to increase our short-term gains and thereby increase our stock price and the incentive fees to which it is entitled. If our interests and those of our Manager are not aligned, the execution of our business plan and our results of operations could be adversely affected, which could materially and adversely affect the market price of our securities and our ability to make distributions to our stockholders.

There are conflicts of interest in our relationships with our Manager, which could result in outcomes that are not in our best interests.

We are subject to conflicts of interest arising out of our relationships with our Manager. Pursuant to the Management Agreement, our Manager is obligated to supply us with our management team. However, our Manager is not obligated to dedicate any specific personnel exclusively to us, nor are the CTO personnel provided to us by our Manager obligated to dedicate any specific portion of their time to the management of our business. Additionally, our Manager is a wholly owned subsidiary of CTO. All of our executive officers are executive officers and employees of CTO and one of our executive officers (John P. Albright) is also a member of the board of directors of our company and the board of directors of CTO. As a result, our Manager and the CTO personnel it provides to us, including our executive officers, may have conflicts between their duties to us and their duties to CTO.

In addition to our initial portfolio, we have in the past acquired and may in the future acquire or sell properties that would potentially fit the investment criteria for CTO or its affiliates. Similarly, CTO or its affiliates may acquire or sell properties that would potentially fit our investment criteria. Although such acquisitions or dispositions could present conflicts of interest, we nonetheless may pursue and consummate such transactions. Additionally, we have in the past and may in the future engage in transactions directly with CTO, our Manager or their affiliates. If we acquire a property from CTO or one of its affiliates or sell a property to CTO or one of its affiliates, the purchase price we pay to CTO or one of its affiliates or the purchase price paid to us by CTO or one of its affiliates may be higher or lower, respectively, than the purchase price that would have been paid to or by us if the transaction were the result of arm's length negotiations with an unaffiliated third party.

In deciding whether to issue additional debt or equity securities, we will rely in part on recommendations made by our Manager. While such decisions are subject to the approval of the Board, our Manager is entitled to be paid a base management fee that is based on our "total equity" (as defined in the Management Agreement). As a result, our Manager may have an incentive to recommend that we issue additional equity securities at dilutive prices. If we issue additional equity securities at dilutive prices, the market price of our securities may be adversely affected, and you could lose some or all of your investment in our securities.

All of our executive officers are executive officers and employees of CTO. These individuals and other CTO personnel provided to us through our Manager devote as much time to us as our Manager deems appropriate. However, our executive officers and other CTO personnel provided to us through our Manager may have conflicts in allocating their time and services between us, on the one hand, and CTO and its affiliates, on the other. During a period of prolonged economic weakness or another economic downturn affecting the real estate industry or at other times when we need focused support and assistance from our Manager and the CTO executive officers and other personnel provided to us through our Manager, we may not receive the necessary support and assistance we require or that we would otherwise receive if we were self-managed.

Our Manager's failure to identify and acquire properties that meet our investment criteria or perform its responsibilities under the Management Agreement could materially and adversely affect our business and our ability to make distributions to our stockholders.

Our ability to achieve our objectives depends on, among other things, our Manager's ability to identify, acquire and lease properties that meet our investment criteria. Accomplishing our objectives is largely a function of our Manager's structuring of our investment process, our access to financing on acceptable terms and general market conditions. Our stockholders will not have input into our investment decisions. All of these factors increase the uncertainty, and thus the risk, of investing in our securities. The CTO executive officers and other CTO personnel provided to us through our Manager have substantial responsibilities under the Management Agreement. In order to implement certain strategies, CTO, our Manager or their affiliates may need to hire, train, supervise and manage new employees successfully. Any failure by CTO or our Manager to manage our future growth effectively could have a material adverse effect on us, our ability to maintain our qualification as a REIT and our ability to make distributions to our stockholders.

Our Manager's liability is limited under the Management Agreement, and we have agreed to indemnify our Manager against certain liabilities. As a result, we could experience unfavorable operating results or incur losses for which our Manager would not be liable.

Pursuant to the Management Agreement, our Manager will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of the Board in following or declining to follow its directives. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us. Under the terms of the Management Agreement, our Manager, its officers, members and personnel, any person controlling or controlled by our Manager and any person providing sub-advisory services to our Manager will not be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary's stockholders or partners for acts or omissions performed in accordance with and pursuant to the Management Agreement, except those resulting from acts constituting gross negligence, willful misconduct, bad faith or reckless disregard of our Manager's duties under the Management Agreement.

In addition, we have agreed to indemnify our Manager and each of its officers, directors, members, managers and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Management Agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person's duties under the Management Agreement. As a result, we could experience unfavorable operating results or incur losses for which our Manager would not be liable.

Termination of the Management Agreement could be difficult and costly, including as a result of payment of termination fees to our Manager, and may cause us to be unable to execute our business plan, which could materially and adversely affect us.

If we fail to renew the Management Agreement, or terminate the agreement, other than for a termination for cause, we are obligated to pay our Manager a termination fee equal to three times the sum of (i) the average annual base management fee earned by our Manager during the 24-month period immediately preceding the most recently completed calendar quarter prior to the termination date and (ii) the average annual incentive fee earned by our Manager during the two most recently completed measurement periods (as defined in the Management Agreement) prior to the termination date. Such a payment would likely be a substantial one-time charge that could render unattractive, or not economically feasible, the termination of our Manager, even if it performed poorly. In addition, any termination of the Management Agreement would end our Manager's obligation to provide us with our executive officers and personnel upon whom we rely for the operation of our business and would also terminate our rights under the ROFO Agreement with CTO, as discussed further herein. As a result of termination of the ROFO Agreement, we would face increased competition from CTO and its affiliates, as well as others, for the acquisition of properties that meet our investment criteria, and our right to acquire certain properties from CTO and its affiliates would be terminated. As a result, the termination of the Management Agreement could materially and adversely affect us.

If our Manager ceases to be our manager pursuant to the Management Agreement, counterparties to our agreements may cease doing business with us.

If our Manager ceases to be our manager, it could constitute an event of default or early termination event under financing and other agreements we may enter into in the future, upon which our counterparties may have the right to terminate their agreements with us. If our Manager ceases to be our manager for any reason, including upon the non-renewal of the Management Agreement, our business and our ability to make distributions to our stockholders may be materially adversely affected.

The Management Agreement with our Manager and the ROFO Agreement with CTO were not negotiated on an arm's-length basis and may not be as favorable to us as if they had been negotiated with unaffiliated third parties.

The Management Agreement with our Manager and the ROFO Agreement with CTO were negotiated between related parties and before our independent directors were elected, and their terms, including the fees payable to our Manager, may not be as favorable to us as if they had been negotiated with unaffiliated third parties. The terms of these agreements may not reflect our long-term best interests and may be overly favorable to CTO, our Manager and their affiliates (other than us and our subsidiaries). Further, we may choose not to enforce, or to enforce less vigorously, our rights under the Management Agreement and the ROFO Agreement because of our desire to maintain our ongoing relationships with our Manager and CTO.

Risks Related to Our Financing Activities

Our growth depends on external sources of capital, including debt financings, that are outside of our control and may not be available to us on commercially reasonable terms or at all.

In order to maintain our qualification as a REIT under the Code, we are required, among other things, to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we are subject to income tax at the U.S. federal corporate income tax rate to the extent that we distribute less than 100% of our net taxable income. Because of these distribution requirements, we may not have sufficient liquidity from our operating cash flows to fund future capital needs, including any acquisition financing. Consequently, we may rely on third-party sources, including lenders, to fund our capital needs. We may not be able to obtain debt financing on favorable terms or at all. Any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

- general market conditions;
- the market's perception of our growth potential;
- our current debt levels;
- our current and expected future earnings;
- our cash flow and cash distributions; and
- the market price per share of our common stock and preferred stock.

If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT, which would materially and adversely affect us.

Our organizational documents have no limitation on the amount of additional indebtedness that we may incur in the future. As a result, we may become highly leveraged in the future, which could materially and adversely affect us.

We have entered into certain debt agreements and, in the future, we may incur additional indebtedness to finance future acquisitions and development, redevelopment and renovation projects and for general corporate purposes. There are no restrictions in our charter or bylaws that limit the amount or percentage of indebtedness that we may incur nor restrict the form in which our indebtedness will be incurred (including recourse or non-recourse debt or cross-collateralized debt).

A substantial level of indebtedness in the future could have adverse consequences for our business and otherwise materially and adversely affect us because it could, among other things:

- require us to dedicate a substantial portion of our cash flow from operations to make principal and interest payments on our indebtedness, thereby reducing our cash flow available to fund working capital, capital expenditures and other general corporate purposes, including to pay dividends on our common stock and preferred stock as currently contemplated or necessary to satisfy the requirements for qualification as a REIT;
- increase our vulnerability to general adverse economic and industry conditions and limit our flexibility in planning for, or reacting to, changes in our business and our industry;
- limit our ability to borrow additional funds or refinance indebtedness on favorable terms or at all to expand our business or ease liquidity constraints; and
- place us at a competitive disadvantage relative to competitors that have less indebtedness.

The agreements governing our indebtedness place restrictions on us and our subsidiaries, reducing our operational flexibility and creating risks associated with default and noncompliance.

The agreements governing the Credit Facility, the 2026 Term Loan, the 2027 Term Loan and any other indebtedness that we may incur in the future contain or may contain covenants that place restrictions on us and our subsidiaries. These covenants may restrict, among other activities, our and our subsidiaries' ability to:

- merge, consolidate or transfer all or substantially all of our or our subsidiaries' assets;
- sell, transfer, pledge or encumber our stock or the ownership interests of our subsidiaries;
- incur additional debt or issue preferred stock;
- make certain investments;
- make certain expenditures, including capital expenditures;
- pay dividends on or repurchase our capital stock; and
- enter into certain transactions with affiliates.

These covenants could impair our ability to grow our business, take advantage of attractive business opportunities or successfully compete. Our ability to comply with financial and other covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A breach of any of these covenants or covenants under any other agreements governing our indebtedness could result in an event of default. Any cross-default provisions in our debt agreements could cause an event of default under one debt agreement to trigger an event of default under our other debt agreements. Upon the occurrence of an event of default under any of our debt agreements, our lenders could elect to declare all outstanding debt under such agreements to be immediately due and payable. If we were unable to repay or refinance the accelerated debt, our lenders could proceed against any assets pledged to secure that debt, including foreclosing on or requiring the sale of any properties securing that debt, and the proceeds from the sale of these properties may not be sufficient to repay such debt in full.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in any property subject to mortgage debt.

Future borrowings may be secured by mortgages on our properties. Incurring mortgage and other secured debt obligations increases our risk of losses because defaults on secured indebtedness may result in foreclosure actions initiated by lenders and ultimately our loss of the properties securing any loans for which we are in default. If we are in default under a cross-defaulted mortgage loan, we could lose multiple properties to foreclosure. For U.S. federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. As we execute our business plan, we may assume or incur new mortgage indebtedness on our properties. Any default under any mortgage debt obligation we incur may increase the risk of our default on our other indebtedness, including indebtedness under our Credit Facility, the 2026 Term Loan and the 2027 Term Loan, which could materially and adversely affect us.

Increases in interest rates have and will likely continue to increase our interest costs on our variable rate debt and could adversely impact our ability to refinance existing debt or sell assets.

Current and future borrowings under our Credit Facility, the 2026 Term Loan and the 2027 Term Loan will bear interest at variable rates. Recent increases in interest rates have increased our interest payments and reduced our cash flow available for other corporate purposes, and we expect this trend to continue in the near term. In addition, rising interest rates could limit our ability to refinance debt when it matures and increase interest costs on any debt that is refinanced. Further, an increase in interest rates could increase the cost of financing, thereby decreasing the amount third parties are willing to pay for our properties, which would limit our ability to dispose of properties when necessary or desired.

In addition, we may enter into hedging arrangements in the future. Our hedging arrangements may include interest rate swaps, caps, floors and other interest rate hedging contracts. Our hedging arrangements could reduce, but may not eliminate, the impact of rising interest rates, and they could expose us to the risk that other parties to our hedging arrangements will not perform or that the agreements relating to our hedges may not be enforceable.

Risks Related to Our Organization and Structure

We are a holding company with no direct operations, and we rely on funds received from the Operating Partnership to pay our obligations and make distributions to our stockholders.

We are a holding company and conduct substantially all of our operations through the Operating Partnership. We do not have, apart from an interest in the Operating Partnership, any independent operations. As a result, we rely on distributions from the Operating Partnership to make any distributions we declare on shares of our common stock and preferred stock. We also rely on distributions from the Operating Partnership to meet our obligations, including any tax liability on taxable income allocated to us from the Operating Partnership. In addition, because we are a holding company, your claims as stockholders are structurally subordinated to all existing and future creditors and preferred equity holders of the Operating Partnership and its subsidiaries. Therefore, in the event of a bankruptcy, insolvency, liquidation or reorganization of the Operating Partnership or its subsidiaries, assets of the Operating Partnership or the applicable subsidiary will be available to satisfy our claims to us as an equity owner therein only after all of their liabilities and preferred equity have been paid in full.

As of December 31, 2025, we owned 92.4% of the OP Units issued by the Operating Partnership. However, in connection with our future acquisition activities or otherwise, we may issue additional OP Units to third parties. Such issuances would reduce our ownership in the Operating Partnership.

Certain provisions of Maryland law could inhibit changes in control of our company.

Certain "business combination" and "control share acquisition" provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our securities with the opportunity to realize a premium over the then-prevailing market price of our securities. Pursuant to the MGCL, the Board has by resolution exempted business combinations between us and any other person. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. However, there can be no assurance that these exemptions will not be amended or eliminated at any time in the future. Our charter and bylaws and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our securities or that our stockholders otherwise believe to be in their best interest.

Certain provisions in the partnership agreement of the Operating Partnership may delay, defer or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement of the Operating Partnership may delay, defer or prevent unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

- redemption rights of qualifying parties;
- transfer restrictions on OP Units;
- our ability, as general partner, in some cases, to amend the partnership agreement and to cause the Operating Partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or the Operating Partnership without the consent of the limited partners; and
- the right of the limited partners to consent to transfers of the general partnership interest and mergers or other transactions involving us under specified circumstances.

The partnership agreement of the Operating Partnership and Delaware law also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our securities or that our stockholders otherwise believe to be in their best interest.

Our charter contains stock ownership limits, which may delay, defer or prevent a change of control.

In order for us to maintain our qualification as a REIT, no more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of any calendar year, and at least 100 persons must beneficially own our stock during at least 335 days of a taxable year of 12 months or during a proportionate portion of a shorter taxable year. "Individuals" for this purpose include natural persons, private foundations, some employee benefit plans and trusts and some charitable trusts. To assist us in complying with these limitations, among other purposes, our charter generally prohibits any person from directly or indirectly owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of our securities might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

Our charter's constructive ownership rules are complex and may cause the outstanding shares owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than these percentages of the outstanding shares by an individual or entity could cause that individual or entity to own constructively in excess of these percentages of the outstanding shares and thus violate the share ownership limits. Our charter also provides that any attempt to own or transfer shares of our common stock or preferred stock (if and when issued) in excess of the stock ownership limits without the consent of the Board or in a manner that would cause us to be "closely held" under Section 856(h) of the Code (without regard to whether the shares are held during the last half of a taxable year) will result in the shares being automatically transferred to a trustee for a charitable trust or, if the transfer to the charitable trust is not automatically effective to prevent a violation of the share ownership limits or the restrictions on ownership and transfer of our shares, any such transfer of our shares will be null and void.

The Board may change our strategies, policies or procedures without stockholder consent, which may subject us to different and more significant risks in the future.

Our investment, financing, leverage and distribution policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, are determined by the Board. These policies may be amended or revised at any time and from time to time at the discretion of the Board without notice to or a vote of our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated. Under these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our business and growth. In addition, the Board may change our policies with respect to conflicts of interest, provided that such changes are consistent with applicable legal requirements.

We may have assumed unknown liabilities in connection with the Formation Transactions, which, if significant, could materially and adversely affect us.

As part of the Formation Transactions, we acquired our initial portfolio from CTO, subject to existing liabilities, some of which may have been unknown at the time of the IPO and may remain unknown. Unknown liabilities might include claims of tenants, vendors or other persons dealing with such entities prior to the IPO (that had not been asserted or threatened prior to the IPO), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. Any unknown or unquantifiable liabilities that we assumed in connection with the Formation Transactions for which we have no or limited recourse could materially and adversely affect us.

Our rights and the rights of our stockholders to take action against our directors and executive officers are limited, which could limit your recourse in the event of actions not in your best interest.

Our charter limits the liability of our present and former directors and executive officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our present and former directors and executive officers will not have any liability to us or our stockholders for money damages other than liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty by the director or executive officer that was established by a final judgment and is material to the cause of action. As a result, we and our stockholders have limited rights against our present and former directors and executive officers, which could limit your recourse in the event of actions not in your best interest.

Conflicts of interest exist or could arise in the future between the interests of our stockholders and the interests of holders of Operating Partnership units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and the Operating Partnership or any partner thereof, on the other. Our directors and executive officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, PINE GP, as the general partner of the Operating Partnership, has fiduciary duties and obligations to the Operating Partnership and its limited partners under Delaware law and the partnership agreement of the Operating Partnership in connection with the management of the Operating Partnership. The fiduciary duties and obligations of the general partner to the Operating Partnership and its partners may come into conflict with the duties of our directors and executive officers to our company. The Operating Partnership agreement provides that, in the event of a conflict between the interests of our stockholders on the one hand, and the limited partners of the Operating Partnership on the other hand, the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners, provided however, that so long as we own a controlling interest in the Operating Partnership, any such conflict that the general partner, in its sole and absolute discretion, determines cannot be resolved in a manner not adverse to either our stockholders or the limited partners of the Operating Partnership are resolved in favor of our stockholders, and the general partner will not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

In addition, to the extent permitted by applicable law, the partnership agreement will provide for the indemnification of the general partner and our officers, directors, employees and any other persons the general partner may designate from and against any and all claims that relate to the operations of the Operating Partnership as set forth in the partnership agreement in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that:

- the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;
- the indemnitee actually received an improper personal benefit in money, property or services; or
- in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, the general partner of the Operating Partnership and our officers, directors, agents or employees, will not be liable for monetary damages to the Operating Partnership or the limited partners for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission so long as any such party acted in good faith.

We could increase or decrease the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval, which could prevent a change in our control and negatively affect the market price of our securities.

The Board, without stockholder approval, has the power under our charter to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the terms of such newly classified or reclassified shares. As a result, we may issue series or classes of common stock or preferred stock with preferences, distributions, powers and rights, voting or otherwise, that are senior to the rights of holders of our common stock. Any such issuance could dilute our existing common stockholders' interests. Although the Board has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interest.

The Operating Partnership has in the past and may in the future issue additional OP Units without the consent of our stockholders, which could have a dilutive effect on our stockholders.

The Operating Partnership has in the past and may in the future issue additional OP Units to third parties without the consent of our stockholders, which would reduce our ownership percentage in the Operating Partnership and may have a dilutive effect on the amount of distributions made to us by the Operating Partnership and, therefore, the amount of distributions we may make to our stockholders. Any such issuances, or the perception of such issuances, could materially and adversely affect the market price of our securities.

We are a "smaller reporting company" and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our securities less attractive to investors.

We are a "smaller reporting company," as defined in Regulation S-K under the Securities Act and may benefit from certain of the scaled disclosures available to smaller reporting companies. We cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our securities less attractive to investors.

If some investors find our securities less attractive as a result, there may be a less active, liquid and/or orderly trading market for our securities and the market price and trading volume of our securities may be more volatile and decline significantly.

Risks Related to Our Qualification and Operation as a REIT

Failure to remain qualified as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

We believe that our organization and method of operation have enabled us to meet the requirements for qualification and taxation as a REIT and we intend to continue to be organized and operate in such a manner. However, we cannot assure you that we will remain qualified as a REIT. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the U.S. federal income tax laws. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

- we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates (currently 21%);
- we could be subject to increased state and local taxes; and
- unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to remain qualified as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to remain qualified as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect our business, financial condition, results of operations or ability to make distributions to our stockholders and the trading price of our securities.

Even if we remain qualified as a REIT, we may face other tax liabilities that could reduce our cash flows and negatively impact our results of operations and financial condition.

Even if we remain qualified for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure and state or local income, property and transfer taxes. In addition, under partnership audit procedures, the Operating Partnership and any other partnership that we may form or acquire may be liable at the entity level for tax imposed under those procedures. Further, any taxable REIT subsidiaries ("TRSs") that we may form in the future will be subject to regular corporate U.S. federal, state and local taxes. Moreover, several provisions of the Code regarding the arrangements between a REIT and its TRS entities function to ensure that such TRS entities are subject to an appropriate level of U.S. federal income taxation. Any of these taxes would decrease cash available for distributions to stockholders, which, in turn, could materially adversely affect our business, financial condition, results of operations or ability to make distributions to our stockholders and the trading price of our securities.

Failure to make required distributions would subject us to U.S. federal corporate income tax.

We intend to continue to operate in a manner so as to maintain our qualification as a REIT for U.S. federal income tax purposes. In order to maintain our qualification as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends we pay in a calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and, 100% of our undistributed income (as defined under the excise tax rules) from prior years.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To maintain our qualification as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of TRSs and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of the securities of any one issuer, no more than 25% of the value of our total assets can be represented by the securities of one or more TRSs and no more than 25% of our assets can be represented by debt of "publicly offered REITs" (i.e., REITs that are required to file annual and periodic reports with the SEC under the Exchange Act), unless secured by real property or interests in real property. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets, if properly identified under applicable Treasury Regulations, does not constitute "gross income" for purposes of the 75% or 95% gross income tests applicable to REITs. In addition, certain income from hedging transactions entered into to hedge existing hedging positions after any portion of the hedged indebtedness or property is extinguished or disposed of will not be included in income for purposes of the 75% and 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions will likely be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise bear. In addition, losses in a TRS generally will not provide any tax benefit, except for being carried forward against future taxable income of such TRS.

Our ability to provide certain services to our tenants may be limited by the REIT rules or may have to be provided through a TRS.

As a REIT, we generally cannot provide services to our tenants other than those that are customarily provided by landlords, nor can we derive income from a third party that provides such services. If we forego providing such services to our tenants, we may be at a disadvantage to competitors that are not subject to the same restrictions. However, we can provide such non-customary services to tenants or share in the revenue from such services if we do so through a TRS, though income earned by such TRS will be subject to U.S. federal corporate income tax.

The prohibited transactions tax may limit our ability to dispose of our properties.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through any TRS that we may form in the future, whose sales of properties would be subject to U.S. federal corporate income tax.

We may pay taxable dividends in our stock and cash, in which case stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our stock.

We may satisfy the 90% distribution test with taxable distributions of our stock. The IRS has issued Revenue Procedure 2017-45 authorizing elective cash/stock dividends to be made by "publicly offered REITs." Pursuant to Revenue Procedure 2017-45, the IRS will treat the distribution of stock pursuant to an elective cash/stock dividend as a distribution of property under Section 301 of the Code (i.e., a dividend), as long as at least 20% of the total dividend is available in cash and certain other parameters detailed in the Revenue Procedure are satisfied.

If we made a taxable dividend payable in cash and stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. If we made a taxable dividend payable in cash and our stock and a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock. We do not currently intend to pay taxable dividends using both our stock and cash, although we may choose to do so in the future.

The ability of the Board to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that the Board may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines in good faith that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Any ownership of a TRS we may form in the future will be subject to limitations and our transactions with a TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

Overall, no more than 25% of the value of a REIT's assets may consist of stock or securities of one or more TRS entities. A TRS will be subject to applicable U.S. federal, state and local corporate income tax on its taxable income, and its after tax net income will be available for distribution to us but is not required to be distributed to us. In addition, several provisions of the Code regarding the arrangements between a REIT and its TRS entities function to ensure that the TRS is subject to an appropriate level of U.S. federal income taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. We will monitor the value of our respective investments in any TRS that we may form in the future for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with any TRS on terms that we believe are arm's length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% limitation or to avoid application of the 100% excise tax.

You may be restricted from acquiring or transferring certain amounts of our stock.

The stock ownership restrictions of the Code for REITs and the 9.8% share ownership limit in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding capital stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our shares of capital stock under this requirement. Additionally, at least 100 persons must beneficially own our shares of capital stock during at least 335 days of each taxable year other than our initial REIT taxable year. To help ensure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

Our charter, with certain exceptions, requires our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by the Board, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our shares of capital stock. The Board may not grant an exemption from this restriction to any person if such exemption would result in our failing to qualify as a REIT. This as well as other restrictions on transferability and ownership will not apply, however, if the Board determines in good faith that it is no longer in our best interests to continue to qualify as a REIT.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to "qualified dividend income" payable to U.S. stockholders that are taxed at individual rates is 20% (plus the 3.8% surtax on net investment income, if applicable). Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. However, ordinary REIT dividends constitute "qualified business income" and thus a 20% deduction is available to individual taxpayers with respect to such dividends, resulting in a 29.6% maximum U.S. federal income tax rate (plus the 3.8% surtax on net investment income, if applicable) for individual U.S. stockholders. However, to qualify for this deduction, the stockholder receiving such dividends must hold the dividend-paying REIT stock for at least 46 days (taking into account certain special holding period rules) of the 91-day period beginning 45 days before the stock becomes ex-dividend, and cannot be under an obligation to make related payments with respect to a position in substantially similar or related property. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common and preferred stock.

We may be subject to adverse legislative or regulatory tax changes, in each instance with potentially retroactive effect, that could reduce the market price of our securities.

At any time, the U.S. federal income tax laws governing REITs, or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations or administrative interpretations which, in turn, could materially adversely affect our ability to make distributions to our stockholders and the trading price of our securities.

If the Operating Partnership failed to qualify as a partnership for U.S. federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that the Operating Partnership will be treated as a partnership for U.S. federal income tax purposes. As a partnership, the Operating Partnership will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of the Operating Partnership's income. We cannot assure you, however, that the IRS will not challenge the status of the Operating Partnership or any other subsidiary partnership in which we own an interest as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating the Operating Partnership or any such other subsidiary partnership as an entity taxable as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of the Operating Partnership or any subsidiary partnership to qualify as a partnership could cause such partnership to become subject to U.S. federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

Risks Related to Our Securities

The market values of our securities are subject to various factors that may cause significant fluctuations or volatility.

As with other publicly traded securities, the market prices of our common stock and preferred stock depend on various factors, which may change from time to time and/or may be unrelated to our financial condition, results of operations or cash flows. These factors may cause significant fluctuations or volatility in the market prices of our common stock and preferred stock. These factors include, but are likely not limited to, the following:

- our financial condition and operating performance and the financial condition or performance of other similar companies;
- actual or anticipated differences in our quarterly or annual operating results as compared to expected results;
- changes in our revenues, Funds From Operations ("FFO"), Adjusted Funds From Operations ("AFFO"), or earnings estimates or recommendations by securities analysts;
- publication of research reports about us or the real estate industry generally;
- increases in market interest rates, which may lead investors to demand a higher distribution yield for our securities, and could result in increased interest expense on our debt;
- adverse market reaction to any increased indebtedness we incur in the future;
- actual or anticipated changes in our and our tenants' businesses or prospects, including as a result of the impact of a global pandemic, such as the COVID-19 Pandemic;

- the current state of the credit and capital markets, and our ability and the ability of our tenants to obtain financing on favorable terms;
- conflicts of interest with CTO and its affiliates, including our Manager;
- the termination of our Manager or additions and departures of key personnel of our Manager;
- increased competition in our markets;
- strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business or growth strategies;
- the passage of legislation or other regulatory developments that adversely affect us or our industry;
- adverse speculation in the press or investment community;
- actions by institutional stockholders;
- the extent of investor interest in our securities;
- the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;
- investor confidence in the stock and bond markets, generally;
- changes in tax laws;
- equity issuances by us (including the issuances of OP Units), or resales of our securities by our stockholders, or the perception that such issuances or resales may occur;
- volume of average daily trading and the amount of our securities available to be traded;
- changes in accounting principles;
- failure to maintain our qualification as a REIT;
- failure to comply with the rules of the NYSE or maintain the listing of our securities on the NYSE;
- terrorist acts, natural or man-made disasters, including global pandemics impacting the United States, or threatened or actual armed conflicts; and
- general market and local, regional and national economic conditions, including factors unrelated to our operating performance and prospects.

No assurance can be given that the market prices of our securities will not fluctuate or decline significantly in the future or that holders of our securities will be able to sell their securities when desired on favorable terms, or at all. From time to time in the past, securities class action litigation has been instituted against companies following periods of extreme volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources.

There can be no assurance that we will be able to make or maintain cash distributions, and certain agreements relating to our indebtedness may, under certain circumstances, limit or eliminate our ability to make distributions to our stockholders.

We intend to make cash distributions to our stockholders in amounts such that all or substantially all of our taxable income in each year, subject to adjustments, is distributed. Our ability to continue to make distributions in the future may be adversely affected by the risk factors described in this Annual Report on Form 10-K. We can give no assurance that we will be able to make or maintain distributions and certain agreements relating to our indebtedness may, under certain circumstances, limit or eliminate our ability to make distributions to our stockholders. We can give no assurance that rents from our properties will increase, or that future acquisitions of real properties or other investments will increase our cash available for distributions to stockholders. In addition, any distributions will be authorized at the sole discretion of the Board, and their form, timing and amount, if any, will depend upon a number of factors, including our actual and projected results of operations, FFO, AFFO, liquidity, cash flows and financial condition, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, our REIT taxable income, the annual REIT distribution requirements, applicable law and such other factors as the Board deems relevant.

If we do not have sufficient cash available for distributions, we may need to fund the shortage out of working capital or borrow to provide funds for such distributions, which would reduce the amount of proceeds available for real estate investments and increase our future interest costs. Our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the per share trading price of our securities.

The market prices of our securities could be adversely affected by our level of cash distributions.

We believe the market prices of the equity securities of a REIT are based primarily upon the market's perception of the REIT's growth potential, its current and potential future cash distributions, whether from operations, sales or refinancing, and its management and governance structure and is secondarily based upon the real estate market value of the underlying assets. For that reason, our securities may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flows for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market prices of our securities. If we fail to meet the market's expectations with regard to future operating results and cash distributions, the market prices of our securities could be adversely affected.

Increases in market interest rates may result in a decline in the market prices of our securities.

One of the factors that we believe influences the market prices of our securities is the distribution yield on the security (as a percentage of the market price of the security) relative to market interest rates. Additional increases in market interest rates, which have increased recently but are still currently at low levels relative to certain historical rates, may lead prospective purchasers of shares of our securities to expect a higher distribution yield. Additionally, higher interest rates have in the past and are expected to continue to increase our borrowing costs and potentially decrease our cash available for distribution. Thus, higher market interest rates could cause the market prices of our securities to decline.

Future issuances of debt securities, which would rank senior to shares of our common stock and preferred stock upon our liquidation, and future issuances of equity securities (including preferred stock and OP Units), which would dilute the holdings of our then-existing common stockholders and may be senior to shares of our common stock for the purposes of making distributions, periodically or upon liquidation, may materially and adversely affect the market price of our common stock.

In the future, we may issue debt or equity securities or incur other borrowings. Upon liquidation, holders of our debt securities and other loans and shares of our preferred stock will receive a distribution of our available assets before holders of shares of our common stock. We are not required to offer any debt or equity securities to existing stockholders on a preemptive basis. Therefore, shares of our common stock that we issue in the future, directly or through convertible or exchangeable securities (including OP Units), warrants or options, will dilute the holdings of our then-existing common stockholders and such issuances or the perception of such issuances may reduce the market price of our common stock. Our Series A Preferred Stock, has a preference on distribution payments, both periodically and upon liquidation, which could limit our ability to make distributions to holders of shares of our common stock in the future. Because our decision to issue debt or equity securities or otherwise incur debt in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or impact of our future capital raising efforts. Thus, holders of shares of our common stock bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings may materially and adversely affect the market price of shares of our common stock and dilute their ownership in us.

Sales of substantial amounts of our common stock in the public markets or the perception that they might occur, could reduce the price of our common stock and may dilute the voting power of our then-existing common stockholders and such common stockholders' ownership interest in us.

Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for our then-existing common stockholders to sell their shares of common stock at a time and price that such common stockholders deem appropriate.

The shares of our common stock that we have sold in the IPO and subsequent public offerings may be resold immediately in the public market unless they are held by "affiliates," as that term is defined in Rule 144 under the Securities Act. The common stock purchased by CTO in the CTO Private Placement and in the IPO and the shares of common stock underlying the OP Units issued in the Formation Transactions are "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. As a result of the registration rights agreement that we entered into with CTO, the shares of our common stock purchased by CTO in the CTO Private Placement may be eligible for future sale without restriction. Sales of a substantial number of such shares, or the perception that such sales may occur, could cause the market price of our common stock to fall or make it more difficult for our then-existing common stockholders to sell their common stock at a time and price that such common stockholders deem appropriate.

In addition, our charter provides that we may issue up to 500,000,000 shares of common stock and 100,000,000 shares of preferred stock, $0.01 par value per share. Moreover, under Maryland law and as is provided in our charter, a majority of our entire board of directors has the power to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue without stockholder approval. Future issuances of shares of our common stock or securities convertible or exchangeable into common stock may dilute the ownership interest of our common stockholders. Because our decision to issue additional equity or convertible or exchangeable securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future issuances. In addition, we are not required to offer any such securities to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future issuances, which may dilute the existing stockholders' interests in us.

General Risk Factors

Cybersecurity risks and cyber incidents could adversely affect our business and disrupt operations.

Cyber incidents can result from deliberate attacks or unintentional events. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data or causing operational disruption. The result of these incidents could include, but are not limited to, disrupted operations, misstated financial data, liability for stolen assets or information, increased cybersecurity protection costs, litigation and reputational damage. Should any such cyber incidents or similar events occur, our assets, particularly cash, could be lost and, as a result, our ability to execute our business and pursue our investment and growth strategy could be impaired, thereby materially and adversely affecting us.

New technologies also continue to develop, including tools that harness generative artificial intelligence and other machine learning techniques (collectively, "AI"). AI is developing at a rapid pace and becoming more accessible. As a result, the use of such new technologies by us or our service providers or counterparties can present additional known and unknown risks, including, among others, the risk that confidential information may be stolen, misappropriated or disclosed and the risk that we, our service providers and/or our counterparties may rely on incorrect, unclear or biased outputs generated by such technologies, any of which could have an adverse impact on us and our business. See "—Artificial intelligence and other machine learning techniques could increase competitive, operational, legal and regulatory risks to our business in ways that we cannot predict."

Artificial intelligence and other machine learning techniques could increase competitive, operational, legal and regulatory risks to our business in ways that we cannot predict.

The use of AI by us and others, and the overall adoption of AI throughout society, may exacerbate or create new and unpredictable competitive, operational, legal and regulatory risks to our business. There is substantial uncertainty about the extent to which AI will result in dramatic changes throughout the world, and we may not be able to anticipate, prevent, mitigate or remediate all of the potential risks, challenges or impacts of such changes. These changes could potentially disrupt, among other things, our business model, investment strategies and operational processes. Some of our competitors may be more successful than us in the development and implementation of new technologies, including services and platforms based on AI, to improve their operations. If we are unable to adequately advance our capabilities in these areas, or do so at a slower pace than others in our industry, we may be at a competitive disadvantage.

If the data we, or third parties whose services we rely on, use in connection with the possible development or deployment of AI is incomplete, inadequate or biased in some way, the performance of our business could suffer. In addition, recent technological advances in AI both present opportunities and pose risks to us. Data in technology that uses AI may contain a degree of inaccuracy and error, which could result in flawed algorithms in various models used in our business. The volume and reliance on data and algorithms also make AI more susceptible to cybersecurity threats, including data poisoning and the compromise of underlying models, training data or other intellectual property. Our personnel or the personnel of our service providers could, without being known to us, improperly utilize AI and machine learning-technology while carrying out their responsibilities. This could reduce the effectiveness of AI technologies and adversely impact us and our operations to the extent that we rely on the AI's work product.

There is also a risk that AI may be misused or misappropriated by third parties we engage. For example, a user may input confidential information, including material non-public information or personally identifiable information, into AI applications, resulting in the information becoming a part of a dataset that is accessible by third-party technology applications and users, including our competitors. Further, we may not be able to control how third-party AI that we choose to use is developed or maintained, or how data we input is used or disclosed. The misuse or misappropriation of our data could have an adverse impact on our reputation and could subject us to legal and regulatory investigations or actions or create competitive risk.

In addition, the use of AI by us or others may require compliance with legal or regulatory frameworks that are not fully developed or tested, and we may face litigation and regulatory actions related to our use of AI. There has been increased scrutiny, including from global regulators, regarding the use of "big data," diligence of data sets and oversight of data vendors. Our ability to use data to gain insights into and manage our business may be limited in the future by regulatory scrutiny and legal developments.

We may become subject to litigation, which could materially and adversely affect us.

We may become subject to litigation, in connection with our operations, securities offerings and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves. However, we cannot be certain of the ultimate outcomes of any claims that may arise in the future and which are presently not known to us. Resolution of these types of matters against us may result in our having to pay significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could materially and adversely impact our earnings and cash flows, thereby materially and adversely affecting us. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could materially and adversely impact us, expose us to increased risks that would be uninsured and materially and adversely impact our ability to attract directors and officers.

If we fail to maintain effective disclosure controls and procedures, we may not be able to meet applicable reporting requirements, which could materially and adversely affect us.

As a publicly traded company, we are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. In addition, we are required to maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file with, or submit to, the SEC is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. They include controls and procedures designed to ensure that information required to be disclosed in reports filed with, or submitted to, the SEC is accumulated and communicated to management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Effective disclosure controls and procedures are necessary for us to provide reliable reports, effectively prevent and detect fraud and to operate successfully as a public company. Designing and implementing effective disclosure controls and procedures is a continuous effort that requires significant resources and devotion of time. We may discover deficiencies in our disclosure controls and procedures that may be difficult or time consuming to remediate in a timely manner. Any failure to maintain effective disclosure controls and procedures or to timely effect any necessary improvements thereto could cause us to fail to meet our reporting obligations (which could affect the listing of our securities on the NYSE). Additionally, ineffective disclosure controls and procedures could also adversely affect our ability to prevent or detect fraud, harm our reputation and cause investors to lose confidence in our reports filed with, or submitted to, the SEC, which would likely have a negative effect on the trading prices of our securities.

An epidemic or pandemic (such as the outbreak and worldwide spread of COVID-19), and the measures that international, federal, state and local governments, agencies, law enforcement and/or health authorities implement to address it, may precipitate or materially exacerbate one or more of the other risks, and may significantly disrupt our tenants' ability to operate their businesses and/or pay rent to us or prevent us from operating our business in the ordinary course for an extended period.

An epidemic or pandemic could have a material and adverse effect on or cause disruption to our business or financial condition, results of operations, cash flows and the market value and trading price of our securities due to, among other factors:

- A complete or partial closure of, or other operational issues with, our portfolio as a result of government or tenant action;
- Declines in or instability of the economy or financial markets may result in a recession or negatively impact consumer discretionary spending, which could adversely affect retailers and consumers;
- A reduction of economic activity may severely impact our tenants' business operations, financial condition, liquidity and access to capital resources and may cause one or more of our tenants to be unable to meet their obligations to us in full, or at all, to default on their lease, or to otherwise seek modifications of such obligations;
- The inability to access debt and equity capital on favorable terms, if at all, or a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may affect our access to capital necessary to fund business operations, pursue acquisition and development opportunities, refinance existing debt, reduce our ability to make cash distributions to our stockholders and increase our future interest expense;
- A general decline in business activity and demand for real estate transactions would adversely affect our ability to successfully execute our investment strategies or expand our portfolio;
- A significant reduction in our cash flows could impact our ability to continue paying cash dividends to our stockholders at expected levels or at all;
- The financial impact could negatively affect our future compliance with financial and other covenants of our debt instruments, and the failure to comply with such covenants could result in a default that accelerates the payment of such debt; and
- The potential negative impact on the health of on CTO's employees or members of the Board or CTO's board of directors, particularly if a significant number are impacted, or the impact of government actions or restrictions, including stay-at-home orders, restricting access to CTO's headquarters, could result in a deterioration in our ability to ensure business continuity during a disruption.

A prolonged continuation of or repeated temporary business closures, reduced capacity at businesses or other social-distancing practices, and quarantine orders may adversely impact our tenants' ability to generate sufficient revenues to meet financial obligations, and could force tenants to default on their leases, or result in the bankruptcy of tenants, which would diminish the rental revenue we receive under our leases.

Changes in accounting standards may materially and adversely affect us.

From time to time, the FASB and the SEC, who create and interpret appropriate accounting standards, may change the financial accounting and reporting standards or their interpretation and application of these standards that will govern the preparation of our financial statements. These changes could materially and adversely affect our reported financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Similarly, these changes could materially and adversely affect our tenant's reported financial condition or results of operations and affect their preferences regarding leasing real estate.

We are subject to risks related to corporate social responsibility.

Our business faces public scrutiny related to environmental, social and governance ("ESG") activities. We risk damage to our reputation if we or affiliates of our Manager fail to act responsibly in a number of areas, such as diversity and inclusion, environmental stewardship, support for local communities, corporate governance and transparency and considering ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations. Additionally, new legislative or regulatory initiatives related to ESG could adversely affect our business.

Evolving investor-related sentiment related to ESG issues could adversely affect our business.

So-called "anti-ESG" sentiment has also gained momentum across the U.S., with several states having enacted or proposed "anti-ESG" policies, legislation, or issued related legal opinions. For example, boycott bills in certain states target financial institutions that are perceived as "boycotting" or "discriminating against" companies in certain industries (e.g., energy and mining) and prohibit state entities from doing business with such institutions and/or investing the state's assets through such institutions. In addition, certain states now require that relevant state entities or managers/administrators of state investments make investments based solely on pecuniary factors without consideration of ESG factors. If investors subject to such legislation viewed us, our policies, or our practices, as being in contradiction of such "anti-ESG" policies, legislation or legal opinions, such investors may not invest in us, which could negatively affect our financial performance.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None

ITEM 1C.   CYBERSECURITY

The Company has no employees and is externally managed by our Manager, which is a wholly owned subsidiary of CTO, a publicly traded diversified REIT. Pursuant to the terms of the Management Agreement, our Manager manages, operates and administers our day-to-day operations, business and affairs, subject to the direction and supervision of the Board. The Board recognizes the critical importance of maintaining the trust and confidence of our tenants, borrowers, and business partners. The Board plays an active role in overseeing management of our risks, and cybersecurity represents an important component of the Company's overall approach to risk management and oversight.

As an externally managed company, the Company relies on CTO's information systems in connection with the Company's day-to-day operations. Consequently, the Company also relies on the processes for assessing, identifying, and managing material risks from cybersecurity threats undertaken by CTO. All of the Company's executive officers are executive officers and employees of CTO, and one of the Company's officers (John P. Albright) is also a member of CTO's board of directors.

CTO's cybersecurity processes and practices are integrated into CTO's risk management and oversight program. In general, CTO seeks to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that CTO collects and stores by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. CTO utilizes a third-party managed IT service provider (the "MSP") to provide comprehensive cybersecurity services for the Company, including threat detection and response, vulnerability assessment and monitoring, security incident response and recovery, and cybersecurity education and awareness. The Company has adopted a written information security incident response plan, which, as discussed below, is overseen by the Audit Committee of the Board (the "Audit Committee").

Risk Management and Strategy

The Company's cybersecurity program is focused on the following key areas:

- Governance: As discussed in more detail under "Item 1C. Cybersecurity—Governance," the Board's oversight of cybersecurity risk management is supported by the Audit Committee, which regularly interacts with the Company's management team.
- Collaborative Approach: CTO has implemented a comprehensive, cross-functional approach to identifying, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions

regarding the public disclosure and reporting of such incidents can be made by management, the Audit Committee, and the Board in a timely manner.

- Technical Safeguards: CTO and the MSP deploy technical safeguards that are designed to protect information systems from cybersecurity threats, including firewalls, intrusion prevention systems, endpoint detection and response systems, anti-malware functionality and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

- Incident Response and Recovery Planning: CTO and the MSP have established a written information security incident response plan that addresses the response to a cybersecurity incident, which plan is tested and evaluated on a regular basis.

- Third-Party Risk Management: CTO and the MSP maintain a comprehensive, risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers and other external users of CTO's systems, as well as the systems of third parties that could adversely impact the Company's business in the event of a cybersecurity incident affecting those third-party systems.

- Education and Awareness: CTO, through the MSP, provides regular training for personnel regarding cybersecurity threats as a means to equip personnel with effective tools to address cybersecurity threats, and to communicate evolving information security policies, standards, processes and practices.

CTO and the MSP engage in the periodic assessment and testing of CTO's policies, standards, processes and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of CTO's cybersecurity measures and planning. The MSP regularly assesses CTO's cybersecurity measures, including information security maturity, and regularly reviews CTO's information security control environment and operating effectiveness. The results of such assessments, audits and reviews will be reported to the Audit Committee and the Board, and CTO will adjust its cybersecurity policies, standards, processes and practices as necessary based on the information provided by these assessments, audits and reviews.

Governance

The Board, in coordination with the Audit Committee, oversees the Company's cybersecurity risk management process. The Audit Committee has adopted a charter that provides that the Audit Committee must review and discuss with the Company's management team the Company's privacy and cybersecurity risk exposures, including:

- the potential impact of those exposures on the Company's business, financial results, operations and reputation;

- the steps management has taken to monitor and mitigate such exposures;

- the Company's information governance policies and programs; and

- major legislative and regulatory developments that could materially impact the Company's privacy and cybersecurity risk exposure.

The charter of the Audit Committee also provides that the Audit Committee may receive additional training in cybersecurity and data privacy matters to enable its oversight of such risks and that the Audit Committee will regularly report to the Board the substance of such reviews and discussions and, as necessary, recommend to the Board such actions as the Audit Committee deems appropriate.

As noted above, the Company relies on CTO's information systems and the MSP in connection with the Company's day-to-day operations. Consequently, the Company also relies on the processes for assessing, identifying, and managing material risks from cybersecurity threats undertaken by CTO. All of the Company's executive officers are executive officers and employees of CTO, and one of the Company's officers (John P. Albright) is also a member of CTO's board of directors.

CTO's Senior Vice President, Chief Financial Officer and Treasurer, Senior Vice President, General Counsel and Corporate Secretary, and Senior Vice President and Chief Accounting Officer work collaboratively with the MSP to implement a program designed to protect CTO's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with written information security incident response plans adopted by CTO and the Company. These members of CTO's management team, together with the MSP, monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents and will report such threats and incidents to the Audit Committee when appropriate.

CTO's Senior Vice President, Chief Financial Officer and Treasurer, Senior Vice President, General Counsel and Corporate Secretary, and Senior Vice President and Chief Accounting Officer each hold degrees in their respective fields, and have approximately 20 years or more of experience managing risks at CTO, the Company, and similar companies, including risks arising from cybersecurity threats.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to affect the Company, including its business strategy, results of operations or financial condition.

ITEM 2.   PROPERTIES

Our principal offices are located at 369 N. New York Avenue, Suite 201, Winter Park, Florida 32789. Our telephone number is (407) 904-3324.

As of December 31, 2025, the Company owns 127 net leased retail buildings located in 32 states (refer to Item 1. "Business").

ITEM 3.   LEGAL PROCEEDINGS

From time to time, the Company may be a party to certain legal proceedings, incidental to the normal course of our business. We are not currently a party to any pending or threatened legal proceedings that we believe could have a material adverse effect on our business or financial condition.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER REPURCHASES OF EQUITY SECURITIES

The Company's common stock trades on the NYSE under the symbol "PINE".

As of January 30, 2026, there were 166 holders of record of our common stock. This figure does not represent the actual number of beneficial owners of our common stock because shares of our common stock are frequently held in "street name" through banks, brokers and others for the benefit of beneficial owners who may vote the shares.

We intend to make quarterly distributions to our common stockholders. In particular, in order to maintain our qualification for taxation as a REIT, we intend to make annual distributions to our stockholders of at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. However, any future distributions will be at the sole discretion of the Board and will depend upon, among other things, our actual results of operations and liquidity.

Unregistered Sales of Equity Securities

During the years ended December 31, 2025 and December 31, 2024, there were no unregistered sales of equity securities, which were not previously reported. On November 10, 2023, we issued 479,640 shares of our common stock to holders of OP Units upon the redemption of such OP Units pursuant to the partnership agreement of the Operating Partnership. The issuance of such shares was exempt from registration under the Securities Act, pursuant to the exemption contemplated by Section 4(a)(2) thereof for transactions not involving a public offering. The OP Units were redeemed for an equal number of shares of our common stock. Each limited partner of the Operating Partnership has the right to require the Operating Partnership to redeem part or all of its OP Units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock on a one-for-one basis, beginning on and after the date that is 12 months after issuance of such OP Units, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter.

Issuer Purchases of Equity Securities

None.

ITEM 6.   [Reserved]

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

When we refer to "we," "us," "our," "PINE," or "the Company," we mean Alpine Income Property Trust, Inc. and its consolidated subsidiaries. References to "Notes to the Financial Statements" refer to the Notes to the Consolidated Financial Statements of Alpine Income Property Trust, Inc. included in Item 8 of this Annual Report on Form 10-K. Also, when the Company uses any of the words "anticipate," "assume," "believe," "estimate," "expect," "intend," or similar expressions, the Company is making forward-looking statements. Although management believes that the expectations reflected in such forward-looking statements are based upon present expectations and reasonable assumptions, the Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that could cause actual results or events to differ materially from those the Company anticipates or projects are described in "Item 1A. Risk Factors" of this Annual Report on Form 10-K. Given these uncertainties, readers are cautioned not to place undue reliance on such statements, which speak only as of the date of this Annual Report on Form 10-K or any document incorporated herein by reference. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report on Form 10-K.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report.

Overview

Alpine Income Property Trust, Inc. is a Maryland corporation that conducts its operations so as to qualify as a REIT for U.S. federal income tax purposes. Substantially all of our operations are conducted through our Operating Partnership.

We seek to acquire, own and operate primarily freestanding, commercial retail real estate properties located in the United States primarily leased pursuant to long-term net leases. We target tenants in industries that we believe are favorably impacted by macroeconomic trends that support consumer spending, stable and growing employment, and positive consumer sentiment, as well as tenants in industries that have demonstrated resistance to the impact of the e-commerce retail sector or who use a physical presence as a component of their omnichannel strategy. We also seek to invest in properties that are net leased to tenants that we believe have attractive credit characteristics, stable operating histories, healthy rent coverage levels, are well-located within their respective markets and/or have rents at-or-below market rent levels. Furthermore, we believe that the size of our company allows us, for at least the near term, to focus our investment activities on the acquisition of single properties or smaller portfolios of properties that represent a transaction size that most of our publicly-traded net lease REIT peers will not pursue on a consistent basis.

The Company operates in two primary business segments: income properties and commercial loans and investments.

The Company has no employees and is externally managed by our Manager, a Delaware limited liability company and a wholly owned subsidiary of CTO. CTO is a Maryland corporation that is a publicly traded diversified REIT and the sole member of our Manager. See Note 19, "Related Party Management Company" in the Notes to the Financial Statements for further discussion of the Company's related party transactions with CTO.

Our strategy for investing in income-producing properties is focused on factors including, but not limited to, long-term real estate fundamentals, including those markets experiencing significant economic growth. We employ a methodology for evaluating targeted investments in income-producing properties which includes an evaluation of: (i) the attributes of the real estate (e.g., location, market demographics, comparable properties in the market, etc.); (ii) an evaluation of the existing tenant(s) (e.g., credit-worthiness, property level sales, tenant rent levels compared to the market, etc.); (iii) other market-specific conditions (e.g., tenant industry, job and population growth in the market, local economy, etc.); and (iv) considerations relating to the Company's business and strategy (e.g., strategic fit of the asset type, property management needs, alignment with the Company's structure, etc.).

During the year ended December 31, 2025, the Company acquired 13 properties for a combined purchase price of $100.6 million. During the year ended December 31, 2025, the Company sold 20 properties for an aggregate sales price of $72.8 million, generating aggregate gains on sale of $2.1 million. The aggregate gains included gains on sale totaling $6.9 million net of losses on sale totaling $4.8 million. The $4.8 million in losses were primarily attributable to the sale of four properties leased to Walgreens for an aggregate $4.3 million loss.

As of December 31, 2025, we owned 127 properties with an aggregate gross leasable area of 4.3 million square feet, located in 32 states, with a weighted average remaining lease term of 8.4 years. Our portfolio was 99.5% occupied as of December 31, 2025.

We also acquire or originate commercial loans and investments associated with real estate located in the United States. Our investments in commercial loans are generally secured by real estate or the borrower's pledge of its ownership interest in an entity that owns real estate. During the year ended December 31, 2025, the Company invested in 12 commercial loans with a total funding commitment of $139.3 million. Additionally, during the year ended December 31, 2025, the Company amended five existing commercial loan investments whereby certain maturity dates were extended and the total face amounts of four loan investments were upsized by an aggregate of $39.7 million. Also during the year ended December 31, 2025, the Company sold a $10.0 million A-1 participation interest in a $29.5 million mortgage note that was initially originated by the Company. As of December 31, 2025, the Company's commercial loan investments portfolio included nine construction loans, six mortgage notes, and three properties acquired pursuant to a sale-leaseback transaction whereby the tenant has a future repurchase right, with an aggregate carrying value of $167.6 million.

Historical Financial Information

The following table summarizes our selected historical financial information for each of the last three fiscal years (in thousands, except per share and dividend data). The selected financial information has been derived from our audited consolidated financial statements.

| | | Year Ended | | | | |
	December 31, 2025		December 31, 2024		December 31, 2023	
Total Revenues	$	60,532	$	52,227	$	45,644
Net Income From Operations	$	13,138	$	14,015	$	13,142
Net Income (Loss)	$	(2,885)	$	2,254	$	3,266
Less: Net Loss (Income) Attributable to Noncontrolling Interest		228		(188)		(349)
Net Income (Loss) Attributable to Alpine Income Property Trust, Inc.		(2,657)		2,066		2,917
Less: Distributions to Preferred Stockholders		(552)		—		—
Net Income (Loss) Attributable to Common Stockholders	$	(3,209)	$	2,066	$	2,917
Net Income (Loss) Attributable to Common Stockholders						
Basic	$	(0.22)	$	0.15	$	0.21
Diluted	$	(0.22)	$	0.14	$	0.19
Dividends Declared and Paid - Preferred Stock	$	0.272	$	-	$	-
Dividends Declared and Paid - Common Stock	$	1.140	$	1.110	$	1.100

Balance Sheet Data (in thousands):

| | | As of December 31, | | |
	2025		2024	
Total Real Estate, at Cost	$	495,766	$	489,867
Real Estate—Net	$	441,320	$	444,017
Assets Held For Sale	$	8,077	$	2,254
Commercial Loans and Investments	$	167,553	$	89,629
Cash and Cash Equivalents and Restricted Cash	$	38,999	$	7,951
Intangible Lease Assets—Net	$	48,925	$	43,925
Straight-Line Rent Adjustment	$	2,092	$	1,485
Other Assets	$	8,908	$	15,734
Total Assets	$	715,874	$	604,995
Accounts Payable, Accrued Expenses, and Other Liabilities	$	7,877	$	8,445
Prepaid Rent and Deferred Revenue	$	14,031	$	2,412
Intangible Lease Liabilities—Net	$	4,971	$	4,774
Obligation Under Participation Agreement	$	10,000	$	11,403
Long-Term Debt	$	377,739	$	301,466
Total Liabilities	$	414,618	$	328,500
Total Equity	$	301,256	$	276,495

Non-GAAP Financial Measures

Our reported results are presented in accordance with GAAP. We also disclose FFO and AFFO, both of which are non-GAAP financial measures. We believe these two non-GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of REITs.

FFO and AFFO do not represent cash generated from operating activities and are not necessarily indicative of cash available to fund cash requirements; accordingly, they should not be considered alternatives to net income or loss or as a performance measure or cash flows from operations as reported on our statement of cash flows as a liquidity measure and should be considered in addition to, and not in lieu of, GAAP financial measures.

We compute FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. NAREIT defines FFO as GAAP net income or loss adjusted to exclude real estate related depreciation and amortization, as well as extraordinary items (as defined by GAAP) such as net gain or loss from sales of depreciable real estate assets, impairment write-downs associated with depreciable real estate assets and impairments associated with the implementation of current expected credit losses on commercial loans and investments at the time of origination, including the pro rata share of such adjustments of unconsolidated subsidiaries. To derive AFFO, we further modify the NAREIT computation of FFO to include other adjustments to GAAP net income or loss related to non-cash revenues and expenses such as loss on extinguishment of debt, amortization of above- and below-market lease related intangibles, straight-line rental revenue, amortization of deferred financing costs, non-cash compensation, and other non-cash adjustments to income or expense. Such items may cause short-term fluctuations in net income or loss but have no impact on operating cash flows or long-term operating performance. We use AFFO as one measure of our performance when we formulate corporate goals.

FFO is used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers primarily because it excludes the effect of real estate depreciation and amortization and net gains or losses on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. We believe that AFFO is an additional useful supplemental measure for investors to consider because it will help them to better assess our operating performance without the distortions created by other non-cash revenues or expenses. FFO and AFFO may not be comparable to similarly titled measures employed by other companies.

Reconciliation of Non-GAAP Measures (in thousands, except share data):

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Net Income (Loss)	$ (2,885)	$ 2,254	$ 3,266
Depreciation and Amortization	27,383	25,594	25,758
Provision for Impairment	7,416	1,693	3,220
Gain on Disposition of Assets	(2,070)	(3,443)	(9,334)
Funds From Operations	$ 29,844	$ 26,098	$ 22,910
Distributions to Preferred Stockholders	(552)	—	—
Funds From Operations Attributable to Common Stockholders	$ 29,292	$ 26,098	$ 22,910
Adjustments:			
Gain on Extinguishment of Debt	—	—	(23)
Amortization of Intangible Assets and Liabilities to Lease Income	(613)	(517)	(417)
Straight-Line Rent Adjustment	(703)	(515)	(402)
Non-Cash Compensation	380	247	318
Amortization of Deferred Financing Costs to Interest Expense	795	720	710
Other Non-Cash Adjustments	222	152	115
Adjusted Funds From Operations Attributable to Common Stockholders	$ 29,373	$ 26,185	$ 23,211
Weighted Average Number of Common Shares:			
Basic	14,328,451	13,858,257	13,925,362
Diluted	15,552,305	15,082,111	15,560,524
Supplemental Disclosure:			
PIK Interest Earned	$ 237	$ —	$ —
PIK Interest Paid	194	—	—
PIK Interest Earned in Excess of Cash Paid	$ 43	$ —	$ —

Other Data (in thousands, except per share data):

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
FFO Attributable to Common Stockholders	$ 29,292	$ 26,098	$ 22,910
FFO Attributable to Common Stockholders per Diluted Share	$ 1.88	$ 1.73	$ 1.47
AFFO Attributable to Common Stockholders	$ 29,373	$ 26,185	$ 23,211
AFFO Attributable to Common Stockholders per Diluted Share	$ 1.89	$ 1.74	$ 1.49

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2025 AND 2024

The following presents the Company's results of operations for the year ended December 31, 2025, as compared to the year ended December 31, 2024 (in thousands):

| | Year Ended | | | |
	December 31, 2025	December 31, 2024	$ Variance	% Variance
Revenues:				
Lease Income	$ 48,657	$ 46,005	$ 2,652	5.8%
Interest Income from Commercial Loans and Investments	11,350	5,761	5,589	97.0%
Other Revenue	525	461	64	13.9%
Total Revenues	60,532	52,227	8,305	15.9%
Operating Expenses:				
Real Estate Expenses	7,956	7,793	163	2.1%
General and Administrative Expenses	6,709	6,575	134	2.0%
Provision for Impairment	7,416	1,693	5,723	338.0%
Depreciation and Amortization	27,383	25,594	1,789	7.0%
Total Operating Expenses	49,464	41,655	7,809	18.7%
Gain on Disposition of Assets	2,070	3,443	(1,373)	(39.9)%
Net Income From Operations	13,138	14,015	(877)	(6.3)%
Investment and Other Income	242	247	(5)	(2.0)%
Interest Expense	(16,265)	(12,008)	(4,257)	(35.5)%
Net Income (Loss)	(2,885)	2,254	(5,139)	(228.0)%
Less: Net Loss (Income) Attributable to Noncontrolling Interest	228	(188)	416	221.3%
Net Income (Loss) Attributable to Alpine Income Property Trust, Inc.	$ (2,657)	$ 2,066	$ (4,723)	(228.6)%
Less: Distributions to Preferred Stockholders	(552)	—	(552)	(100.0)%
Net Income (Loss) Attributable to Common Stockholders	$ (3,209)	$ 2,066	$ (5,275)	(255.3)%

Lease Income and Real Estate Expenses

Revenue from our income properties during the years ended December 31, 2025 and 2024 totaled $48.7 million and $46.0 million, respectively. The increase in lease revenue is reflective of an increase in rents due to the volume of property acquisitions, partially offset by dispositions, as well as certain one-time reduced revenues related to tenant credit loss. The direct costs of revenues for our income properties totaled $8.0 million and $7.8 million during the years ended December 31, 2025 and 2024, respectively. The increase in the direct cost of revenues is reflective of the Company's expanded property portfolio.

Commercial Loans and Investments

Interest income from commercial loans and investments totaled $11.4 million and $5.8 million for the years ended December 31, 2025 and 2024, respectively. The increase in income is attributable to the expanded portfolio of commercial loans and investments, which as December 31, 2025, was comprised of nine construction loans, six mortgage notes, and three properties acquired pursuant to a sale-leaseback transaction whereby the tenant has a future repurchase right. As of December 31, 2024, the Company's portfolio of commercial loans and investments was comprised of five construction loans, one mortgage note, and three properties acquired pursuant to a sale-leaseback transaction whereby the tenant has a future repurchase right.

Other Revenue

Other revenue totaled $0.5 million for each of the years ended December 31, 2025 and 2024. The revenue is attributable to fees earned from a revenue sharing agreement the Company entered into with CTO as further described in Note 19, "Related Party Management Company" in the Notes to the Financial Statements.

General and Administrative Expenses

The following table represents the Company's general and administrative expenses for the year ended December 31, 2025 as compared to the year ended December 31, 2024 (in thousands):

	December 31, 2025	December 31, 2024	$ Variance	% Variance
Management Fee to Manager	$ 4,420	$ 4,241	$ 179	4.2%
Director Stock Compensation Expense	510	304	206	67.8%
Director & Officer Insurance Expense	271	218	53	24.3%
Additional General and Administrative Expense	1,508	1,812	(304)	(16.8)%
Total General and Administrative Expenses	$ 6,709	$ 6,575	$ 134	2.0%

General and administrative expenses totaled $6.7 million and $6.6 million during the years ended December 31, 2025 and 2024, respectively. The $0.1 million increase is primarily attributable to a $0.2 million increase in management fee expense due to an increase in the weighted average of the Company's equity base and a $0.2 million increase in director stock compensation, partially offset by a $0.1 million decrease in corporate legal and consulting fees and a $0.2 million decrease in state tax expenses.

Provision for Impairment

During the year ended December 31, 2025, the Company recorded a $7.4 million impairment charge of which $0.8 million represents the current expected credit losses ("CECL") reserve related to our commercial loans and investments and $6.6 million represents the provision for losses related to our income properties as further described in Note 7, "Provision for Impairment" in the Notes to the Financial Statements. During the year ended December 31, 2024, the Company recorded a $1.7 million impairment charge of which $0.6 million represents the CECL reserve related to our commercial loans and investments and $1.1 million represents the provision for losses related to our income properties as further described in Note 7, "Provision for Impairment" in the Notes to the Financial Statements.

Depreciation and Amortization

Depreciation and amortization expense totaled $27.4 million and $25.6 million during the years ended December 31, 2025 and 2024, respectively. The $1.8 million increase in the depreciation and amortization expense is reflective of the Company's change in portfolio as well as the timing of acquisitions versus dispositions.

Gain on Disposition of Assets

During the year ended December 31, 2025, the Company sold 20 properties for an aggregate sales price of $72.8 million, generating aggregate gains on sale of $2.1 million. The aggregate 2025 gains included gains on sale totaling $6.9 million net of losses on sale totaling $4.8 million. The $4.8 million in losses were primarily attributable to the sale of four properties leased to Walgreens for an aggregate $4.3 million loss. During the year ended December 31, 2024, the Company sold 15 properties for an aggregate sales price of $62.0 million, generating aggregate gains on sale of $3.4 million. The aggregate 2024 gains included gains on sale totaling $5.1 million net of losses on sale totaling $1.7 million. The $1.7 million in losses were primarily attributable to the sale of two properties formerly leased to convenience stores and one property leased to Walgreens, for an aggregate $1.1 million loss.

Investment and Other Income

Investment and other income totaled $0.2 million during each of the years ended December 31, 2025 and 2024.

Interest Expense

Interest expense totaled $16.3 million and $12.0 million during the years ended December 31, 2025 and 2024, respectively. The $4.3 million increase in interest expense is attributable to the higher average outstanding balance on the Company's Credit Facility as well as an increase in the fixed interest rate for the 2027 Term Loan effective in November of 2024. The overall increase in the Company's long-term debt was primarily utilized to fund the acquisition of properties and commercial loans and investments during 2025.

Net Income (Loss)

Net loss totaled $2.9 million and net income totaled $2.3 million during the years ended December 31, 2025 and 2024, respectively. The decrease in net income is attributable to the factors described above, most notably to the $5.7 million increase in provision for impairment.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2024 AND 2023

The following presents the Company's results of operations for the year ended December 31, 2024, as compared to the year ended December 31, 2023 (in thousands):

| | Year Ended | | | |
	December 31, 2024	December 31, 2023	$ Variance	% Variance
Revenues:				
Lease Income	$ 46,005	$ 44,967	$ 1,038	2.3%
Interest Income from Commercial Loans and Investments	5,761	637	5,124	804.4%
Other Revenue	461	40	421	1052.5%
Total Revenues	52,227	45,644	6,583	14.4%
Operating Expenses:				
Real Estate Expenses	7,793	6,580	1,213	18.4%
General and Administrative Expenses	6,575	6,301	274	4.3%
Provision for Impairment	1,693	3,220	(1,527)	(47.4)%
Depreciation and Amortization	25,594	25,758	(164)	(0.6)%
Total Operating Expenses	41,655	41,859	(204)	(0.5)%
Gain on Disposition of Assets	3,443	9,334	(5,891)	(63.1)%
Gain on Extinguishment of Debt	—	23	(23)	(100.0)%
Net Income From Operations	14,015	13,142	873	6.6%
Investment and Other Income	247	289	(42)	(14.5)%
Interest Expense	(12,008)	(10,165)	(1,843)	(18.1)%
Net Income	2,254	3,266	(1,012)	(31.0)%
Less: Net Income Attributable to Noncontrolling Interest	(188)	(349)	161	46.1%
Net Income Attributable to Alpine Income Property Trust, Inc.	$ 2,066	$ 2,917	$ (851)	(29.2)%

Lease Income and Real Estate Expenses

Revenue from our income properties during the years ended December 31, 2024 and 2023 totaled $46.0 million and $45.0 million, respectively. The increase in revenues is reflective of the Company's volume of acquisitions, partially offset by dispositions, as well as certain one-time reduced revenues related to tenant credit loss and bankruptcy. The direct costs of revenues for our income properties totaled $7.8 million and $6.6 million during the years ended December 31, 2024 and 2023, respectively. The $1.2 million increase in the direct cost of revenues is reflective of a portion of portfolio expenses being non-recoverable pursuant to tenant leases.

Commercial Loans and Investments

Interest income from commercial loans and investments totaled $5.8 million and $0.6 million for the years ended December 31, 2024 and 2023, respectively. The increase in income is attributable to the expanded portfolio of commercial loans and investments, which as December 31, 2024, was comprised of five construction loans, one mortgage note, and three properties acquired pursuant to a sale-leaseback transaction whereby the tenant has a future repurchase right. As of December 31, 2023, the Company's portfolio of commercial loans and investments was comprised of two construction loans and one mortgage note.

Other Revenue

Other revenue totaled $0.5 million and less than $0.1 million for the years ended December 31, 2024 and 2023, respectively. The revenue is attributable to fees earned from a revenue sharing agreement the Company entered into with CTO as further described in Note 19, "Related Party Management Company" in the Notes to the Financial Statements. The increase is attributable to the year ended December 31, 2024 being the first full year the revenue sharing agreement was in effect.

General and Administrative Expenses

The following table represents the Company's general and administrative expenses for the year ended December 31, 2024 as compared to the year ended December 31, 2023 (in thousands):

	December 31, 2024	December 31, 2023	$ Variance	% Variance
Management Fee to Manager	$ 4,241	$ 4,356	$ (115)	(2.6)%
Director Stock Compensation Expense	304	318	(14)	(4.4)%
Director & Officer Insurance Expense	218	247	(29)	(11.7)%
Additional General and Administrative Expense	1,812	1,380	432	31.3%
Total General and Administrative Expenses	$ 6,575	$ 6,301	$ 274	4.3%

General and administrative expenses totaled $6.6 million and $6.3 million during the years ended December 31, 2024 and 2023, respectively. The $0.3 million increase is primarily attributable to a $0.2 million increase in corporate legal and consulting fees and a $0.1 million increase in state tax expenses, partially offset by a $0.1 million decrease in management fee expense due to a decrease in the weighted average of the Company's equity base.

Provision for Impairment

During the year ended December 31, 2024, the Company recorded a $1.7 million impairment charge of which $0.6 million represents the CECL reserve related to our commercial loans and investments and $1.1 million represents the provision for losses related to our income properties as further described in Note 7, "Provision for Impairment" in the Notes to the Financial Statements. During the year ended December 31, 2023, the Company recorded a $3.2 million impairment charge of which $0.3 million represents the CECL reserve related to our commercial loans and investments and $2.9 million represents the provision for losses related to our income properties as further described in Note 7, "Provision for Impairment" in the Notes to the Financial Statements.

Depreciation and Amortization

Depreciation and amortization expense totaled $25.6 million and $25.8 million during the years ended December 31, 2024 and 2023, respectively. The $0.2 million decrease in the depreciation and amortization expense is reflective of the Company's change in portfolio as well as the timing of acquisitions versus dispositions.

Gain on Disposition of Assets

During the year ended December 31, 2024, the Company sold 15 properties for an aggregate sales price of $62.0 million, generating aggregate gains on sale of $3.4 million. The aggregate 2024 gains included gains on sale totaling $5.1 million net of losses on sale totaling $1.7 million. The $1.7 million in losses were primarily attributable to the sale of two properties formerly leased to convenience stores and one property leased to Walgreens, for an aggregate $1.1 million loss. During the year ended December 31, 2023, the Company sold 24 properties for an aggregate sales price of $108.3 million, generating aggregate gains on sale of $9.3 million.

Investment and Other Income

Investment and other income totaled $0.2 million and $0.3 million during the years ended December 31, 2024 and 2023, respectively. The decrease is attributable to lower interest rates on bank deposits.

Interest Expense

Interest expense totaled $12.0 million and $10.2 million during the years ended December 31, 2024 and 2023, respectively. The $1.8 million increase in interest expense is attributable to the higher average outstanding debt balance for increased interest expense of $1.2 million as well as $0.6 million of interest expense resulting from the sale of participation interest in the Company's $23.4 million Mortgage Note as defined and further described in Note 4, "Commercial Loans and Investments" in the Notes to the Financial Statements. The overall increase in the Company's long-term debt was primarily utilized to fund the acquisition of properties and commercial loans and investments during 2024.

Net Income

Net income totaled $2.3 million and $3.3 million during the years ended December 31, 2024 and 2023, respectively. The decrease in net income is attributable to the factors described above, most significantly to the $5.9 million decrease in gain on disposition of assets during the year ended December 31, 2024. The decreased gain on disposition of assets is the result of reduced disposition activity during the year ended December 31, 2024 as compared to 2023.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents and Restricted Cash. Cash totaled $39.0 million at December 31, 2025, including restricted cash of $34.4 million. See Note 2 "Summary of Significant Accounting Policies" under the heading Restricted Cash in the Notes to the Financial Statements for the Company's disclosure related to its restricted cash balance at December 31, 2025.

Our net cash provided by our operating activities totaled $25.8 million and $23.4 million during the years ended December 31, 2025 and 2024, respectively. The primary component of the increase in operating cash flows is due to the increase in our commercial loan investment portfolio revenue.

Our net cash used in investing activities totaled $103.9 million for the year ended December 31, 2025, compared to net cash used in investing activities of $55.7 million for the year ended December 31, 2024, an increase in cash outflows of $48.2 million. The increase in net cash used in investing activities of $48.2 million is primarily related to a net $25.0 million increase in acquisitions versus dispositions during the year ended December 31, 2025, in addition to a net $36.1 million increase related to investments in the Company's commercial loans and investment portfolio. The Company also received cash totaling $15.0 million and $2.2 million during the years ended December 31, 2025 and 2024, respectively, for commercial loan reserves that are classified as restricted cash when received.

Our net cash provided by financing activities totaled $109.2 million for the year ended December 31, 2025, compared to net cash provided by financing activities of $26.5 million for the year ended December 31, 2024, for an increase in cash inflows from financing activities of $82.7 million. The increase of $82.7 million is primarily related to a $50.5 million increase in net proceeds from long-term debt during the year ended December 31, 2025 as well as $48.1 million proceeds received from sales of Series A Preferred Stock, partially offset by $6.3 million less proceeds received from sales of stock under the Company's "at-the-market" equity offering programs and an $8.0 million increase in cash used to repurchase the Company's common stock during the year ended December 31, 2025.

Long-Term Debt. At December 31, 2025, the commitment level under the Credit Facility was $250.0 million and the Company had an outstanding balance of $178.0 million. The available borrowing capacity, subject to borrowing base restrictions, was $40.6 million as of December 31, 2025. The Company also had $200.0 million in term loans outstanding as of December 31, 2025. See Note 13, "Long-Term Debt" in the Notes to the Financial Statements for the Company's disclosure related to its long-term debt balance at December 31, 2025.

Acquisitions and Investments. As noted previously, the Company acquired 13 properties during the year ended December 31, 2025, for an aggregate purchase price of $100.6 million, as further described in Note 3 "Property Portfolio" in the Notes to the Financial Statements. The Company also invested in 12 commercial loans with a total funding commitment of $139.3 million during the year ended December 31, 2025. Additionally, during the year ended December 31, 2025, the Company amended five existing commercial loan investments whereby certain maturity dates were extended and the total face amounts of four loan investments were upsized by an aggregate of $39.7 million. As of December 31, 2025, the Company's commercial loan investments portfolio included nine construction loans, six mortgage notes, and three properties acquired pursuant to a sale-leaseback transaction whereby the tenant has a future repurchase right, with an aggregate carrying value of $167.6 million. See Note 4, "Commercial Loans and Investments" in the Notes to the Financial Statements for additional disclosures related to the Company's commercial loans and investments as of December 31, 2025.

Dispositions. During the year ended December 31, 2025, the Company sold 20 properties for a total sales price of $72.8 million, generating aggregate gains on sale of $2.1 million, as further described in Note 3 "Property Portfolio" in the Notes to the Financial Statements. Also during the year ended December 31, 2025, the Company sold a $10.0 million A-1 participation interest in the Company's initial $29.5 million mortgage note. See Note 4, "Commercial Loans and Investments" in the Notes to the Financial Statements for additional disclosures related to the Company's commercial loans and investments as of December 31, 2025.

Capital Expenditures. As of December 31, 2025, the Company has committed to fund certain capital improvements related to several properties, which include tenant improvements, landlord work, leasing commissions, and other capital improvements. As of December 31, 2025, the commitments totaled $2.6 million, of which $2.2 million has been paid, leaving a remaining commitment of $0.4 million. The improvements are generally expected to be completed within 12 months of December 31, 2025. Pursuant to a certain lease agreements executed during the year ended December 31, 2025, the Company is committed to funding $0.3 million in tenant improvements.

The Company is committed to fund nine construction loans as described in Note 4, "Commercial Loans and Investments" in the Notes to the Financial Statements. The unfunded portion of the construction loans totaled $45.7 million as of December 31, 2025.

The Company is contractually obligated under its various long-term debt agreements. In the aggregate, the Company is obligated under such agreements to repay $278.0 million on a long-term basis, to be repaid in excess of one year, with $100.0 million due within one year.

We believe we will have sufficient liquidity to fund our operations, capital requirements, maintenance, and debt service requirements over the next twelve months and into the foreseeable future, with cash on hand, cash flow from our operations, proceeds from the completion of the sales of assets utilizing the reverse like-kind 1031 exchange structure, $79.9 million of availability under the 2022 ATM Program, $32.9 million of availability under the 2025 Preferred Stock ATM Program, and $40.6 million of available capacity on the existing $250.0 million Credit Facility, as of December 31, 2025.

The Board and management consistently review the allocation of capital with the goal of providing the best long-term return for our stockholders. These reviews consider various alternatives, including increasing or decreasing regular dividends, repurchasing the Company's securities, and retaining funds for reinvestment. Annually, the Board reviews our business plan and corporate strategies, and makes adjustments as circumstances warrant. Management's focus is to continue our strategy of investing in net leased properties and commercial loans and investments by utilizing the capital we raise and available borrowing capacity from the Credit Facility to increase our portfolio of income-producing properties and commercial loan and investments portfolio, providing stabilized cash flows with strong risk-adjusted returns primarily in larger metropolitan areas and growth markets.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates include those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the Company's financial condition or results of operations. Our most significant estimate is as follows:

Purchase Accounting for Acquisitions of Real Estate Subject to a Lease. As required by GAAP, the fair value of the real estate acquired with in-place leases is allocated to the acquired tangible assets, consisting of land, building and tenant improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, the value of in-place leases, and the value of leasing costs, based in each case on their relative fair values. In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded as other assets or liabilities based on the present value. The assumptions underlying the allocation of relative fair values are based on market information including, but not limited to: (i) the estimate of replacement cost of improvements under the cost approach, (ii) the estimate of land values based on comparable sales under the sales comparison approach, and (iii) the estimate of future benefits determined by either a reasonable rate of return over a single year's net cash flow, or a forecast of net cash flows projected over a reasonable investment horizon under the income capitalization approach. The underlying assumptions are subject to uncertainty and thus any changes to the allocation of fair value to each of the various line items within the Company's consolidated balance sheets could have an impact on the Company's financial condition as well as results of operations due to resulting changes in depreciation and amortization as a result of the fair value allocation. The acquisitions of real estate subject to this estimate totaled 13 properties for a combined purchase price of $100.6 million, or an aggregate acquisition cost of $101.3 million, for the year ended December 31, 2025 and 9 properties for a combined purchase price of $72.2 million for the year ended December 31, 2024.

See Note 2, "Summary of Significant Accounting Policies" in the Notes to the Financial Statements for further discussion of the Company's accounting estimates and policies.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company as defined in Rule 12b-2 under the Exchange Act. As a result, pursuant to Item 305(e) of Regulation S-K, we are not required to provide the information required by this Item.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Company's Consolidated Financial Statements appear beginning on page F-1 of this report. See Item 15 of this report.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with our accountants on accounting and financial disclosures.

ITEM 9A. CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, an evaluation, as required by rules 13(a)-15 and 15(d)-15 of the Exchange Act was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act). Based on that evaluation, the CEO and CFO have concluded that the design and operation of the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and our CFO, we evaluated the effectiveness of our internal control over financial reporting using the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION

As previously disclosed, the Company, as parent guarantor, the Operating Partnership, as borrower (the "Borrower"), and certain subsidiaries of the Borrower, previously entered into a Credit Agreement, dated as of May 21, 2021, with Truist Bank, N.A., as administrative agent ("Truist"), and certain other lenders named therein (as amended prior to February 4, 2026, the "Original Credit Agreement").

On February 4, 2026, the Company, the Borrower, and certain subsidiaries of the Borrower entered into an Amended and Restated Credit Agreement with Truist and certain other lenders named therein to amend and restate the Original Credit Agreement in its entirety (the "Amended and Restated Credit Agreement"). The Amended and Restated Credit Agreement provides for a $250,000,000 senior unsecured revolving credit facility (the "Revolving Facility"), a $100,000,000 senior unsecured term loan credit facility maturing in 2029 (the "2029 Term Loan Facility"), and a $100,000,000 senior unsecured term loan credit facility maturing in 2031 (the "2031 Term Loan Facility" and, together with the Revolving Facility and the 2029 Term Loan Facility, the "Facilities"), subject to extensions of the maturity dates and an increase in the aggregate amount of the Facilities up to an aggregate commitment of $750,000,000 in accordance with the terms of the Amended and Restated Credit Agreement.

The Facilities were provided by a syndicate of banks led by Truist as administrative agent. Additional participating banks include KeyBank National Association, The Huntington National Bank, Regions Bank, Raymond James Bank, PNC Bank, National Association, Synovus Bank, and Stifel Bank & Trust.

Borrowings under the Amended and Restated Credit Agreement bear interest at a rate equal to either (i) the Applicable Margin plus the Base Rate (each as defined in the Amended and Restated Credit Agreement), (ii) the Applicable Margin plus Daily Simple SOFR (as defined in the Amended and Restated Credit Agreement) or (iii) the Applicable Margin plus Term SOFR (as defined in the Amended and Restated Credit Agreement).

The Company is subject to customary restrictive covenants under the Amended and Restated Credit Agreement, including, but not limited to, limitations on the Company's ability to: (i) incur indebtedness; (ii) make certain investments; (iii) incur certain liens; (iv) engage in certain affiliate transactions; and (v) engage in certain major transactions such as mergers. In addition, the Company is subject to various financial maintenance covenants as described in the Amended and Restated Credit Agreement.

The foregoing description of the Amended and Restated Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Amended and Restated Credit Amendment, a copy of which is filed as exhibit 10.16 to this Annual Report on Form 10-K.

On February 4, 2026, in connection with the Borrower's entry into the Amended and Restated Credit Agreement, the Borrower repaid all obligations outstanding under the Amended and Restated Credit Agreement, dated as of September 30, 2022, among the Company, as parent guarantor, the Borrower, certain subsidiaries of the Borrower, KeyBank National Association, as administrative agent, and certain other lenders named therein (as amended, the "Prior Credit Agreement"). As a result, the Prior Credit Agreement was terminated and the obligations thereunder were discharged.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required to be set forth herein will be included in the Company's definitive proxy statement for its 2026 annual stockholders' meeting to be filed with the SEC within 120 days after the end of the registrant's fiscal year ended December 31, 2025 (the "Proxy Statement"), which sections are incorporated herein by reference.

ITEM 11.　　EXECUTIVE COMPENSATION

We are externally managed by our Manager and as such the Company does not incur compensation costs affiliated with our executive officers. Any additional information required to be set forth herein will be included in the Proxy Statement, which sections are incorporated herein by reference.

ITEM 12.　　SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required to be set forth herein will be included in the Proxy Statement, which sections are incorporated herein by reference.

ITEM 13.　　CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required to be set forth herein will be included in the Proxy Statement, which sections are incorporated herein by reference.

ITEM 14.　　PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required to be set forth herein will be included in the Proxy Statement, which section is incorporated herein by reference.

PART IV

ITEM 15.　　EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

1. FINANCIAL STATEMENTS

The following financial statements are filed as part of this report:

2. FINANCIAL STATEMENT SCHEDULES

Schedules are omitted because of the absence of conditions under which they are required, materiality, or because the required information is given in the financial statements or notes thereof.

3. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of Alpine Income Property Trust, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 3, 2019).
3.2	Third Amended and Restated Bylaws of Alpine Income Property Trust, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on February 3, 2023).
3.3	Articles Supplementary, designating Alpine Income Property Trust, Inc.'s 8.00% Series A Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form 8-A filed on November 10, 2025).
3.4	Articles Supplementary, classifying and designating 1,458,334 additional shares of Alpine Income Property Trust, Inc.'s 8.00% Series A Cumulative Redeemable Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 5, 2025).
4.1	Description of the Registrant's Securities. †
4.2	Specimen Common Stock Certificate of Alpine Income Property Trust, Inc. (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-11/A (File No. 333-234304) filed with the Commission on October 29, 2019).
10.1	Stock Purchase Agreement, dated November 21, 2019, between Alpine Income Property Trust, Inc. and Consolidated-Tomoka Land Co. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 3, 2019).
10.2	Registration Rights Agreement, dated November 26, 2019, between Alpine Income Property Trust, Inc. and Consolidated-Tomoka Land Co. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 3, 2019).
10.3	Amended and Restated Agreement of Limited Partnership, dated November 26, 2019, among Alpine Income Property GP, LLC, Alpine Income Property Trust, Inc., Consolidated-Tomoka Land Co. and Indigo Group Ltd. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 3, 2019).
10.4	Tax Protection Agreement, dated November 26, 2019, among Alpine Income Property Trust, Inc., Alpine Income Property OP, LP, Consolidated-Tomoka Land Co. and Indigo Group Ltd. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 3, 2019).
10.5	Management Agreement, dated November 26, 2019, among Alpine Income Property Trust, Inc., Alpine Income Property OP, LP and Alpine Income Property Manager, LLC (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on December 3, 2019).
10.6	Exclusivity and Right of First Offer Agreement, dated November 26, 2019, between Consolidated-Tomoka Land Co. and Alpine Income Property Trust, Inc. (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on December 3, 2019).
10.7	Indemnification Agreement, dated November 21, 2019, between Alpine Income Property Trust, Inc. and John P. Albright (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed on December 3, 2019).*
10.8	Indemnification Agreement, dated November 21, 2019, between Alpine Income Property Trust, Inc. and Steven R. Greathouse (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed on December 3, 2019).*

10.9	Indemnification Agreement, dated November 21, 2019, between Alpine Income Property Trust, Inc. and Daniel E. Smith (incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed on December 3, 2019).*
10.10	Indemnification Agreement, dated November 21, 2019, between Alpine Income Property Trust, Inc. and M. Carson Good (incorporated by reference to Exhibit 10.13 to the Company's Current Report on Form 8-K filed on December 3, 2019).*
10.11	Indemnification Agreement, dated November 21, 2019, between Alpine Income Property Trust, Inc. and Andrew C. Richardson (incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K filed on December 3, 2019).*
10.12	Indemnification Agreement, dated February 10, 2021, between Alpine Income Property Trust, Inc. and Rachel E. Wein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 11, 2021).*
10.13	Alpine Income Property Trust, Inc. 2019 Individual Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8 (File No. 333-235256) filed on November 25, 2019).*
10.14	Alpine Income Property Trust, Inc. 2019 Manager Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company's Current Report on Form 8-K filed on December 3, 2019).*
10.15	Form of Non-Employee Director Restricted Stock Award Agreement under the Alpine Income Property Trust, Inc. 2019 Individual Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-11/A (File No. 333-234304) filed with the Commission on November 7, 2019).*
10.16	Amended and Restated Credit Agreement, dated as of February 4, 2026, among Alpine Income Property, OP, LP, Alpine Income Property Trust, Inc., the other Guarantors from time to time parties thereto, Truist Bank, N.A., and certain other lenders named therein. †
10.17	Amendment No. 1 to Management Agreement dated July 18, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 19, 2024).
10.18	Indemnification Agreement, dated November 8, 2024, between Alpine Income Property Trust, Inc. and Brenna A. Wadleigh (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8 K filed on November 13, 2024).*
10.19	Indemnification Agreement, dated February 6, 2025, between Alpine Income Property Trust, Inc. and Philip R. Mays (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K filed on February 6, 2025).*
10.20	Indemnification Agreement, dated February 6, 2025, between Alpine Income Property Trust, Inc. and Lisa M. Vorakoun (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K filed on February 6, 2025).*
10.21	First Amendment to Amended and Restated Agreement of Limited Partnership of Alpine Income Property OP, LP, dated as of November 10, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 10, 2025).
10.22	Waiver Letter, dated as of November 5, 2025 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 10, 2025).
10.23	Second Amendment to Amended and Restated Agreement of Limited Partnership of Alpine Income Property OP, LP, dated as of December 5, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 5, 2025).
10.24	Waiver Letter, dated as of December 5, 2025 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 5, 2025).
19.1	Insider Trading Policy. †

21.1   List of Subsidiaries of the Registrant. †

23.1   Consent of Grant Thornton LLP. †

31.1   Certificate of John P. Albright, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. †

31.2   Certificate of Philip R. Mays, Senior Vice President, Chief Financial Officer and Treasurer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. †

32.1   Certificate of John P. Albright, President and Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ††

32.2   Certificate of Philip R. Mays, Senior Vice President, Chief Financial Officer and Treasurer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. ††

97.1   Policy Relating to Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on February 8, 2024). *

101   Inline XBRL Document Set for the consolidated financial statements and accompanying notes beginning on page F-1 of this Annual Report on Form 10-K. †

104   Inline XBRL for the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set. †

---

† Filed Herewith
†† Furnished Herewith
* Management Contract or Compensatory Plan or Arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPINE INCOME PROPERTY TRUST, INC.

Date: February 5, 2026
By: /S/   JOHN P. ALBRIGHT
John P. Albright
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

February 5, 2026	President and Chief Executive Officer (Principal Executive Officer), and Director	/S/ JOHN P. ALBRIGHT **John P. Albright**
February 5, 2026	Senior Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer)	/S/ PHILIP R. MAYS **Philip R. Mays**
February 5, 2026	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	/S/ LISA M. VORAKOUN **Lisa M. Vorakoun**
February 5, 2026	Chairman of the Board, Director	/S/ ANDREW C. RICHARDSON **Andrew C. Richardson**
February 5, 2026	Director	/S/ M. CARSON GOOD **M. Carson Good**
February 5, 2026	Director	/S/ BRENNA A. WADLEIGH **Brenna A. Wadleigh**
February 5, 2026	Director	/S/ RACHEL E. WEIN **Rachel E. Wein**

(This page has been left blank intentionally.)

ALPINE INCOME PROPERTY TRUST, INC.
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Alpine Income Property Trust, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Alpine Income Property Trust, Inc. (a Maryland corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair value of real estate acquired with in-place leases

As described further in Note 3 to the consolidated financial statements, during the year ended December 31, 2025, the Company acquired 13 properties subject to purchase accounting for acquisitions subject to a lease, for a combined purchase price of $100.6 million, or a total cost of $101.3 million including capitalized acquisition costs. As further described in

Note 2 to the consolidated financial statements, the fair value of the real estate acquired with in-place leases is allocated to the acquired tangible assets, consisting of land, building and tenant improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, the value of in-place leases, and the value of leasing costs, based in each case on their relative fair values. We identified the evaluation of the fair value of real estate acquired with in-place leases as a critical audit matter.

The principal consideration for our determination that evaluation of the fair value of real estate acquired with in-place leases is a critical audit matter is that auditing the estimates of fair values of the acquired tangible assets and identified intangible assets and liabilities is complex due to the significant assumptions being sensitive to changes, including discount rates, terminal rates, and market rent rates that can be impacted by expectations about future market or economic conditions.

Our audit procedures related to the evaluation of the fair value of real estate acquired with in-place leases included the following, among others.

- We evaluated the design of the key controls related to the Company's process to account for real estate acquisitions with in-place leases, including those addressing the development of the significant assumptions, including discount rates, terminal rates and market rent rates

- We involved internal valuation professionals who assisted in comparing the discount rates, terminal rates, and market rental rates to independently developed ranges.

/s/ Grant Thornton LLP

We have served as the Company's auditor since 2019.

Charlotte, North Carolina
February 5, 2026

ALPINE INCOME PROPERTY TRUST, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		As of		
		December 31, 2025		December 31, 2024
ASSETS				
Real Estate:				
Land, at Cost	$	151,628	$	147,912
Building and Improvements, at Cost		344,138		341,955
Total Real Estate, at Cost		495,766		489,867
Less, Accumulated Depreciation		(54,446)		(45,850)
Real Estate—Net		441,320		444,017
Assets Held for Sale		8,077		2,254
Commercial Loans and Investments		167,553		89,629
Cash and Cash Equivalents		4,589		1,578
Restricted Cash		34,410		6,373
Intangible Lease Assets—Net		48,925		43,925
Straight-Line Rent Adjustment		2,092		1,485
Other Assets		8,908		15,734
Total Assets	$	715,874	$	604,995
LIABILITIES AND EQUITY				
Liabilities:				
Accounts Payable, Accrued Expenses, and Other Liabilities	$	7,877	$	8,445
Prepaid Rent and Deferred Revenue		14,031		2,412
Intangible Lease Liabilities—Net		4,971		4,774
Obligation Under Participation Agreement		10,000		11,403
Long-Term Debt—Net		377,739		301,466
Total Liabilities		414,618		328,500
Commitments and Contingencies—See Note 20				
Equity:				
Preferred Stock, $0.01 par value per share, 100 million shares authorized, $0.01 par value, 8.00% Series A Cumulative Redeemable Preferred Stock, $25.00 Per Share Liquidation Preference, 2,083,328 shares issued and outstanding as of December 31, 2025 and no shares issued and outstanding as of December 31, 2024		21		—
Common Stock, $0.01 par value per share, 500 million shares authorized, 14,783,419 shares issued and outstanding as of December 31, 2025 and 14,691,982 shares issued and outstanding as of December 31, 2024		148		147
Additional Paid-in Capital		313,690		261,831
Dividends in Excess of Net Income		(35,276)		(15,722)
Accumulated Other Comprehensive Income		1,293		6,771
Stockholders' Equity		279,876		253,027
Noncontrolling Interest		21,380		23,468
Total Equity		301,256		276,495
Total Liabilities and Equity	$	715,874	$	604,995

The accompanying notes are an integral part of these consolidated financial statements.

ALPINE INCOME PROPERTY TRUST, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

| | Year Ended | | |
	December 31, 2025	December 31, 2024	December 31, 2023
Revenues:			
Lease Income	$ 48,657	$ 46,005	$ 44,967
Interest Income from Commercial Loans and Investments	11,350	5,761	637
Other Revenue	525	461	40
Total Revenues	60,532	52,227	45,644
Operating Expenses:			
Real Estate Expenses	7,956	7,793	6,580
General and Administrative Expenses	6,709	6,575	6,301
Provision for Impairment	7,416	1,693	3,220
Depreciation and Amortization	27,383	25,594	25,758
Total Operating Expenses	49,464	41,655	41,859
Gain on Disposition of Assets	2,070	3,443	9,334
Gain on Extinguishment of Debt	—	—	23
Net Income From Operations	13,138	14,015	13,142
Investment and Other Income	242	247	289
Interest Expense	(16,265)	(12,008)	(10,165)
Net Income (Loss)	(2,885)	2,254	3,266
Less: Net Loss (Income) Attributable to Noncontrolling Interest	228	(188)	(349)
Net Income (Loss) Attributable to Alpine Income Property Trust, Inc.	(2,657)	2,066	2,917
Less: Distributions to Preferred Stockholders	(552)	—	—
Net Income (Loss) Attributable to Common Stockholders	$ (3,209)	$ 2,066	$ 2,917

Per Common Share Data:

Net Income (Loss) Attributable to Common Stockholders			
Basic	$ (0.22)	$ 0.15	$ 0.21
Diluted	$ (0.22)	$ 0.14	$ 0.19
Weighted Average Number of Common Shares:			
Basic	14,328,451	13,858,257	13,925,362
Diluted	15,552,305	15,082,111	15,560,524

The accompanying notes are an integral part of these consolidated financial statements.

ALPINE INCOME PROPERTY TRUST, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Net Income (Loss).	$ (2,885)	$ 2,254	$ 3,266
Other Comprehensive Loss			
Cash Flow Hedging Derivative - Interest Rate Swaps.	(5,944)	(2,736)	(3,778)
Total Other Comprehensive Loss.	(5,944)	(2,736)	(3,778)
Total Comprehensive Loss	(8,829)	(482)	(512)
Less: Comprehensive Loss Attributable to Noncontrolling Interest			
Net Loss (Income) Attributable to Noncontrolling Interest	228	(188)	(349)
Other Comprehensive Loss (Income) Attributable to Noncontrolling Interest [1]	466	232	(1,548)
Comprehensive Loss (Income) Attributable to Noncontrolling Interest	694	44	(1,897)
Comprehensive Loss Attributable to Alpine Income Property Trust, Inc..	$ (8,135)	$ (438)	$ (2,409)

---

[1] For the year ended December 31, 2023, the $1.5 million of other comprehensive income attributable to the noncontrolling interest includes approximately $1.8 million of other comprehensive income which represents the cumulative amount that should have been attributed to the noncontrolling interest through December 31, 2022.

The accompanying notes are an integral part of these consolidated financial statements.

ALPINE INCOME PROPERTY TRUST, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except per share data)

	Preferred Stock at Par	Common Stock at Par	Additional Paid-in Capital	Retained Earnings (Dividends in Excess of Net Income)	Accumulated Other Comprehensive Income	Stockholders' Equity	Noncontrolling Interest	Total Equity
Balance January 1, 2023	$ —	$ 134	$ 236,841	$ 10,042	$ 14,601	$ 261,618	$ 33,757	$ 295,375
Net Income	—	—	—	2,917	—	2,917	349	3,266
Operating Partnership Unit Redemptions	—	5	9,036	—	—	9,041	(9,041)	—
Common Stock Repurchases	—	(9)	(14,607)	—	—	(14,616)	—	(14,616)
Common Stock Issuances to Directors	—	—	303	—	—	303	—	303
Stock Issuances, Net of Equity Issuance Costs	—	7	12,117	—	—	12,124	—	12,124
Common Stock Dividends ($1.100 per share)	—	—	—	(15,318)	—	(15,318)	(1,743)	(17,061)
Other Comprehensive Income (Loss)	—	—	—	—	(5,326)	(5,326)	1,548	(3,778)
Balance December 31, 2023	—	137	243,690	(2,359)	9,275	250,743	24,870	275,613
Net Income	—	—	—	2,066	—	2,066	188	2,254
Common Stock Repurchases	—	(1)	(774)	—	—	(775)	—	(775)
Common Stock Issuances to Directors	—	—	317	—	—	317	—	317
Stock Issuances, Net of Equity Issuance Costs	—	11	18,598	—	—	18,609	—	18,609
Common Stock Dividends ($1.110 per share)	—	—	—	(15,429)	—	(15,429)	(1,358)	(16,787)
Other Comprehensive Income (Loss)	—	—	—	—	(2,504)	(2,504)	(232)	(2,736)
Balance December 31, 2024	—	147	261,831	(15,722)	6,771	253,027	23,468	276,495
Net Loss	—	—	—	(2,657)	—	(2,657)	(228)	(2,885)
Common Stock Repurchases	—	(5)	(8,793)	—	—	(8,798)	—	(8,798)
Common Stock Issuances to Directors	—	—	290	—	—	290	—	290
Issuance of Preferred Stock, Net of Underwriting Discount and Expenses	20	—	48,107	—	—	48,127	—	48,127
Stock Issuances, Net of Equity Issuance Costs	1	6	12,255	—	—	12,262	—	12,262
Preferred Stock Dividends ($0.272 per share)	—	—	—	(552)	—	(552)	—	(552)
Common Stock Dividends ($1.140 per share)	—	—	—	(16,345)	—	(16,345)	(1,394)	(17,739)
Other Comprehensive Loss	—	—	—	—	(5,478)	(5,478)	(466)	(5,944)
Balance December 31, 2025	$ 21	$ 148	$ 313,690	$ (35,276)	$ 1,293	$ 279,876	$ 21,380	$ 301,256

The accompanying notes are an integral part of these consolidated financial statements.

ALPINE INCOME PROPERTY TRUST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Cash Flow From Operating Activities:			
Net Income (Loss)	$ (2,885)	$ 2,254	$ 3,266
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By Operating Activities:			
Depreciation and Amortization	27,383	25,594	25,758
Amortization of Intangible Lease Assets and Liabilities to Lease Income	(613)	(517)	(417)
Amortization of Deferred Financing Costs to Interest Expense	795	720	710
Accretion of Commercial Loans and Investments Origination Fees.	(524)	(179)	(18)
Gain on Disposition of Assets	(2,070)	(3,443)	(9,334)
Provision for Impairment	7,416	1,693	3,220
Non-Cash Compensation	380	247	318
Decrease (Increase) in Assets:			
Straight-Line Rent Adjustment	(703)	(515)	(402)
Other Assets	374	(973)	186
Increase (Decrease) in Liabilities:			
Accounts Payable, Accrued Expenses, and Other Liabilities	(1,028)	877	132
Prepaid Rent and Deferred Revenue.	(2,773)	(2,334)	(252)
Net Cash Provided By Operating Activities	25,752	23,424	23,167
Cash Flow From Investing Activities:			
Acquisition of Real Estate Including Intangible Lease Assets and Liabilities	(101,316)	(73,734)	(84,138)
Investments in and Improvements to Real Estate.	(7,232)	(790)	(327)
Proceeds from Disposition of Assets	69,245	60,199	106,303
Acquisition of Commercial Loans and Investments	(135,913)	(57,851)	(35,419)
Principal Payments Received on Commercial Loans and Investments.	57,711	2,930	—
Proceeds from Sale of Participation Interest	10,000	13,632	—
Payments on Participation Obligation.	(11,403)	(2,230)	—
Cash Received for Commercial Loan Reserves	15,045	2,184	2,477
Net Cash Used In Investing Activities	(103,863)	(55,660)	(11,104)
Cash Flow from Financing Activities:			
Proceeds from Long-Term Debt	216,000	122,400	31,750
Payments on Long-Term Debt.	(140,000)	(96,900)	(23,500)
Cash Paid for Loan Fees	(141)	(91)	(73)
Repurchases of Common Stock	(8,798)	(775)	(14,616)
Proceeds from Issuance of Preferred Stock, Net of Underwriting Discount and Expenses	48,127	—	—
Proceeds From Stock Issuances, Net	12,262	18,609	12,124
Dividends Paid - Preferred Stock	(552)	—	—
Dividends Paid - Common Stock	(17,739)	(16,787)	(17,061)
Net Cash Provided By (Used In) Financing Activities	109,159	26,456	(11,376)
Net Increase (Decrease) in Cash and Cash Equivalents and Restricted Cash	31,048	(5,780)	687
Cash and Cash Equivalents and Restricted Cash, Beginning of Period	7,951	13,731	13,044
Cash and Cash Equivalents and Restricted Cash, End of Period.	$ 38,999	$ 7,951	$ 13,731
Reconciliation of Cash to the Consolidated Balance Sheets:			
Cash and Cash Equivalents	$ 4,589	$ 1,578	$ 4,019
Restricted Cash.	34,410	6,373	9,712
Total Cash	$ 38,999	$ 7,951	$ 13,731

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Supplemental Disclosure of Cash Flow Information:			
Cash Paid for Interest	$ 15,062	$ 11,969	$ 9,245
Supplemental Disclosure of Non-Cash Investing and Financing Activities:			
Unrealized Loss on Cash Flow Hedge	$ (5,944)	$ (2,736)	$ (3,778)
Operating Partnership Unit Redemptions	—	—	9,041
Right-of-Use Assets and Operating Lease Liability—See Note 9	—	1,987	—
Unpaid Portion of Interest Paid In Kind	43	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ALPINE INCOME PROPERTY TRUST, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2025, 2024 and 2023

NOTE 1.   BUSINESS AND ORGANIZATION

BUSINESS

Alpine Income Property Trust, Inc. (the "Company" or "PINE") is a real estate investment trust ("REIT") that owns and operates a high-quality portfolio of commercial net lease properties complemented by a portfolio of commercial loan investments. The terms "us," "we," "our," and "the Company" as used in this report refer to Alpine Income Property Trust, Inc. together with our consolidated subsidiaries.

Our income property portfolio consists of 127 net leased properties located in 32 states. The properties in our portfolio are primarily subject to long-term, net leases, which generally require the tenant to pay directly or reimburse us for property operating expenses such as real estate taxes, insurance, assessments and other governmental fees, utilities, repairs and maintenance and certain capital expenditures. The Company also acquires and originates commercial loans and investments. Our investments in commercial loans are generally secured by real estate or the borrower's pledge of its ownership interest in an entity that owns real estate. As more fully described in Note 4, "Commercial Loans and Investments," the three Sale-Leaseback Properties (defined in Note 4 below), which were purchased during the year ended December 31, 2024 through a sale-leaseback transaction that includes a tenant repurchase option are, for GAAP purposes, accounted for as a financing arrangement. However, as the Sale-Leaseback Properties constitute real estate assets for both legal and tax purposes, we include the Sale-Leaseback Properties in the property portfolio when describing our property portfolio and for purposes of providing statistics related thereto.

The Company operates in two primary business segments: income properties and commercial loans and investments.

The Company has no employees and is externally managed by Alpine Income Property Manager, LLC, a Delaware limited liability company and a wholly owned subsidiary of CTO Realty Growth, Inc. (our "Manager"). CTO Realty Growth, Inc. (NYSE: CTO) is a Maryland corporation that is a publicly traded REIT and the sole member of our Manager ("CTO"). All of our executive officers also serve as executive officers of CTO, and one of our executive officers and directors, John P. Albright, also serves as an executive officer and director of CTO.

ORGANIZATION

The Company is a Maryland corporation that was formed on August 19, 2019. On November 26, 2019, the Company closed its initial public offering ("IPO"). We are externally managed by our Manager and conduct the substantial majority of our operations through Alpine Income Property OP, LP (the "Operating Partnership"). Our wholly owned subsidiary, Alpine Income Property GP, LLC ("PINE GP"), is the sole general partner of the Operating Partnership. Substantially all of our assets are held by, and our operations are conducted through, the Operating Partnership. As of December 31, 2025, we have a total common ownership interest in the Operating Partnership of 92.4%, with CTO holding, directly and indirectly, a 7.6% common ownership interest in the Operating Partnership. We also own 100% of the Series A Preferred units of the Operating Partnership underlying the Series A Preferred Stock (hereinafter defined). Our interest in the Operating Partnership generally entitles us to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to our percentage ownership. We, through PINE GP, generally have the exclusive power under the partnership agreement to manage and conduct the business and affairs of the Operating Partnership, subject to certain approval and voting rights of the limited partners. Our Board of Directors (the "Board") oversees our business and affairs.

Each limited partner of the Operating Partnership has the right to require the Operating Partnership to redeem part or all of its common units of the Operating Partnership ("OP Units") for cash, based upon the value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock on a one-for-one basis, beginning on and after the date that is 12 months after issuance of such OP Units, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter. Each redemption of OP Units will increase our percentage ownership interest in the Operating Partnership and our share of its cash distributions and profits and losses.

The Company has elected to be taxed as a REIT for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"). To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company's annual REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gain, to its stockholders (which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company is generally not subject to U.S. federal corporate income tax to the extent of its distributions to stockholders. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to U.S. federal income tax on its taxable income at regular corporate rates and generally will not be permitted to qualify for treatment as a REIT for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company's net income and net cash available for distribution to stockholders. Even if the Company qualifies for taxation as a REIT, the Company may be subject to state and local taxes on its income and property and federal income and excise taxes on its undistributed income.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and other entities in which we have a controlling interest. All inter-company balances and transactions have been eliminated in the consolidated financial statements.

SEGMENT REPORTING

Financial Accounting Standards Board *Accounting Standards Codification* ("FASB ASC") Topic 280, *Segment Reporting*, establishes standards related to the manner in which enterprises report operating segment information. The Company operates in two primary business segments including income properties and commercial loans and investments, as further discussed within Note 21, "Business Segment Data". The Company has no other reportable segments. The Company's chief executive officer, who is the Company's chief operating decision maker ("CODM"), reviews financial information on a disaggregated basis for purposes of allocating and evaluating financial performance.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period presented. Actual results could differ from those estimates.

Among other factors, fluctuating market conditions that can exist in the national real estate markets and the volatility and uncertainty in the financial and credit markets make it possible that the estimates and assumptions, most notably those related to PINE's investment in properties, could change materially due to continued volatility in the real estate and financial markets, or as a result of a significant dislocation in those markets.

REAL ESTATE

The Company's real estate assets are comprised of the properties in its portfolio, and are carried at cost, less accumulated depreciation, amortization, and impairment losses, if any. Such properties are depreciated on a straight-line basis over their estimated useful lives. Renewals and betterments are capitalized to the applicable property accounts. The cost of maintenance and repairs is expensed as incurred. The cost of property retired or otherwise disposed of, and the related accumulated depreciation or amortization, are removed from the accounts, and any resulting gain or loss is recorded in the statement of operations. The amount of depreciation of real estate, exclusive of amortization related to intangible assets, recognized for the years ended December 31, 2025, 2024, and 2023, was $18.5 million, $16.9 million, and $16.8 million, respectively.

LONG-LIVED ASSETS

The Company follows FASB ASC Topic 360-10, *Property, Plant, and Equipment* in conducting its impairment analyses. The Company reviews the recoverability of long-lived assets, primarily real estate and real estate held for sale, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Examples of situations considered to be triggering events include: a substantial decline in operating cash flows during the period, a current or projected loss from operations, a property not fully leased or leased at rates that are less than current market rates, and any other quantitative or qualitative events deemed significant by management. Long-lived assets are evaluated for impairment by using an undiscounted cash flow approach, which considers future estimated capital expenditures. Impairment of long-lived assets is measured at the difference of carrying value and fair value less cost to sell.

PURCHASE ACCOUNTING FOR ACQUISITIONS OF REAL ESTATE SUBJECT TO A LEASE

Investments in real estate are carried at cost less accumulated depreciation, amortization, and impairment losses, if any. The cost of investments in real estate reflects their purchase price or development cost. We evaluate each acquisition transaction to determine whether the acquired asset meets the definition of a business. Under Accounting Standards Update ("ASU") 2017-01, *Business Combinations (Topic 805): Clarifying the Definition of a Business*, an acquisition does not qualify as a business when there is no substantive process acquired or substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets or the acquisition does not include a substantive process in the form of an acquired workforce or an acquired contract that cannot be replaced without significant cost, effort or delay. Transaction costs related to acquisitions that are asset acquisitions are capitalized as part of the cost basis of the acquired assets, while transaction costs for acquisitions that are deemed to be acquisitions of a business are expensed as incurred. Improvements and replacements are capitalized when they extend the useful life or improve the productive capacity of the asset. Costs of repairs and maintenance are expensed as incurred.

In accordance with FASB guidance, the fair value of the real estate acquired with in-place leases is allocated to the acquired tangible assets, consisting of land, building and tenant improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, the value of in-place leases, and the value of leasing costs, based in each case on their relative fair values. In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded as other assets or liabilities based on the present value. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the initial term unless management believes the lease includes bargain renewal options that are likely to be exercised, in which case the Company includes such renewal periods in the amortization period utilized. The Company considers both qualitative and quantitative factors in considering if a lease contains a bargain renewal option and the likelihood of a tenant exercising such option. The value of in-place leases and leasing costs are amortized to expense over the remaining non-cancelable periods of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off.

ASSETS HELD FOR SALE

Investments in real estate which are determined to be "held for sale" pursuant to FASB Topic 360-10, *Property, Plant, and Equipment* are reported separately on the consolidated balance sheets at the lesser of carrying value or fair value, less costs to sell. Real estate investments classified as held for sale are not depreciated.

SALES OF REAL ESTATE

When properties are disposed of, the related cost basis of the real estate, intangible lease assets, and intangible lease liabilities, net of accumulated depreciation and/or amortization, and any accrued straight-line rental income balance for the underlying operating leases are removed, and gains or losses from the dispositions are reflected in net income within gains on dispositions of assets. In accordance with the FASB guidance, gains or losses on sales of real estate are generally recognized using the full accrual method.

PROPERTY LEASE REVENUE

The rental arrangements associated with the Company's property portfolio are classified as operating leases. The Company recognizes lease income on these properties on a straight-line basis over the term of the lease. Accordingly, contractual lease payment increases are recognized evenly over the term of the lease. The periodic difference between lease income recognized under this method and contractual lease payment terms (i.e., straight-line rent) is recorded as a deferred operating lease receivable and is included in straight-line rent adjustment on the accompanying consolidated balance sheets. The Company's leases provide for reimbursement from tenants for variable lease payments including common area maintenance, insurance, real estate taxes and other operating expenses. A portion of our variable lease payment revenue is estimated each period and is recognized as rental income in the period the recoverable costs are incurred and accrued.

The collectability of tenant receivables and straight-line rent adjustments is determined based on, among other things, the aging of the tenant receivable, management's evaluation of credit risk associated with the tenant and industry of the tenant, and a review of specifically identified accounts using judgment. As of December 31, 2025 and 2024, the Company's allowance for doubtful accounts totaled $0.2 million and $0.3 million, respectively.

COMMERCIAL LOANS AND INVESTMENTS

Investments in commercial loans and investments held for investment are recorded at historical cost, net of unaccreted origination costs and current expected credit losses ("CECL") reserve.

Pursuant to ASC 326, *Financial Instruments - Credit Losses*, the Company measures and records a provision for CECL each time a new investment is made or a loan is repaid, as well as if changes to estimates occur during a quarterly measurement period. We are unable to use historical data to estimate expected credit losses as we have incurred no losses to date. Management utilizes a loss-rate method and considers macroeconomic factors to estimate its CECL allowance, which is calculated based on the amortized cost basis of the commercial loans.

Sales of participations in commercial loans and investments are evaluated for achievement of the characteristics of participating interest pursuant to ASC 860, *Transfers and Servicing*. If the sale of a participation has all of the characteristics of a participating interest, it achieves sale accounting, and the commercial loan or investment is presented net of the participating interest. If the sale of a participation does not have all of the characteristics of a participating interest, it does not achieve sale accounting and is treated as a secured borrowing. As of December 31, 2025 and 2024, the Company's participation in commercial loans and investments purchased by a third-party did not achieve sale accounting and has been presented as an Obligation under Participation Agreement within the liabilities portion of the Company's consolidated balance sheets.

RECOGNITION OF INTEREST INCOME FROM COMMERCIAL LOANS AND INVESTMENTS

Interest income on commercial loans and investments includes interest payments made by the borrower and the accretion of loan origination fees, offset by the amortization of loan costs, if any. Interest payments are accrued based on the actual coupon rate and the outstanding principal balance and purchase discounts and loan origination fees are accreted into income using the effective yield method, adjusted for prepayments.

OPERATING LAND LEASE EXPENSE

The Company is the lessee under operating land leases for certain of its properties, which leases are classified as operating leases pursuant to FASB ASC Topic 842, *Leases*. The corresponding lease expense is recognized on a straight-line basis over the term of the lease and is included in real estate expenses in the accompanying consolidated statements of operations.

SALES TAX

Sales tax collected on lease payments is recognized as a liability in the accompanying consolidated balance sheets when collected. The liability is reduced at the time payment is remitted to the applicable taxing authority.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank demand accounts, and money market accounts having original maturities of 90 days or less. The Company's bank balances as of December 31, 2025 and 2024 include certain amounts over the Federal Deposit Insurance Corporation limits. The carrying value of cash and cash equivalents is reported at Level 1 in the fair value hierarchy, which represents valuation based upon quoted prices in active markets for identical assets or liabilities.

RESTRICTED CASH

Restricted cash totaled $34.4 million at December 31, 2025, of which $20.7 million is being held in an escrow account to be reinvested through the like-kind exchange structure into other income properties and $13.7 million is being held in interest, real estate tax, insurance and/or capital expenditure reserve accounts related to the Company's portfolio of commercial loans and investments.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITY

The Company accounts for its cash flow hedging derivatives in accordance with FASB ASC Topic 815-20, *Derivatives and Hedging*. Depending upon the hedge's value at each balance sheet date, the derivatives are included in either other assets or accounts payable, accrued expenses, and other liabilities on the accompanying consolidated balance sheet at its fair value. On the date each interest rate swap was entered into, the Company designated the derivatives as a hedge of the variability of cash flows to be paid related to the recognized long-term debt liabilities.

The Company documented the relationship between the hedging instruments and the hedged item, as well as its risk-management objective and strategy for undertaking the hedge transactions. At the hedges' inception, the Company assessed whether the derivatives that are used in hedging the transactions are highly effective in offsetting changes in cash flows of the hedged items and will continue to do so on a quarterly basis.

Changes in fair value of the hedging instruments that are highly effective and designated and qualified as cash-flow hedges are recorded in other comprehensive income and loss, until earnings are affected by the variability in cash flows of the designated hedged items (see Note 14, "Interest Rate Swaps").

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial assets and liabilities including cash and cash equivalents, restricted cash, accounts receivable included in other assets, accounts payable, and accrued expenses and other liabilities at December 31, 2025 and 2024, approximate fair value because of the short maturity of these instruments. The carrying value of the Credit Facility, hereinafter defined, approximates current market rates for revolving credit arrangements with similar risks and maturities. The Company estimates the fair value of its commercial loans and investments and term loans based on incremental borrowing rates for similar types of borrowing arrangements with the same remaining maturity and on the discounted estimated future cash payments to be made for other debt. The discount rate used to calculate the fair value of debt approximates current lending rates for loans and assumes the debt is outstanding through maturity. Since such amounts are estimates that are based on limited available market information for similar transactions, which is a Level 2 non-recurring measurement, there can be no assurance that the disclosed value of any financial instrument could be realized by immediate settlement of the instrument.

FAIR VALUE MEASUREMENTS

The Company's estimates of fair value of financial and non-financial assets and liabilities is based on the framework established by GAAP. The framework specifies a hierarchy of valuation inputs which was established to increase consistency, clarity and comparability in fair value measurements and related disclosures. GAAP describes a fair value hierarchy based upon three levels of inputs that may be used to measure fair value, two of which are considered observable and one that is considered unobservable. The following describes the three levels:

- Level 1 – Valuation is based upon quoted prices in active markets for identical assets or liabilities.

- Level 2 – Valuation is based upon inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include option pricing models, discounted cash flow models, and similar techniques.

EARNINGS PER COMMON SHARE

Basic earnings per common share is computed by dividing net income (loss) attributable to the Company for the period by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per common share is determined based on the assumption that the OP Units issued are redeemed for shares of our common stock on a one-for-one basis.

INCOME TAXES

The Company has elected to be taxed as a REIT for U.S. federal income tax purposes under the Code. We believe the Company has been organized and has operated in such a manner as to qualify for taxation as a REIT under the U.S. federal income tax laws. The Company intends to continue to operate in such a manner. As a REIT, the Company will be subject to U.S. federal and state income taxation at corporate rates on its net taxable income; the Company, however, may claim a deduction for the amount of dividends paid to its stockholders. Amounts distributed as dividends by the Company will be subject to taxation at the stockholder level only. While the Company must distribute at least 90% of its REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, to qualify as a REIT, the Company intends to distribute all of its net taxable income. The Company is allowed certain other non-cash deductions or adjustments, such as depreciation expense, when computing its REIT taxable income and distribution requirement. These deductions permit the Company to reduce its dividend payout requirement under U.S. federal income tax laws. Certain states may impose minimum franchise taxes. The Company may form one or more taxable REIT subsidiaries ("TRSs"), which will be subject to applicable U.S. federal, state and local corporate income tax on their taxable income. For the periods presented, the Company did not have any TRSs.

CONCENTRATION OF CREDIT RISK

Certain individual tenants in the Company's portfolio of properties accounted for more than 10% of lease income from the Company's income properties during the years ended December 31, 2025, 2024, and 2023.

For the year ended December 31, 2025, Dick's Sporting Goods and Lowe's accounted for 11% and 10% of lease income revenues, respectively. For each of the years ended December 31, 2024 and 2023, Walgreens represented 11% of lease income from the Company's income properties.

As of December 31, 2025, 14% of the Company's income property portfolio, based on square footage, was located in the state of Texas. As of December 31, 2024, 11% of the Company's income property portfolio, based on square footage, was located in each of the states of New Jersey and Michigan.

RECLASSIFICATIONS

Beginning on January 1, 2025 the Company classifies cash received for commercial loan reserves as a separate line item within cash used by investing activities on the accompanying consolidated statements of cash flows. Accordingly, $2.2 million and $2.5 million of cash received for commercial loan reserves were reclassified from cash provided by operating activities to cash provided investing activities on the accompanying consolidated statements of cash flows, for the years ended December 31, 2024 and 2023, respectively.

Also beginning on January 1, 2025 the Company classifies cash used for investments in and improvements to real estate as a separate line item within cash used by investing activities on the accompanying consolidated statements of cash flows. Accordingly, $0.8 million and $0.3 million of cash used for investments in and improvements to real estate were reclassified from cash used for the acquisition of real estate including intangible lease assets and liabilities for the years ended December 31, 2024 and 2023, respectively, to conform to the current presentation.

RECENTLY ISSUED ACCOUNTING STANDARDS ADOPTED

Interim Reporting. In December 2025, the FASB issued ASU 2025-11 to provide clarity and enhance the navigability of interim reporting disclosures in accordance with FASB ASC 270, *Interim Reporting*. The update focuses on improving the guidance for disclosure requirements for interim reporting periods by (i) listing interim disclosures required under ASC 270 as well as all other ASC topics and (ii) requiring disclosure of events or transactions since the prior annual reporting period that are expected to have a material impact on the reporting entity. The update is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027.

Financial Instruments-Credit Losses. In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"). ASU 2025-05 allows for a practical expedient as it relates to assuming that current conditions as of the balance sheet date do not change for the remaining life of the asset. ASU 2025-05 is effective for annual periods beginning after December 15, 2025, on a prospective basis, however early adoption is permitted. Although the Company is still evaluating the impact of ASU 2025-05, the Company does not expect the implementation of the practical expedient to have a significant impact on our CECL reserve.

NOTE 3.   PROPERTY PORTFOLIO

As of December 31, 2025, the Company's property portfolio consisted of 127 properties with total square footage of 4.3 million.

Leasing revenue consists of long-term rental revenue from net leased commercial properties, which is recognized as earned, using the straight-line method over the life of each lease. Lease payments below include straight-line base rental revenue as well as the non-cash accretion of above and below market lease amortization. The variable lease payments are comprised of percentage rent payments and reimbursements from tenants for common area maintenance, insurance, real estate taxes, and other operating expenses.

The components of leasing revenue are as follows (in thousands):

| | Year Ended | | |
	December 31, 2025	December 31, 2024	December 31, 2023
Lease Income			
Lease Payments	$ 42,549	$ 39,570	$ 40,141
Variable Lease Payments	6,108	6,435	4,826
Total Lease Income	$ 48,657	$ 46,005	$ 44,967

Minimum Future Rental Receipts. Minimum future rental receipts under non-cancelable operating leases, excluding percentage rent and other lease payments that are not fixed and determinable, having remaining terms in excess of one year subsequent to December 31, 2025, are summarized as follows (in thousands). Certain of our tenant leases include tenant renewal options which could be exercised at the tenant's election and are not included in the amounts in the table below.

Year Ending December 31,	Amounts
2026	$ 41,832
2027	38,524
2028	34,140
2029	29,132
2030	25,221
2031 and Thereafter (Cumulative)	110,983
Total	$ 279,832

2025 Activity. During the year ended December 31, 2025, the Company acquired 13 properties for a combined purchase price of $100.6 million, or a total cost of $101.3 million including capitalized acquisition costs. Of the total acquisition cost, $36.6 million was allocated to land, $46.2 million was allocated to buildings and improvements, $20.2 million was allocated to intangible assets pertaining to the in-place lease value, leasing fees, and above market lease value, and $1.7 million was allocated to intangible liabilities for the below market lease value. The weighted average amortization period for the intangible assets and liabilities was 8.8 years at acquisition.

During the year ended December 31, 2025, the Company sold 20 properties for an aggregate sales price of $72.8 million, generating aggregate gains on sale of $2.1 million. The aggregate 2025 gains included gains on sale totaling $6.9 million net of losses on sale totaling $4.8 million. The $4.8 million in losses were primarily attributable to the sale of four properties leased to Walgreens for an aggregate $4.3 million loss.

2024 Activity. During the year ended December 31, 2024, the Company acquired 12 properties for a combined purchase price of $103.6 million, or a total cost of $104.1 million including capitalized acquisition costs. Of the total acquisitions, nine acquired properties for a combined purchase price of $72.2 million, or total cost of $72.7 million were subject to purchase accounting for acquisitions subject to a lease, of which $23.5 million was allocated to land, $42.7 million was allocated to buildings and improvements, $8.0 million was allocated to intangible assets pertaining to the in-place lease value, leasing fees, and above market lease value, and $1.5 million was allocated to intangible liabilities for the below market lease value. The weighted average amortization period for the intangible assets and liabilities was 7.6 years at acquisition. The remaining $31.4 million of acquisition costs is attributable to the three Sale-Leaseback Properties (defined in Note 4 below), which were purchased during the year ended December 31, 2024 through a sale-leaseback transaction that includes a tenant repurchase option. Due to the existence of the tenant repurchase option, and pursuant to FASB ASC Topic 842, *Leases*, GAAP requires that the $31.4 million investment be accounted for as a financing arrangement, and accordingly the related assets and corresponding revenue are included in the Company's commercial loans and investments in the accompanying consolidated balance sheets and consolidated statement of operations. However, as the Sale-Leaseback Properties constitute real estate assets for both legal and tax purposes, we include the Sale-Leaseback Properties in the property portfolio when describing our property portfolio and for purposes of providing statistics related thereto.

During the year ended December 31, 2024, the Company sold 15 properties for an aggregate sales price of $62.0 million, generating aggregate gains on sale of $3.4 million. The aggregate 2024 gains included gains on sale totaling $5.1 million net of losses on sale totaling $1.7 million. The $1.7 million in losses were primarily attributable to the sale of two properties formerly leased to convenience stores and one property leased to Walgreens, for an aggregate $1.1 million loss.

2023 Activity. During the year ended December 31, 2023, the Company acquired 14 properties for a combined purchase price of $82.9 million, or a total cost of $84.2 million including capitalized acquisition costs. Of the total acquisition cost, $21.5 million was allocated to land, $55.2 million was allocated to buildings and improvements, $8.4 million was allocated to intangible assets pertaining to the in-place lease value, leasing fees, and above market lease value, and $0.9 million was allocated to intangible liabilities for the below market lease value. The weighted average amortization period for the intangible assets and liabilities was 9.6 years at acquisition.

During the year ended December 31, 2023, the Company sold 24 properties for an aggregate sales price of $108.3 million, generating aggregate gains on sale of $9.3 million.

NOTE 4.   COMMERCIAL LOANS AND INVESTMENTS

2025 Activity. During the year ended December 31, 2025, the Company originated (i) 11 commercial loans for an aggregate investment volume of $137.3 million at a weighted average initial cash yield of 12.4% and (ii) one $2.0 million short-term mortgage note with an initial cash yield of 16.5%, that was originated on June 5, 2025 and repaid in full on July 2, 2025. Additionally, during the year ended December 31, 2025, the Company amended five existing commercial loan investments whereby certain maturity dates were extended and the total face amounts of four loan investments were upsized by an aggregate of $39.7 million. In the aggregate, during the year ended December 31, 2025, commercial loan and investment volume for new loan originations totaled $177.0 million, of which $122.5 million was funded and $2.0 million of origination fees were received during the same period. Additionally, the Company funded $15.4 million for existing construction loans and received $57.7 million of principal repayments from borrowers during the year ended December 31, 2025.

During the year ended December 31, 2025, the Company originated a $29.5 million first mortgage secured by a portfolio of assets and related improvements (the "2025 Mortgage Note"). The 2025 Mortgage Note is being repaid by the borrower as the underlying assets within the portfolio are sold. During the year ended December 31, 2025, the Company sold a $10.0 million A-1 participation interest (the "2025 Loan Participation Sale") in its 2025 Mortgage Note, which is entitled to a 10.0% yield on its respective portion of the outstanding principal balance and has priority preference with respect to all principal and interest payments of the 2025 Mortgage Note. This sale did not achieve sale accounting pursuant to ASC 860, Transfers and Servicing, and accordingly, is treated as a secured borrowing. See Note 12, "Obligations Under Participation Agreement" for further information. As of December 31, 2025, after adjusting for the 2025 Loan Participation Sale, the Company's remaining investment in the 2025 Mortgage Note is $19.5 million.

2024 Activity. During the year ended December 31, 2024, the Company originated three commercial loans for an investment volume of $31.1 million at a weighted average initial cash yield of 10.7%. During the year ended December 31, 2024, the Company funded a total of $58.1 million to borrowers (inclusive of the $31.4 million investment in the Sale-Leaseback Properties, hereinafter defined) and received $0.2 million of origination fees. Additionally, during the year ended December 31, 2024, the Company received $16.5 million of principal repayments from borrowers.

Other Activity. During the year ended December 31, 2024, the Company acquired three single-tenant income properties (the "Sale-Leaseback Properties") in the greater Tampa Bay, Florida area, which acquisition was structured as a sale-leaseback transaction whereby the Company entered into three new 30-year lease agreements which include annual base rent escalations and a repurchase right by the tenant upon completion of the fifth lease year, i.e., on August 1, 2029. Pursuant to FASB ASC Topic 842, Leases, the future repurchase rights present in the lease agreements preclude the transaction from being accounted for as a real estate acquisition. Accordingly, for GAAP purposes, the acquisition of the Sale-Leaseback Properties is accounted for as a financing arrangement, and the related assets and corresponding revenue are included in the Company's commercial loans and investments on its consolidated balance sheets and consolidated statements of operations. The Company has imputed interest on the 30-year leases which is recognized as interest income from commercial loans and investments on the accompanying consolidated statements of operations.

During the year ended December 31, 2023, the Company originated a $24.0 million first mortgage secured by a portfolio of assets and related improvements (the "Mortgage Note"). The Mortgage Note is being repaid by the borrower as the underlying assets within the portfolio are sold. During the year ended December 31, 2024, the Company sold a $13.6 million A-1 participation interest (the "2024 Loan Participation Sale") in its Mortgage Note, which is entitled to an 8.0% yield on its respective portion of the outstanding principal balance and has priority preference with respect to all principal and interest payments of the Mortgage Note. This sale did not achieve sale accounting pursuant to ASC 860, Transfers and Servicing, and accordingly, is treated as a secured borrowing. See Note 12, "Obligations Under Participation Agreement" for further information. As of December 31, 2025, the obligation under participation agreement had been fully repaid and the Company had no remaining investment in the Mortgage Note.

The Company's commercial loans and investments were comprised of the following at December 31, 2025 (in thousands):

Description	Date of Investment	Maturity Date	Original Face Amount	Current Face Amount	Carrying Value	Coupon Rate	
Construction Loan – Wawa Land Development – Greenwood, IN	July 2023	July 2026	$ 14,800	$ 9,144	$ 9,165	9.50%	
Construction Loan – Wawa Land Development – Antioch, TN	October 2023	October 2026	7,425	6,309	6,317	10.25%	
Construction Loan – Retail Outparcels – Lawrenceville, GA	January 2024	January 2026	7,200	1,099	1,095	11.25%	
Construction Loan – Wawa Land Development – Mount Carmel, OH	June 2024	September 2026	6,127	6,127	6,127	11.50%	
Sale-Leaseback - Bradenton Beach, FL	August 2024	August 2029 [1]	9,608	9,519	9,519	8.30%	
Sale-Leaseback - Anna Maria, FL	August 2024	August 2029 [1]	16,408	16,256	16,256	8.30%	
Sale-Leaseback - Long Boat Key, FL	August 2024	August 2029 [1]	5,408	5,358	5,358	8.30%	
Mortgage Note – At Home Plaza - North Canton, OH	March 2025	March 2028	6,200	6,200	6,200	8.65%	
Construction Loan – Retail Land Development – Stuart, FL	March 2025	March 2027	15,500	7,084	6,987	10.00%	
Construction Loan – Cornerstone Exchange – Daytona Beach, FL	May 2025	April 2027	23,905	6,886	6,747	10.00%	
Mortgage Note – Old Time Pottery – Orange Park, FL	June 2025	June 2028	4,000	4,000	4,000	8.00%	
Mortgage Note – Industrial – Fremont, CA	August 2025	August 2027	24,000	24,000	23,751	11.00%	
Mortgage Note – Commercial Building – Reno, NV	September 2025	September 2027	4,000	4,000	4,000	8.00%	
Mortgage Note – Luxury Residential Development – Austin, TX	October 2025	October 2028	29,500	28,627	28,070	17.00%	[2]
Construction Loan – Mixed-Use Development – Lake Toxaway, NC	October 2025	October 2027	13,500	6,938	6,813	16.00%	[3]
Construction Loan – Costco Mixed-Use Development – Atlanta, GA	October 2025	November 2027	4,500	879	838	11.00%	
Redevelopment Loan – Mixed-Use Redevelopment – Denver, CO	December 2025	December 2028	13,500	8,519	8,317	12.00%	[4]
Mortgage Note – Mixed-Use Development – Herndon, VA	December 2025	September 2028	20,000	20,001	19,702	12.00%	[5]
			$ 225,581	$ 170,946	$ 169,262		
CECL Reserve					(1,709)		
Total Commercial Loans and Investments					$ 167,553		

[1] The maturity date reflects the date the tenant's repurchase right first becomes exercisable pursuant to the lease agreement.
[2] The coupon rate is comprised of 13.00% cash interest and 4.00% paid-in-kind.
[3] The coupon rate is comprised of 13.00% cash interest and 3.00% paid-in-kind.
[4] The coupon rate is comprised of 9.00% cash interest and 3.00% paid-in-kind.
[5] The coupon rate is comprised of 10.00% cash interest and 2.00% paid-in-kind.

The Company's commercial loans and investments were comprised of the following at December 31, 2024 (in thousands):

Description	Date of Investment	Maturity Date	Original Face Amount	Current Face Amount	Carrying Value	Coupon Rate
Construction Loan – Wawa Land Development – Greenwood, IN	July 2023	July 2025	$ 7,800	$ 7,149	$ 7,138	9.25%
Construction Loan – Wawa Land Development – Antioch, TN	October 2023	October 2025	6,825	4,694	4,673	9.50%
Mortgage Note – Portfolio	November 2023	November 2026	24,000	21,140	21,066	9.00%
Construction Loan – Retail Outparcels – Lawrenceville, GA.	January 2024	January 2026	7,200	6,618	6,569	11.25%
Construction Loan – Wawa Land Development – Mount Carmel, OH	June 2024	September 2025	6,127	5,196	5,162	11.50%
Sale-Leaseback - Bradenton Beach, FL . . .	August 2024	August 2029 [(1)]	9,608	9,586	9,586	8.30%
Sale-Leaseback - Anna Maria, FL	August 2024	August 2029 [(1)]	16,408	16,371	16,371	8.30%
Sale-Leaseback - Long Boat Key, FL.	August 2024	August 2029 [(1)]	5,408	5,396	5,396	8.30%
Construction Loan – Publix Land Development – Charlotte, NC	September 2024	September 2025	17,760	14,640	14,576	9.50%
			$ 101,136	$ 90,790	$ 90,537	
CECL Reserve.					(908)	
Total Commercial Loans and Investments .					$ 89,629	

The carrying value of the commercial loans and investments at December 31, 2025 and 2024 consisted of the following (in thousands):

	As of	
	December 31, 2025	December 31, 2024
Current Face Amount	$ 170,946	$ 90,790
Unaccreted Origination Fees	(1,684)	(253)
CECL Reserve.	(1,709)	(908)
Total Commercial Loans and Investments	$ 167,553	$ 89,629

NOTE 5.   FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying value and estimated fair value of the Company's financial instruments not carried at fair value on the consolidated balance sheets as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025		December 31, 2024	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Cash and Cash Equivalents - Level 1. . . .	$ 4,589	$ 4,589	$ 1,578	$ 1,578
Restricted Cash - Level 1	$ 34,410	$ 34,410	$ 6,373	$ 6,373
Commercial Loans and Investments - Level 2	$ 167,553	$ 179,214	$ 89,629	$ 98,830
Obligation Under Participation Agreement - Level 2	$ 10,000	$ 10,222	$ 11,403	$ 11,558
Long-Term Debt - Level 2	$ 377,739	$ 376,286	$ 301,466	$ 294,808

The estimated fair values are not necessarily indicative of the amount the Company could realize on disposition of the financial instruments. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair value amounts.

The following tables present the fair value of assets (liabilities) measured on a recurring basis by Level as of December 31, 2025 and 2024 (in thousands). See Note 14, "Interest Rate Swaps" for further disclosure related to the Company's interest rate swaps.

	Fair Value		Fair Value at Reporting Date Using		
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2025					
2026 Term Loan Interest Rate Swap [1]	$	624	$ —	$ 624	$ —
2027 Term Loan Interest Rate Swap [2]	$	1,486	$ —	$ 1,486	$ —
Credit Facility Interest Rate Swap [3] .	$	34	$ —	$ 34	$ —
December 31, 2024					
2026 Term Loan Interest Rate Swap .	$	2,811	$ —	$ 2,811	$ —
2027 Term Loan Interest Rate Swap .	$	4,090	$ —	$ 4,090	$ —
Credit Facility Interest Rate Swap ...	$	1,186	$ —	$ 1,186	$ —

[1] As of December 31, 2025, the Company has utilized interest rate swaps to fix SOFR and achieve a weighted average fixed interest rate of 2.05% plus 0.10% and the applicable spread on the $100.0 million 2026 Term Loan (hereinafter defined) balance. See Note 14, "Interest Rate Swaps" for further disclosure related to the Company's interest rate swaps.

[2] As of December 31, 2025, the Company has utilized interest rate swaps to fix SOFR and achieve a weighted average fixed interest rate of 2.05% plus 0.10% and the applicable spread on the $100.0 million 2027 Term Loan (hereinafter defined) balance. See Note 14, "Interest Rate Swaps" for further disclosure related to the Company's interest rate swaps.

[3] As of December 31, 2025, the Company has utilized interest rate swaps to fix SOFR and achieve a weighted average fixed interest rate of 3.32% plus 0.10% and the applicable spread on $100.0 million of the outstanding balance on the Credit Facility (hereinafter defined). See Note 14, "Interest Rate Swaps" for further disclosure related to the Company's interest rate swaps.

NOTE 6.   INTANGIBLE ASSETS AND LIABILITIES

Intangible assets and liabilities consist of the value of above market and below market leases, the value of in-place leases, and the value of leasing costs. Intangible assets and liabilities consisted of the following as of December 31, 2025 and 2024 (in thousands):

	As of	
	December 31, 2025	December 31, 2024
Intangible Lease Assets:		
Value of In-Place Leases	$ 56,614	$ 48,768
Value of Above Market In-Place Leases........................	1,708	2,142
Value of Intangible Leasing Costs............................	19,457	19,091
Sub-total Intangible Lease Assets............................	77,779	70,001
Accumulated Amortization	(28,854)	(26,076)
Sub-total Intangible Lease Assets—Net.......................	48,925	43,925
Intangible Lease Liabilities:		
Value of Below Market In-Place Leases........................	(7,763)	(6,986)
Sub-total Intangible Lease Liabilities........................	(7,763)	(6,986)
Accumulated Amortization	2,792	2,212
Sub-total Intangible Lease Liabilities—Net....................	(4,971)	(4,774)
Total Intangible Assets and Liabilities—Net	$ 43,954	$ 39,151

The following table reflects the net amortization of intangible assets and liabilities during the years ended December 31, 2025, 2024, and 2023 (in thousands):

| | Year Ended | | |
	December 31, 2025	December 31, 2024	December 31, 2023
Amortization Expense	$ 8,877	$ 8,727	$ 8,936
Accretion to Properties Revenue	(613)	(517)	(417)
Net Amortization of Intangible Assets and Liabilities	$ 8,264	$ 8,210	$ 8,519

The estimated future amortization expense (income) related to net intangible assets and liabilities is as follows (in thousands):

Year Ending December 31,	Future Amortization Expense	Future Accretion to Property Revenue	Net Future Amortization of Intangible Assets and Liabilities
2026	9,474	(899)	8,575
2027	8,116	(938)	7,178
2028	6,925	(749)	6,176
2029	5,987	(512)	5,475
2030	5,013	(325)	4,688
2031 and Thereafter	12,310	(448)	11,862
Total	$ 47,825	$ (3,871)	$ 43,954

As of December 31, 2025, the weighted average amortization period of both the total intangible assets and liabilities was 8.9 years.

NOTE 7. PROVISION FOR IMPAIRMENT

Income Properties. The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The fair value of long-lived assets required to be assessed for impairment is determined on a non-recurring basis using Level 3 inputs in the fair value hierarchy. These Level 3 inputs may include, but are not limited to, letters of intent on specific properties, executed purchase and sale agreements on specific properties, third person valuations, discounted cash flow models, and other model-based techniques.

During the year ended December 31, 2025, the Company recorded $6.6 million of impairment charges as provision for losses with respect to certain properties within the Company's income properties segment. The impairment charges are a result of the execution of letters of intent and/or purchase and sale agreements under which the contemplated sales price, less the carrying value of the respective assets, less estimated costs to sell result in an impairment. The impairments during the year ended December 31, 2025 are related to the following properties: (i) three convenience store properties, which are classified as held for sale; (ii) a property formerly leased to Party City; (iii) a property leased to At Home; (iv) a property formerly leased to Century Theater Center; and (v) three properties leased to Walgreens. Two of the three properties leased to Walgreens were classified as held for sale as of March 31, 2025, and subsequently sold during the three months ended June 30, 2025. One of the convenience store properties classified as held for sale as of June 30, 2025 and the property formerly leased to Century Theater Center were sold during the three months ended September 30, 2025. The Company's execution of the above-referenced letters of intent and/or purchase and sale agreements are consistent with the Company's current intent to dispose of such properties at a price less than their carrying values to facilitate the re-investment of the proceeds therefrom into new investment opportunities.

During the year ended December 31, 2024, the Company recorded a $1.1 million impairment charge representing the provision for losses related to certain convenience store properties within the Company's income properties segment, which are classified as held for sale. The impairment charge of $1.1 million is equal to the estimated sales prices for these assets pursuant to letters of intent for sale executed during the year ended December 31, 2024, less the book value of the assets, less estimated costs to sell. Our estimated costs to sell include certain property improvements, which are estimated at $0.6 million.

During the year ended December 31, 2023, the Company recorded a $2.9 million impairment charge representing the provision for losses related to seven convenience store properties within our income properties segment. These seven convenience store properties were leased to one tenant that filed for bankruptcy protection during the three months ended March 31, 2023. The seven leases underlying these seven convenience store properties were rejected as a part of the bankruptcy proceedings during August of 2023. The impairment charge of $2.9 million is equal to the estimated sales prices for these seven convenience store properties (as set forth in executed letters of intent at the time the impairment was estimated), less the book value of the assets as of December 31, 2023, less estimated costs to sell.

Commercial Loans and Investments. The Company evaluates the collectability of its commercial loans and investments on a quarterly basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company accounts for provisions for expected credit losses in accordance with ASC Topic 326, *Measurement of Credit Losses on Financial Instruments.* Changes in the Company's allowance for credit losses are presented within change in provision for impairment in the accompanying consolidated statements of operations.

During the years ended December 31, 2025, 2024, and 2023, the Company recorded impairment charges of $0.8 million, $0.6 million, and $0.3 million, respectively, representing the provision for credit losses related to our commercial loans and investments. The impairment charges were driven by the initial estimated CECL allowance based on our investment activity during the years ended December 31, 2025, 2024, and 2023, respectively. We are unable to use historical data to estimate expected credit losses as we have incurred no losses to date. Management utilizes a loss-rate method and considers macroeconomic factors to estimate its CECL allowance, which is calculated based on the amortized cost basis of the commercial loans.

NOTE 8.   OTHER ASSETS

Other assets consisted of the following (in thousands):

	As of	
	December 31, 2025	December 31, 2024
Tenant Receivables—Net of Allowance for Doubtful Accounts [1]	$ 889	$ 1,517
Prepaid Insurance	250	1,042
Prepaid Expenses, Deposits, and Other	1,958	1,042
Deferred Financing Costs—Net	471	850
Interest Rate Swaps	2,315	8,087
Operating Leases - Right-of-Use Asset [2]	3,025	3,196
Total Other Assets	$ 8,908	$ 15,734

[1] Includes $0.2 and $0.3 million allowance for doubtful accounts as of December 31, 2025 and 2024, respectively.
[2] See Note 9, "Operating Land Leases" for further disclosure related to the Company's right-of-use asset balance as of December 31, 2025.

NOTE 9. OPERATING LAND LEASES

The Company is the lessee under operating land leases for certain of its properties. FASB ASC Topic 842, *Leases*, requires a lessee to recognize right-of-use assets and lease liabilities that arise from leases, whether qualifying as an operating or finance lease. As of December 31, 2025 and 2024, the Company's right-of-use assets totaled $3.0 million and $3.2 million, respectively, and the corresponding lease liabilities totaled $3.1 million and $3.2 million, respectively, which balances are reflected within other assets and accounts payable, accrued expenses, and other liabilities, respectively, on the consolidated balance sheets. The right-of-use assets and lease liabilities are measured based on the present value of the lease payments utilizing discount rates estimated to be equal to that which the Company would pay to borrow on a collateralized basis over a similar term, for an amount equal to the lease payments, in a similar economic environment.

The Company's operating land leases do not include variable lease payments and generally provide renewal options, at the Company's election, to extend the terms of the respective leases. Renewal option periods are included in the calculation of the right-of-use assets and corresponding lease liabilities when it is reasonably certain that the Company, as lessee, will exercise the option to extend the lease.

Amortization of right-of-use assets for operating land leases is recognized on a straight-line basis over the term of the lease and is included within real estate expenses in the consolidated statements of operations. Amortization totaled $0.3 million, $0.2 million, and $0.3 million during the years ended December 31, 2025, 2024 and 2023, respectively.

The following table reflects a summary of operating land leases, under which the Company is the lessee, for the years ended December 31, 2025, 2024, and 2023 (in thousands):

| | Year Ended | | |
	December 31, 2025	December 31, 2024	December 31, 2023
Operating Cash Outflows	$ 300	$ 200	$ 257
Weighted Average Remaining Lease Term	22.2	22.3	7.1
Weighted Average Discount Rate	4.3 %	4.2 %	2.0 %

Minimum future lease payments under non-cancelable operating land leases, having remaining terms in excess of one year subsequent to December 31, 2025, are summarized as follows (in thousands):

Year Ending December 31,	
2026	$ 311
2027	320
2028	320
2029	320
2030	320
2031 and Thereafter	3,789
Total Lease Payments	$ 5,380
Imputed Interest	(2,288)
Operating Leases – Liability	$ 3,092

NOTE 10. ASSETS HELD FOR SALE

Assets held for sale was comprised of three properties as of December 31, 2025 and four properties as of December 31, 2024. Two of the properties classified as held for sale as of December 31, 2024 were sold during the year ended December 31, 2025. Assets held for sale consisted of the following (in thousands).

	As of	
	December 31, 2025	December 31, 2024
Real Estate—Net	$ 9,093	$ 4,068
Intangible Lease Assets—Net	1,132	409
Intangible Lease Liabilities—Net	(105)	(39)
Straight-Line Rent Adjustment	49	84
Other Assets	3	6
Assets Prior to Provision for Impairment	$ 10,172	$ 4,528
Less Provision for Impairment	(2,095)	(2,274)
Total Assets Held for Sale	$ 8,077	$ 2,254

NOTE 11. ACCOUNTS PAYABLE, ACCRUED EXPENSES, AND OTHER LIABILITIES

Accounts payable, accrued expenses and other liabilities consisted of the following (in thousands):

	As of	
	December 31, 2025	December 31, 2024
Accounts Payable	$ 9	$ 40
Accrued Expenses	2,416	3,308
Tenant Security Deposits	124	140
Due to CTO	1,350	1,126
Interest Rate Swaps	171	—
Loan Reserves	715	601
Operating Leases - Liability [1]	3,092	3,230
Total Accounts Payable, Accrued Expenses, and Other Liabilities	$ 7,877	$ 8,445

[1] See Note 9, "Operating Land Leases" for further disclosure related to the Company's operating land lease liability balance as of December 31, 2025 and 2024.

NOTE 12. OBLIGATION UNDER PARTICIPATION AGREEMENT

As discussed in Note 2, "Summary of Significant Accounting Policies," the Company follows the guidance in FASB Topic ASC 860, *Transfers and Servicing* when accounting for participation in commercial loans and investments. ASC 860 states, if the sale of a participation does not have all of the characteristics of a participating interest, it does not achieve sale accounting and is treated as a secured borrowing and accordingly, the original commercial loan investment remains on the Company's consolidated balance sheets and the proceeds are recorded as an obligation under participation agreement.

On November 28, 2025, the Company received $10.0 million from the 2025 Loan Participation Sale. As of December 31, 2025, the Company's obligation under participation agreement had a carrying value of $10.0 million, and the carrying value of the loan that is associated with this obligation under participation agreement was $9.9 million, net of a CECL reserve of $0.1 million. The interest rate on the obligation under participation agreement was 10.0% as of December 31, 2025.

On May 31, 2024, the Company received $13.6 million from the 2024 Loan Participation Sale. As of December 31, 2025, the Company had fully repaid the obligation under participation agreement. As of December 31, 2024, the Company's obligation under participation agreement had a carrying value of $11.4 million, and the carrying value of the loan that is associated with this obligation under participation agreement was $11.3 million, net of a CECL reserve of $0.1 million. The interest rate on the obligation under participation agreement was 8.0% as of December 31, 2024.

NOTE 13.   LONG-TERM DEBT

As of December 31, 2025, the Company's outstanding indebtedness, at face value, was as follows (in thousands):

	Face Value Debt (in thousands)	Stated Interest Rate	Wtd. Avg. Rate as of December 31, 2025	Maturity Date
Credit Facility [1]	$ 178,000	SOFR + 0.10% + [1.25% - 2.20%]	5.31%	January 2027
2026 Term Loan [2]	100,000	SOFR + 0.10% + [1.35% - 1.95%]	3.80%	May 2026
2027 Term Loan [3]	100,000	SOFR + 0.10% + [1.25% - 1.90%]	3.75%	January 2027
Total Debt/Weighted-Average Rate.	$ 378,000		4.50%	

---

[1]   As of December 31, 2025, the Company has utilized interest rate swaps to fix SOFR and achieve a weighted average fixed interest rate of 3.32% plus 0.10% and the applicable spread on $100.0 million of the outstanding balance on the Credit Facility (hereinafter defined). See Note 14, "Interest Rate Swaps" for further disclosure related to the Company's interest rate swaps.

[2]   As of December 31, 2025, the Company has utilized interest rate swaps to fix SOFR and achieve a weighted average fixed interest rate of 2.05% plus 0.10% and the applicable spread on the $100.0 million 2026 Term Loan (hereinafter defined) balance. See Note 14, "Interest Rate Swaps" for further disclosure related to the Company's interest rate swaps.

[3]   As of December 31, 2025, the Company has utilized interest rate swaps to fix SOFR and achieve a weighted average fixed interest rate of 2.05% plus 0.10% and the applicable spread on the $100.0 million 2027 Term Loan (hereinafter defined) balance. See Note 14, "Interest Rate Swaps" for further disclosure related to the Company's interest rate swaps.

Credit Facility. On September 30, 2022, the Company and the Operating Partnership entered into a credit agreement (the "2022 Amended and Restated Credit Agreement" or "Credit Facility") with KeyBank National Association, as administrative agent, and certain other lenders named therein, which amended and restated the 2027 Term Loan Credit Agreement (hereinafter defined) to include, among other things:

- the origination of a new senior unsecured revolving credit facility in the amount of $250 million which matures on January 31, 2027, with the option to extend for one year;
- an accordion option that allows the Company to request additional revolving loan commitments and additional term loan commitments, provided the aggregate amount of revolving loan commitments and term loan commitments shall not exceed $750 million;
- the amendment of certain financial covenants; and
- the addition of a sustainability-linked pricing component pursuant to which the Company will receive interest rate reductions up to 0.025% based on performance against sustainability performance targets.

Pursuant to the 2022 Amended and Restated Credit Agreement, the indebtedness outstanding under the Credit Facility accrues at a rate ranging from SOFR plus 0.10% plus 125 basis points to SOFR plus 0.10% plus 220 basis points, based on the total balance outstanding under the Credit Facility as a percentage of the total asset value of the Company, as defined in the 2022 Amended and Restated Credit Agreement. The Company may utilize daily simple SOFR or term SOFR, at its election. The Credit Facility also accrues a fee of 15 or 25 basis points for any unused portion of the borrowing capacity based on whether the unused portion is greater or less than 50% of the total borrowing capacity.

The Company is subject to customary restrictive covenants under the 2022 Amended and Restated Credit Agreement and the 2026 Term Loan Credit Agreement and the 2027 Term Loan Credit Agreement (each hereinafter defined), as amended, collectively referred to herein as the "Credit Agreements", including, but not limited to, limitations on the Company's ability to: (a) incur indebtedness; (b) make certain investments; (c) incur certain liens; (d) engage in certain affiliate transactions; and (e) engage in certain major transactions such as mergers. The Credit Agreements also contain financial covenants covering the Company, including but not limited to, tangible net worth and fixed charge coverage ratios.

At December 31, 2025, the commitment level under the Credit Facility was $250.0 million and the Company had an outstanding balance of $178.0 million. The available borrowing capacity, subject to borrowing base restrictions, was $40.6 million as of December 31, 2025.

2026 Term Loan. On May 21, 2021, the Operating Partnership, the Company and certain subsidiaries of the Company entered into a credit agreement (the "2026 Term Loan Credit Agreement") with Truist Bank, N.A. as administrative agent, and certain other lenders named therein, for a term loan (the "2026 Term Loan") in an aggregate principal amount of $60.0 million with a maturity of five years. On April 14, 2022, the Company entered into the Amendment, Increase and Joinder to the 2026 Term Loan Credit Agreement (the "2026 Term Loan Amendment"), which increased the term loan commitment under the 2026 Term Loan by $40 million to an aggregate of $100 million. The 2026 Term Loan Amendment also effectuated the transition of the underlying variable interest rate from LIBOR to SOFR.

On October 5, 2022, the Company entered into an amendment which, among other things, amended certain financial covenants and added a sustainability-linked pricing component consistent with what is contained in the 2022 Amended and Restated Credit Agreement (the "2026 Term Loan Second Amendment"), effective September 30, 2022.

2027 Term Loan. On September 30, 2021, the Operating Partnership, the Company and certain subsidiaries of the Company entered into a credit agreement (the "2027 Term Loan Credit Agreement") with KeyBank National Association as administrative agent, and certain other lenders named therein, for a term loan (the "2027 Term Loan") in an aggregate principal amount of $80.0 million (the "Term Commitment") maturing in January 2027. On April 14, 2022, the Company entered into the Amendment, Increase and Joinder to the 2027 Term Loan Credit Agreement (the "2027 Term Loan Amendment"), which increased the Term Commitment by $20 million to an aggregate of $100 million. The 2027 Term Loan Amendment also effectuated the transition of the underlying variable interest rate from LIBOR to SOFR.

On September 30, 2022, the Company entered into the 2022 Amended and Restated Credit Agreement which amended and restated the 2027 Term Loan Credit Agreement to include the origination of a new revolving credit facility in the amount of $250.0 million as previously described. The 2022 Amended and Restated Credit Agreement includes an accordion option that allows the Company to request additional revolving loan commitments and additional term loan commitments not to exceed $750.0 million in the aggregate.

Long-term debt as of December 31, 2025 and 2024 consisted of the following (in thousands):

	December 31, 2025		December 31, 2024	
	Total	Due Within One Year	Total	Due Within One Year
Credit Facility	$ 178,000	$ —	$ 102,000	$ —
2026 Term Loan	100,000	100,000	100,000	—
2027 Term Loan	100,000	—	100,000	—
Financing Costs, net of Accumulated Amortization	(261)	—	(534)	—
Total Long-Term Debt	$ 377,739	$ 100,000	$ 301,466	$ —

Payments applicable to reduction of principal amounts as of December 31, 2025 will be required as follows (in thousands):

Year Ending December 31,		Amount
2026	$	100,000
2027		278,000
2028		—
2029		—
2030		—
2031 and Thereafter		—
Total Long-Term Debt - Face Value	$	378,000

The carrying value of long-term debt as of December 31, 2025 consisted of the following (in thousands):

		Total
Current Face Amount	$	378,000
Financing Costs, net of Accumulated Amortization		(261)
Total Long-Term Debt	$	377,739

In addition to the $0.3 million of financing costs, net of accumulated amortization included in the table above, as of December 31, 2025, the Company also had financing costs, net of accumulated amortization related to the Credit Facility of $0.5 million which is included in other assets on the consolidated balance sheets. These costs are amortized on a straight-line basis over the term of the Credit Facility and are included in interest expense in the Company's accompanying consolidated statements of operations.

The following table reflects a summary of interest expense incurred and paid during the years ended December 31, 2025, 2024, and 2023 (in thousands):

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Interest Expense	$ 15,002	$ 10,664	$ 9,455
Interest Expense from Obligation Under Participation Agreement	468	624	—
Amortization of Deferred Financing Costs to Interest Expense	795	720	710
Total Interest Expense	$ 16,265	$ 12,008	$ 10,165
Total Interest Paid	$ 15,062	$ 11,969	$ 9,245

The Company was in compliance with all of its debt covenants as of December 31, 2025.

NOTE 14. INTEREST RATE SWAPS

The Company has entered into interest rate swap agreements to hedge against changes in future cash flows resulting from fluctuating interest rates related to the below noted borrowings. The interest rate agreements were 100% effective during the years ended December 31, 2025, 2024, and 2023. Accordingly, the changes in fair value on the interest rate swaps have been classified in accumulated other comprehensive income (loss). The fair value of the interest rate swap agreements are included in other assets and accounts payable, accrued expenses and other liabilities, respectively, on the consolidated balance sheets.

Information related to the Company's interest rate swap agreements are noted below (in thousands):

Hedged Item	Effective Date	Maturity Date	Rate	Amount	Fair Value as of December 31, 2025
2026 Term Loan [1]	5/21/2021	5/21/2026	2.05% + 0.10% + applicable spread	$ 100,000	$ 624
2027 Term Loan [2]	11/29/2024	1/31/2027	1.61%+ 0.10% + applicable spread	$ 80,000	$ 1,588
2027 Term Loan [3]	9/30/2022	1/31/2027	3.84%+ 0.10% + applicable spread	$ 20,000	$ (102)
Credit Facility [4]	3/1/2023	3/1/2028	3.21%+ 0.10%+ applicable spread	$ 50,000	$ 56
Credit Facility [5]	4/4/2025	1/1/2027	3.43%+ 0.10%+ applicable spread	$ 50,000	$ (22)

[1] As of December 31, 2025, the Company has utilized interest rate swaps to fix SOFR and achieve a weighted average fixed interest rate of 2.05% plus 0.10% and the applicable spread on the $100 million 2026 Term Loan balance. The weighted average fixed interest rate of 2.05%, is comprised of: (i) rate swaps on $60.0 million of the 2026 Term Loan balance effective May 21, 2021, as amended on April 14, 2022 in connection with the 2026 Term Loan Amendment, to fix SOFR (prior to April 14, 2022, the swap was to fix LIBOR), and (ii) a rate swap on $40.0 million of the 2026 Term Loan Balance effective September 30, 2022, to fix SOFR.

[2] As of December 31, 2025, the Company has utilized an interest rate swap to fix SOFR and achieve a fixed interest rate of 1.61% plus 0.10% and the applicable spread on $80.0 million of the $100 million 2027 Term Loan balance.

[3] As of December 31, 2025, the Company has utilized an interest rate swap to fix SOFR and achieve a fixed interest rate of 3.84% plus 0.10% and the applicable spread on $20.0 million of the $100 million 2027 Term Loan balance.

[4] As of December 31, 2025, the Company has utilized an interest rate swap to fix SOFR and achieve a fixed interest rate of 3.21% plus 0.10% and the applicable spread on $50 million of the outstanding balance on the Credit Facility.

[5] As of December 31, 2025, the Company has utilized an interest rate swap to fix SOFR and achieve a fixed interest rate of 3.43% plus 0.10% and the applicable spread on $50.0 million of the outstanding balance on the Credit Facility.

The use of interest rate swap agreements carries risks, including the risk that the counterparties to these agreements are not able to perform. To mitigate this risk, the Company enters into interest rate swap agreements with counterparties with high credit ratings and with major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company does not currently anticipate that any of the counterparties to the Company's interest rate swap agreements will fail to meet their obligations. As of December 31, 2025 and 2024, there were no events of default related to the Company's interest rate swap agreements.

NOTE 15.   EQUITY

SHELF REGISTRATION STATEMENTS

On December 1, 2020, the Company filed a shelf registration statement on Form S-3, relating to the registration and potential issuance of its common stock, preferred stock, warrants, rights, and units with a maximum aggregate offering price of up to $350.0 million (the "2020 Registration Statement"). The Securities and Exchange Commission declared the 2020 Registration Statement effective on December 11, 2020.

On September 27, 2023, the Company filed a shelf registration statement on Form S-3, relating to the registration and potential issuance of common stock, preferred stock, debt securities, warrants, rights, and units with a maximum aggregate offering price of up to $350.0 million (the "2023 Registration Statement"). The 2020 Registration Statement was terminated concurrently with the filing of the 2023 Registration Statement. The Securities and Exchange Commission declared the 2023 Registration Statement effective on September 29, 2023.

FOLLOW-ON PUBLIC OFFERINGS

In June 2021, the Company completed a follow-on public offering of 3,220,000 shares of common stock, which included the full exercise of the underwriters' option to purchase an additional 420,000 shares of common stock. Upon closing, the Company issued 3,220,000 shares and received net proceeds of $54.3 million, after deducting the underwriting discount and expenses.

ATM PROGRAM

On December 14, 2020, the Company implemented a $100.0 million "at-the-market" equity offering program (the "2020 ATM Program") pursuant to which the Company may sell, from time to time, shares of the Company's common stock. During the year ended December 31, 2022, the Company sold 446,167 shares under the 2020 ATM Program for gross proceeds of $8.7 million at a weighted average price of $19.44 per share, generating net proceeds of $8.6 million after deducting transaction fees totaling $0.1 million. During the year ended December 31, 2021, the Company sold 761,902 shares under the 2020 ATM Program for gross proceeds of $14.0 million at a weighted average price of $18.36 per share, generating net proceeds of $13.8 million after deducting transaction fees totaling $0.2 million. The 2020 ATM Program was terminated in advance of implementing the 2022 ATM Program, hereinafter defined.

On October 21, 2022, the Company implemented a $150.0 million "at-the-market" equity offering program (the "2022 ATM Program") pursuant to which the Company may sell, from time to time, shares of the Company's common stock. During the year ended December 31, 2025, the Company sold 618,757 shares under the 2022 ATM Program for gross proceeds of $10.6 million at a weighted average price of $17.10 per share, generating net proceeds of $10.4 million after deducting transaction fees totaling $0.2 million. During the year ended December 31, 2024, the Company sold 1,059,271 shares under the 2022 ATM Program for gross proceeds of $19.1 million at a weighted average price of $18.04 per share, generating net proceeds of $18.8 million after deducting transaction fees totaling $0.3 million. During the year ended December 31, 2023, the Company sold 665,929 shares under the 2022 ATM Program for gross proceeds of $12.6 million at a weighted average price of $18.96 per share, generating net proceeds of $12.4 million after deducting transaction fees totaling $0.2 million. During the year ended December 31, 2022, the Company sold 1,479,241 shares under the 2022 ATM Program for gross proceeds of $27.8 million at a weighted average price of $18.81 per share, generating net proceeds of $27.4 million after deducting transaction fees totaling $0.4 million. As of December 31, 2025, we have $79.9 million of availability under the 2022 ATM Program.

In the aggregate, under the 2020 ATM Program and 2022 ATM Program, during the year ended December 31, 2022, the Company sold 1,925,408 shares for gross proceeds of $36.5 million at a weighted average price of $18.96 per share, generating net proceeds of $36.0 million after deducting transaction fees totaling $0.5 million.

PREFERRED STOCK

On November 5, 2025, the Company priced a public offering of 2,000,000 shares of the Company's 8.00% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred Stock") at a public offering price of $25.00 per share. The offering closed on November 12, 2025, and the Company received gross proceeds of $50.0 million before deducting the underwriting discount and expenses, with net proceeds totaling $48.1 million.

On December 5, 2025, the Company implemented a $35.0 million "at-the-market" preferred stock equity offering program (the "2025 Preferred Stock ATM Program") pursuant to which the Company may sell, from time to time, shares of the Company's Series A Preferred Stock. During the year ended December 31, 2025, the Company sold 83,328 shares under the 2025 Preferred Stock ATM Program for gross proceeds of $2.1 million at a weighted average price of $24.96 per share, generating net proceeds of $2.0 million after deducting transaction fees totaling less than $0.1 million. As of December 31, 2025, $32.9 million of availability remained under the 2025 Preferred Stock ATM Program.

The Series A Preferred Stock ranks senior to the Company's common stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company. The Series A Preferred Stock has no maturity date and will remain outstanding unless redeemed. The Series A Preferred Stock is not redeemable by the Company prior to November 12, 2030 except under limited circumstances intended to preserve the Company's qualification as a REIT for U.S. federal income tax purposes or upon the occurrence of a change of control, as defined in the Articles Supplementary designating the Series A Preferred Stock (the "Articles Supplementary"). Upon such change in control, the Company may redeem, at its election, the Series A Preferred Stock at a redemption price of $25.00 per share plus any accumulated and unpaid dividends up to, but excluding the date of redemption, and in limited circumstances, the holders of preferred stock shares may convert some or all of their Series A Preferred Stock into shares of the Company's common stock at conversion rates set forth in the Articles Supplementary.

NONCONTROLLING INTEREST

As of December 31, 2025, CTO holds, directly and indirectly, a 7.6% noncontrolling common ownership interest in the Operating Partnership as a result of 1,223,854 OP Units issued to CTO and its wholly owned subsidiaries at the time of the Company's IPO. On November 10, 2023, the Company redeemed the 479,640 OP Units held previously held by an unrelated third party. The 479,640 OP Units were redeemed on a one-for-one basis for shares of common stock of the Company.

DIVIDENDS

The Company has elected to be taxed as a REIT for U.S. federal income tax purposes under the Code. To qualify as a REIT, the Company must annually distribute, at a minimum, an amount equal to 90% of its taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and must distribute 100% of its taxable income (including net capital gains) to eliminate U.S. federal corporate income taxes payable by the Company. Because taxable income differs from cash flow from operations due to non-cash revenues and expenses (such as depreciation and other items), in certain circumstances, the Company may generate operating cash flow in excess of its dividends, or alternatively, may need to make dividend payments in excess of operating cash flows. During the years ended December 31, 2025, 2024, and 2023, the Company declared and paid cash dividends on its common stock and OP Units of $1.140 per share, $1.100 per share, and $1.100 per share, respectively.

NOTE 16.   COMMON STOCK AND EARNINGS PER SHARE

Basic earnings per common share is computed by dividing net income (loss) attributable to the Company for the period by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per common share is determined based on the assumption that the OP Units are redeemed for shares of our common stock on a one-for-one basis.

The following is a reconciliation of basic and diluted earnings per common share (in thousands, except share and per share data):

| | Year Ended | | |
	December 31, 2025	December 31, 2024	December 31, 2023
Net Income (Loss) Attributable to Common Stockholders	$ (3,209)	$ 2,066	$ 2,917
Weighted Average Number of Common Shares Outstanding	14,328,451	13,858,257	13,925,362
Weighted Average Number of Common Shares Applicable to OP Units using Treasury Stock Method [(1)]	1,223,854	1,223,854	1,635,162
Total Shares Applicable to Diluted Earnings per Share.	15,552,305	15,082,111	15,560,524
Per Common Share Data:			
Net Income (Loss) Attributable to Common Stockholders			
Basic.	$ (0.22)	$ 0.15	$ 0.21
Diluted	$ (0.22)	$ 0.14	$ 0.19

[(1)]   Represents shares underlying OP units including (i) 1,223,854 shares underlying OP Units issued to CTO in connection with our IPO and (ii) 479,640 shares underlying OP Units issued to an unrelated third party in connection with the acquisition of a portfolio of properties during the year ended December 31, 2021, which OP Units were redeemed on a one-for-one basis for shares of common stock of the Company during the year ended December 31, 2023 (see Note 15, "Equity").

NOTE 17.   SHARE REPURCHASES

In May 2023, the Board approved a $5.0 million stock repurchase program (the "2023 $5.0 Million Repurchase Program"). Under the 2023 $5.0 Million Repurchase Program, the Company repurchased 23,889 shares of its common stock on the open market for a total cost of $0.4 million, or an average price per share of $15.22, during the year ended December 31, 2023.

In July 2023, the Board approved a $15.0 million stock repurchase program (the "2023 $15.0 Million Repurchase Program"). The 2023 $15.0 Million Repurchase Program replaced the 2023 $5.0 Million Repurchase Program. Under the 2023 $15.0 Million Repurchase Program, the Company repurchased 875,122 shares of its common stock on the open market for a total cost of $14.2 million, or an average price per share of $16.26, during the year ended December 31, 2023.

In aggregate, the Company repurchased 899,011 shares of its common stock on the open market for a total cost of $14.6 million, or an average price per share of $16.23, during the year ended December 31, 2023.

Under the 2023 $15.0 Million Repurchase Program, the Company repurchased 45,768 shares of its common stock on the open market for a total cost of $0.8 million, or an average price per share of $16.90, during the year ended December 31, 2024, which completed the 2023 $15.0 Million Repurchase Program.

In February 2025, the Board approved a $10.0 million stock repurchase program (the "2025 $10.0 Million Repurchase Program"). Under the 2025 $10.0 Million Repurchase Program, the Company repurchased 546,390 shares of its common stock on the open market for a total cost of $8.8 million, or an average price per share of $16.07, during the year ended December 31, 2025.

NOTE 18.   STOCK-BASED COMPENSATION

Under the Company's non-employee director compensation policy, each non-employee member of the Board receives a portion of their annual retainer fee in shares of Company common stock, and a portion in cash; and, with respect to the cash portion, each director may elect to receive such portion in shares of Company common stock rather than cash. The number of shares issued to the directors is calculated quarterly by dividing (i) the amount of the quarterly retainer fee payment due to such director by (ii) the 20-day trailing average closing price of the Company's common stock as of the last business day of the quarter for which such payment applied, rounded down to the nearest whole number of shares. During the year ended December 31, 2025, the expense recognized for the value of the Company's common stock received by non-employee directors totaled $0.4 million, or 24,168 shares, of which 5,806 shares were issued on April 1, 2025, 6,276 shares were issued on July 1, 2025, 6,472 shares were issued on October 1, 2025, and 5,614 shares were issued on January 2, 2026. During the year ended December 31, 2024, the expense recognized for the value of the Company's common stock received by non-employee directors totaled $0.2 million, or 15,119 shares, of which 5,131 shares were issued on April 1, 2024, 5,168 shares were issued on July 1, 2024, 4,304 shares were issued on October 1, 2024, and 516 shares were issued on January 2, 2025. During the year ended December 31, 2023, the expense recognized for the value of the Company's common stock received by non-employee directors totaled $0.3 million, or 19,133 shares, of which 4,776 shares were issued on April 1, 2023, 4,940 shares were issued on July 3, 2023, 4,748 shares were issued on October 2, 2023, and 4,669 shares were issued on January 2, 2024.

Stock compensation expense for the years ended December 31, 2025, 2024, and 2023 is summarized as follows (in thousands):

| | Year Ended | | |
	December 31, 2025	December 31, 2024	December 31, 2023
Stock Compensation Expense – Director Retainers Paid in Stock	$ 380	$ 247	$ 318

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[1]   Director retainers are issued through additional paid in capital in arrears. Therefore, the change in additional paid in capital during the years ended December 31, 2025, 2024, and 2023 reported on the consolidated statements of stockholders' equity does not agree to the total non-cash compensation reported on the consolidated statements of cash flows.

NOTE 19.   RELATED PARTY MANAGEMENT COMPANY

We are externally managed by the Manager, a wholly owned subsidiary of CTO. Subsequent to the IPO, through December 31, 2025, CTO has, directly and indirectly through a wholly owned subsidiary, purchased an aggregate of 431,912 shares of PINE common stock in the open market including (i) 109,081 shares purchased during the year ended December 31, 2025 for $1.6 million, or an average price per share of $14.24, (ii) 29,807 shares purchased during the year ended December 31, 2024 for $0.4 million, or an average price per share of $14.97, (iii) 129,271 shares purchased during the year ended December 31, 2023 for $2.1 million, or an average price per share of $16.21, (iv) 155,665 shares purchased during the year ended December 31, 2022 for $2.7 million, or an average price per share of $17.57 and (v) 8,088 shares purchased during the year ended December 31, 2021 for $0.1 million, or an average price per share of $17.65.

As of December 31, 2025, CTO owns, directly and indirectly through wholly owned subsidiaries, in the aggregate, 1,223,854 OP Units and 1,247,702 shares of PINE common stock, inclusive of (i) 394,737 shares of common stock totaling $7.5 million issued in connection with a private placement that closed concurrently with the IPO, (ii) 421,053 shares of common stock totaling $8.0 million issued in connection with the IPO, and (iii) 431,912 shares of common stock totaling $7.0 million purchased by CTO, directly and indirectly through a wholly owned subsidiary, subsequent to the IPO. The aggregate 1,223,854 OP Units and 1,247,702 shares of PINE common stock held by CTO represent an investment totaling $41.3 million, or 15.4% of PINE's combined total of 16,007,273 shares of outstanding common stock and OP Units, as of December 31, 2025.

Management Agreement

On November 26, 2019, the Operating Partnership and PINE entered into a management agreement with the Manager (the "Management Agreement"). Pursuant to the terms of the Management Agreement, our Manager manages, operates and administers our day-to-day operations, business and affairs, subject to the direction and supervision of the Board and in accordance with the investment guidelines approved and monitored by the Board. We pay our Manager a base management fee equal to 0.375% per quarter of our "total equity" (as defined in the Management Agreement and based on a 1.5% annual rate), calculated and payable in cash, quarterly in arrears. Our Manager has waived a portion of the base management fee attributable to the inclusion of the net cash proceeds from the issuance of the Series A Preferred Stock in our "total equity" (the "Incremental Equity Base"), such that the base management fee rate on the Incremental Equity Base is equal to 0.75% per annum (0.1875% per quarter), instead of 1.50% per annum (0.375% per quarter) as provided in the Management Agreement.

Our Manager has the ability to earn an annual incentive fee based on our total stockholder return exceeding an 8% cumulative annual hurdle rate (the "Outperformance Amount") subject to a high-water mark price. We would pay our Manager an incentive fee with respect to each annual measurement period in the amount of the greater of (i) $0.00 and (ii) the product of (a) 15% multiplied by (b) the Outperformance Amount multiplied by (c) the weighted average shares. No incentive fee was due for the year ended December 31, 2025, 2024 or 2023.

On July 18, 2024, the Operating Partnership and PINE entered into an amendment (the "Amendment") to the Management Agreement with the Manager. The Amendment extended the expiration date of the initial term of the Management Agreement from November 26, 2024 to January 31, 2025 and the initial term, and on that date the term of the Management Agreement automatically renewed for a one-year term. The current term of the Management Agreement expires on January 31, 2027 and the Management Agreement will automatically renew for an unlimited number of successive one-year periods thereafter, unless the Management Agreement is not renewed or is terminated in accordance with its terms.

Our independent directors review our Manager's performance and the management fees annually. The Management Agreement may be terminated annually upon the affirmative vote of two-thirds of our independent directors or upon a determination by the holders of a majority of the outstanding shares of our common stock, based upon (i) unsatisfactory performance by the Manager that is materially detrimental to us or (ii) a determination that the management fees payable to our Manager are not fair, subject to our Manager's right to prevent such termination due to unfair fees by accepting a reduction of management fees agreed to by two-thirds of our independent directors. We may also terminate the

Management Agreement for cause at any time without the payment of any termination fee, with 30 days' prior written notice from the Board.

We pay directly or reimburse our Manager for certain expenses, if incurred by our Manager. We do not reimburse any compensation expenses incurred by our Manager or its affiliates. Expense reimbursements to our Manager are made in cash on a quarterly basis following the end of each quarter. In addition, we pay all of our operating expenses, except those specifically required to be borne by our Manager pursuant to the Management Agreement.

The Company incurred management fee expenses totaling $4.4 million, $4.2 million, and $4.3 million during the years ended December 31, 2025, 2024, and 2023, respectively. The Company also paid dividends on the common stock and OP Units owned by affiliates of the Manager in the amount of $2.8 million, $2.6 million, and $2.5 million, for the years ended December 31, 2025, 2024, and 2023, respectively.

The following table represents amounts due to CTO (in thousands):

	As of	
Description	**December 31, 2025**	**December 31, 2024**
Management Fee due to CTO	$ 1,142	$ 1,098
Other	208	28
Total [1]	$ 1,350	$ 1,126

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[1]   Included in accrued expenses, see Note 11, "Accounts Payable, Accrued Expenses, and Other Liabilities".

ROFO Agreement

On November 26, 2019, PINE also entered into an Exclusivity and Right of First Offer Agreement with CTO (the "ROFO Agreement"). During the term of the ROFO Agreement, CTO will not, and will cause each of its affiliates (which for purposes of the ROFO Agreement will not include our company and our subsidiaries) not to, acquire, directly or indirectly, a single-tenant, net leased property, unless CTO has notified us of the opportunity and we have affirmatively rejected the opportunity to acquire the applicable property or properties.

The terms of the ROFO Agreement do not restrict CTO or any of its affiliates from providing financing for a third party's acquisition of single-tenant, net leased properties or from developing and owning any single-tenant, net leased property.

Pursuant to the ROFO Agreement, neither CTO nor any of its affiliates (which for purposes of the ROFO Agreement does not include our company and our subsidiaries) may sell to any third party any single-tenant, net leased property that was owned by CTO or any of its affiliates as of the closing date of the IPO or that is developed and owned by CTO or any of its affiliates after the closing date of the IPO, without first offering us the right to purchase such property.

The term of the ROFO Agreement will continue for so long as the Management Agreement with our Manager is in effect.

On April 6, 2021, the Company entered into a purchase and sale agreement with a certain subsidiary of CTO for the purchase of one net lease property for $11.5 million. The acquisition was completed on April 23, 2021.

On April 2, 2021, the Company entered into a purchase and sale agreement with certain subsidiaries of CTO for the purchase of six net lease properties (the "CMBS Portfolio"). The terms of the purchase and sale agreement, as amended on April 20, 2021, provided a total purchase price of $44.5 million for the CMBS Portfolio. The acquisition of the CMBS Portfolio was completed on June 30, 2021.

On January 5, 2022, the Company entered into a purchase and sale agreement with a certain subsidiary of CTO for the purchase of one net lease property for $6.9 million. The acquisition was completed on January 7, 2022.

The entry into these purchase and sale agreements, and subsequent completion of the related acquisitions, are a result of the Company exercising its right to purchase the aforementioned properties under the ROFO Agreement.

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with CTO and its affiliates, including our Manager, the individuals who serve as our executive officers and executive officers of CTO, any individual who serves as a director of our company and as a director of CTO and any limited partner of the Operating Partnership. Conflicts may include, without limitation: conflicts arising from the enforcement of agreements between us and CTO or our Manager; conflicts in the amount of time that executive officers and employees of CTO, who are provided to us through our Manager, will spend on our affairs versus CTO's affairs; and conflicts in future transactions that we may pursue with CTO and its affiliates. We do not generally expect to enter into joint ventures with CTO, but if we do so, the terms and conditions of our joint venture investment will be subject to the approval of a majority of disinterested directors of the Board.

In addition, we are subject to conflicts of interest arising out of our relationships with our Manager. Pursuant to the Management Agreement, our Manager is obligated to supply us with our senior management team. However, our Manager is not obligated to dedicate any specific CTO personnel exclusively to us, nor are the CTO personnel provided to us by our Manager obligated to dedicate any specific portion of their time to the management of our business. Additionally, our Manager is a wholly owned subsidiary of CTO. All of our executive officers are executive officers and employees of CTO and one of our officers (John P. Albright) is also a member of CTO's board of directors. As a result, our Manager and the CTO personnel it provides to us may have conflicts between their duties to us and their duties to, and interests in, CTO.

We may acquire, sell, or finance net leased properties that would potentially fit the investment criteria for our Manager or its affiliates. Similarly, our Manager or its affiliates may acquire, sell, or finance net leased properties that would potentially fit our investment criteria. Although such acquisitions or dispositions could present conflicts of interest, we nonetheless may pursue and consummate such transactions. Additionally, we may engage in transactions directly with our Manager or its affiliates, including the purchase and sale of all or a portion of a portfolio of assets. If we acquire a net leased property from CTO or one of its affiliates or sell a net leased property to CTO or one of its affiliates, the purchase price we pay to CTO or one of its affiliates or the purchase price paid to us by CTO or one of its affiliates may be higher or lower, respectively, than the purchase price that would have been paid to or by us if the transaction were the result of arm's length negotiations with an unaffiliated third party.

In deciding whether to issue additional debt or equity securities, we will rely, in part, on recommendations made by our Manager. While such decisions are subject to the approval of the Board, our Manager is entitled to be paid a base management fee that is based on our "total equity" (as defined in the Management Agreement). As a result, our Manager may have an incentive to recommend that we issue additional equity securities at dilutive prices.

All of our executive officers are executive officers and employees of CTO. These individuals and other CTO personnel provided to us through our Manager devote as much time to us as our Manager deems appropriate. However, our executive officers and other CTO personnel provided to us through our Manager may have conflicts in allocating their time and services between us, on the one hand, and CTO and its affiliates, on the other. During a period of prolonged economic weakness or another economic downturn affecting the real estate industry or at other times when we need focused support and assistance from our Manager and the CTO executive officers and other personnel provided to us through our Manager, we may not receive the necessary support and assistance we require or that we would otherwise receive if we were self-managed.

Additionally, the ROFO Agreement does contain exceptions to CTO's exclusivity for opportunities that include only an incidental interest in single-tenant, net leased properties. Accordingly, the ROFO Agreement will not prevent CTO from pursuing certain acquisition opportunities that otherwise satisfy our then-current investment criteria.

Our directors and executive officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, PINE GP has fiduciary duties, as the general partner, to the Operating Partnership and to the limited partners under Delaware law in connection with the management of the Operating Partnership. These duties as a general partner to the Operating Partnership and its partners may come into conflict with the duties of our directors and executive officers to us. Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of loyalty and care and which generally prohibits such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The partnership agreement provides that in the event of a conflict between the interests of our stockholders on the one hand and the limited partners of the Operating Partnership on the other hand, PINE GP will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that so long as we own a controlling interest in the Operating Partnership, any such conflict that we, in our sole and absolute discretion, determine cannot be resolved in a manner not adverse to either our stockholders or the limited partners of the Operating Partnership shall be resolved in favor of our stockholders, and we shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

Revenue Sharing Agreement

On December 4, 2023, CTO entered into an asset management agreement directly with the borrower under the Mortgage Note (as described in Note 4, "Commercial Loans and Investments") to manage the portfolio of assets secured by the Mortgage Note. The Company entered into a revenue sharing agreement with CTO whereby the Company receives a share of the asset management fees, disposition management fees, leasing commissions, and other fees related to CTO's management and administration of the portfolio (the "Revenue Sharing Agreement"). The Company's share of the fees under the Revenue Sharing Agreement is based on fees earned by CTO associated with the single tenant properties within the portfolio, which are earned as services are rendered. During the years ended December 31, 2025 and 2024, the Company recognized $0.5 million of revenue per year pursuant to the Revenue Sharing Agreement, which is included in other revenue on the Company's consolidated statements of operations. During the year ended December 31, 2023, the Company recognized less than $0.1 million of revenue per year pursuant to the Revenue Sharing Agreement, which is included in other revenue on the Company's consolidated statement of operations.

NOTE 20.   COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

From time to time, the Company may be a party to certain legal proceedings, incidental to the normal course of business. The Company is not currently a party to any pending or threatened legal proceedings that we believe could have a material adverse effect on the Company's business or financial condition.

CONTRACTUAL COMMITMENTS – EXPENDITURES

The Company is committed to fund nine construction loans as described in Note 4, "Commercial Loans and Investments". The unfunded portion of the construction loans totaled $45.7 million as of December 31, 2025.

The Company has committed to fund certain capital improvements related to several properties, which include tenant improvements, landlord work, leasing commissions, and other capital improvements. As of December 31, 2025, the commitments totaled $2.6 million, of which $2.2 million has been paid, leaving a remaining commitment of $0.4 million. The improvements are generally expected to be completed within 12 months of December 31, 2025.

NOTE 21.   BUSINESS SEGMENT DATA

The Company operates in two primary business segments: income properties and commercial loans and investments.

Our income property operations consist of lease income from income producing properties and our business plan is focused on investing in additional income-producing properties. Our income property operations accounted for 71% and

82% of our identifiable assets as of December 31, 2025 and 2024, respectively, and 80.4%, 88.1%, and 98.5% of our consolidated revenues for the years ended December 31, 2025, 2024, and 2023, respectively. Our commercial loans and investment operations accounted for 25% and 15% of our identifiable assets as of December 31, 2025 and 2024, respectively, and 18.8%, 11.0%, and 1.4% of our consolidated revenues for the years ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2025, our commercial loans investment portfolio consisted of 18 commercial loan investments, of which three are related to properties acquired through a sale-leaseback transaction whereby the tenant has a future repurchase right.

The Company's CODM evaluates segment performance based on total revenues less direct costs of revenues when making decisions about allocating capital to the segments. The Company's reportable segments are strategic business units that offer different products. They are managed separately because each segment requires different management techniques, knowledge, and skill.

Information about the Company's operations in different segments for the year ended December 31, 2025 is as follows (in thousands):

	Income Properties	Commercial Loans and Investments	Total
Revenues:			
Lease Income	$ 48,657	$ —	$ 48,657
Interest Income from Commercial Loans and Investments	—	11,350	11,350
Total Revenues for Reportable Segments	48,657	11,350	60,007
Reconciliation to Consolidated Revenues			
Other Revenues			525
Total Consolidated Revenues			$ 60,532
Operating Expenses:			
Real Estate Expenses	7,956	—	7,956
Total Revenues Less Direct Costs of Revenues	40,701	11,350	52,051
Provision for Impairment	6,615	801	7,416
Depreciation and Amortization	27,383	—	27,383
Total Revenues Less Operating Expenses for Reportable Segments	6,703	10,549	17,252
Gain on Disposition of Assets	2,070	—	2,070
Net Income From Operations for Reportable Segments	8,773	10,549	19,322
Reconciliation to Consolidated Net Loss			
Other Revenues			525
General and Administrative Expenses			(6,709)
Investment and Other Income			242
Interest Expense			(16,265)
Consolidated Net Loss			$ (2,885)

Information about the Company's operations in different segments for the year ended December 31, 2024 is as follows (in thousands):

	Income Properties	Commercial Loans and Investments	Total
Revenues:			
Lease Income	$ 46,005	$ —	$ 46,005
Interest Income from Commercial Loans and Investments	—	5,761	5,761
Total Revenues for Reportable Segments	46,005	5,761	51,766
Reconciliation to Consolidated Revenues			
Other Revenues			461
Total Consolidated Revenues			$ 52,227
Operating Expenses:			
Real Estate Expenses	7,793	—	7,793
Total Revenues Less Direct Costs of Revenues	38,212	5,761	43,973
Provision for Impairment	1,141	552	1,693
Depreciation and Amortization	25,594	—	25,594
Total Revenues Less Operating Expenses for Reportable Segments	11,477	5,209	16,686
Gain on Disposition of Assets	3,443	—	3,443
Net Income From Operations for Reportable Segments	14,920	5,209	20,129
Reconciliation to Consolidated Net Income			
Other Revenues			461
General and Administrative Expenses			(6,575)
Investment and Other Income			247
Interest Expense			(12,008)
Consolidated Net Income			$ 2,254

Information about the Company's operations in different segments for the year ended December 31, 2023 is as follows (in thousands):

	Income Properties	Commercial Loans and Investments	Total
Revenues:			
Lease Income	$ 44,967	$ —	$ 44,967
Interest Income from Commercial Loans and Investments	—	637	637
Total Revenues for Reportable Segments	44,967	637	45,604
Reconciliation to Consolidated Revenues			
Other Revenues			40
Total Consolidated Revenues			$ 45,644
Operating Expenses:			
Real Estate Expenses	6,580	—	6,580
Total Revenues Less Direct Costs of Revenues	38,387	637	39,024
Provision for Impairment	2,864	356	3,220
Depreciation and Amortization	25,758	—	25,758
Total Revenues Less Operating Expenses for Reportable Segments	9,765	281	10,046
Gain on Disposition of Assets	9,334	—	9,334
Net Income From Operations for Reportable Segments	19,099	281	19,380
Reconciliation to Consolidated Net Income			
Other Revenues			40
General and Administrative Expenses			(6,301)
Loss on Extinguishment of Debt			23
Investment and Other Income			289
Interest Expense			(10,165)
Consolidated Net Income			$ 3,266

Capital expenditures of each segment as of December 31, 2025, 2024, and 2023 are as follows (in thousands):

	Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Capital Expenditures:			
Income Properties	$ 108,548	$ 74,524	$ 84,465
Commercial Loans and Investments	135,913	57,851	35,419
Total Capital Expenditures	$ 244,461	$ 132,375	$ 119,884

Identifiable assets of each segment as of December 31, 2025 and 2024 are as follows (in thousands):

	As of			
	December 31, 2025		December 31, 2024	
Identifiable Assets:				
Income Properties	$	505,273	$	497,765
Commercial Loans and Investments		182,397		92,358
Other Revenue		47		17
Corporate and Other		28,157		14,855
Total Assets	$	715,874	$	604,995

Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Corporate and other assets consist primarily of cash and restricted cash as well as the interest rate swaps.

NOTE 22.   SUBSEQUENT EVENTS

Subsequent events and transactions were evaluated through February 5, 2026, the date the consolidated financial statements were issued.

On February 4, 2026, the Company, the Operating Partnership, as borrower (the "Borrower"), and certain subsidiaries of the Borrower entered into an Amended and Restated Credit Agreement with Truist Bank, N.A., as administrative agent, and certain other lenders named therein (the "Amended and Restated Credit Agreement"). The Amended and Restated Credit Agreement provides for a $250,000,000 senior unsecured revolving credit facility, a $100,000,000 senior unsecured term loan credit facility maturing in 2029, and a $100,000,000 senior unsecured term loan credit facility maturing in 2031. On February 4, 2026, in connection with the Borrower's entry into the Amended and Restated Credit Agreement, the Borrower repaid all obligations outstanding under the Amended and Restated Credit Agreement, dated as of September 30, 2022, among the Company, as parent guarantor, the Borrower, certain subsidiaries of the Borrower, KeyBank National Association, as administrative agent, and certain other lenders named therein (as amended, the "Prior Credit Agreement"). As a result, the Prior Credit Agreement was terminated and the obligations thereunder were discharged.

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SELECT METRICS

As of and for the year ended December 31st, unless otherwise noted

	2025	2024
Investment & Disposition Activity		
Total Investment Volume	$277.7 million	$134.7 million
Weighted Average Initial Yield	10.3%	8.7%
Property Portfolio [1]		
Number of Properties	127	134
Square Feet	4.3 million	3.9 million
Occupancy	99.5%	98.0%
Weighted Average Remaining Lease Term	8.4 years	8.7 years
% of GAAP ABR Attributable to Investment Grade Rated Tenants	51%	51%
Commercial Loan Portfolio		
Number of Commercial Loans	15	6
Outstanding Face Amount [2]	$129.8 million	$48.0 million
Weighted Average Coupon Rate (Including PIK)	12.4%	10.1%
Weighted Average Remaining Term	1.9 years	1.0 years
1-Year Total Return (per Bloomberg, with dividends reinvested)		
PINE	7%	6%
RMZ Index	3%	9%
Dividend		
Closing Stock Price as of Annual Meeting Record Date	$18.99	$16.45
Annualized Dividend Yield as of Annual Meeting Record Date [3]	6.3%	6.9%
AFFO Payout Ratio	60%	64%

(1) Includes properties acquired through sale-leaseback transactions accounted for as financing arrangements for GAAP purposes. However, as they constitute real estate assets for both legal and tax purposes, we include them for purposes of describing our property portfolio and exclude them for purposes of describing our commercial loan portfolio.

(2) Net of $10.0 million A-1 Participation and $31.1 million of financing related to sale-leaseback properties.

(3) Based on cash dividend for the first quarter of the year.

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CORPORATE INFORMATION

BOARD OF DIRECTORS

Andrew C. Richardson
Chairman of the Board of Alpine Income Property Trust, Inc. and Chief Executive Officer of RCM Living Holdings LLC

John P. Albright
President and Chief Executive Officer of CTO Realty Growth, Inc. and Alpine Income Property Trust, Inc.

M. Carson Good
President of Good Capital Group, Member of the Board of Directors of the Greater Orlando Airport Authority, and Member of the Board of Governors of the State University System of Florida

Brenna A. Wadleigh
Chief Executive Officer of N3 Real Estate

Rachel Elias Wein
Founder and Chief Executive Officer of WeinPlus

EXECUTIVES

John P. Albright
President and Chief Executive Officer

Steven R. Greathouse
Senior Vice President and Chief Investment Officer

Lisa M. Vorakoun
Senior Vice President and Chief Accounting Officer

Philip R. Mays
Senior Vice President, Chief Financial Officer and Treasurer

Daniel E. Smith
Senior Vice President, General Counsel and Corporate Secretary

INFORMATION

Counsel
Vinson & Elkins LLP
The Grace Building
1114 Avenue of the Americas, 32nd Floor
New York, New York 10036

Registrar and Stock Transfer Agent
Computershare Trust Company N.A.
150 Royall Street, Suite 100
Canton, MA 02021

Auditors
Grant Thornton LLP
1415 Vantage Park Drive, Suite 500
Charlotte, NC 28203

Mailing Address
Alpine Income Property Trust, Inc.
369 N. New York Avenue, Suite 201
Winter Park, FL 32789

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NYSE: PINE

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